Form 20-F
period 2002-12-31
MEXICAN COPPER CO
filed 2003-07-15
CIK 1057277

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

Annual Report Pursuant to 15(d)
of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2002

Commission File Number 333-08340-01

MEXICANA DE COBRE, S.A. DE C.V.

(Exact name of Registrant as specified in its charter)

MEXICAN COPPER COMPANY
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

c/o Grupo Minero México, S.A. de C.V.
Baja California 200
Col. Roma Sur
06760 México, D.F.
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Guarantees of 8.25% Series A Guaranteed Senior Notes due 2008 and
9.25% Series B Guaranteed Senior Notes due 2028
issued by Grupo Minero México, S.A. de C.V.

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Shares of common stock – 1,043,271,843 Class I Series A Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes  ☒  No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐  Item 18  ☒

The registrant is a subsidiary of Grupo Minero México, S.A. de C.V. The registrant is filing this form using the reduced disclosure format provided for in Instruction I to Form 10-K. See Explanatory Note.

i

EXPLANATORY NOTE

We are Mexicana de Cobre, S.A. de C.V. and we are required to file an annual report on Form 20-F pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 15d-1 thereunder because we are a guarantor of the 8.25% Series A Guaranteed Senior Notes due 2008 (the “Series A Notes”) and 9.25% Series B Guaranteed Senior Notes due 2028 (the “Series B Notes” and, together with the Series A Notes, the “Notes”) of Grupo Minero México, S.A. de C.V. (“Grupo Minero”), which were issued and sold pursuant to a registration statement on Form F-1 under the Securities Act of 1933, as amended (the “Act”) (Commission File No. 333-8430). Grupo Minero owns 96.43% of our capital stock, and the balance was acquired by the Mexican National Mine Workers Union in 1988 in connection with the privatization of the registrant.

Grupo Minero has filed an annual report on Form 20-F for the year ended December 31, 2002 (Commission File No. 333-08430).

We have omitted certain information required by Form 20-F from this Annual Report on the basis of Instruction I to Form 10-K under the Exchange Act, which permits a company wholly-owned by another company that is a reporting company under the Exchange Act to file an abbreviated annual report in accordance with the no-action letter issued by the staff of the Securities and Exchange Commission (the “SEC”) on October 28, 1999.

Our securities with respect to which there is a reporting obligation under Section 15(d) of the Exchange Act consist only of guarantees of the Notes of Grupo Minero and cannot be held or traded separately. We have accordingly omitted responses to items 10 and 14, which call for information concerning the securities that is inapplicable to the guarantees of the Notes. Information responsive to these items can be found in the annual report on Form 20-F of Grupo Minero.

PRESENTATION OF INFORMATION

We are a corporation (sociedad anónima de capital variable) organized under the laws of the United Mexican States (“Mexico”) and present our financial statements in Mexican pesos and in accordance with accounting principles generally accepted in México (“Mexican GAAP”). Mexican GAAP provides for the recognition of certain effects of inflation by restating nonmonetary assets and liabilities using the Mexican National Consumer Price Index (the “NCPI”), restating the components of stockholders’ equity using the NCPI and recording gains or losses in purchasing power from holding monetary liabilities or assets. Mexican GAAP also requires restatement of financial statements to pesos of purchasing power as of the date of the most recent balance sheet presented. All data in the financial statements included in this Annual Report, the selected financial information derived therefrom and other financial information included in this Annual Report have been restated to pesos of purchasing power as of December 31, 2002, except as otherwise indicated.

Mexican GAAP differs in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). For a discussion of certain significant differences between Mexican GAAP and U.S. GAAP as they relate to us, together with a reconciliation of net (loss) income and stockholders’ equity to U.S. GAAP, see Note 16 to our audited consolidated financial statements as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 (together with the notes thereto, the “Financial Statements”). The effect of price-level restatement under Mexican GAAP has not been reversed in the reconciliation to U.S. GAAP. See Note 16 to the Financial Statements set forth in Annex F hereto.

References in this Annual Report to “U.S. dollars” or “US$” are to the lawful currency of the United States. References in this Annual Report to “pesos” or “Ps.” are to the lawful currency of Mexico.

This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or any other rate. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of Ps. 10.3125 to US$ 1.00, the exchange rate as of December 31, 2002 published by Banco de México (the “Mexican Central Bank”). On December 31, 2002, the difference between the exchange rate published by the Mexican Central Bank and the noon buying rate in New York City for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”) of Ps. 10.5608 to US$1.00 was not material. On June 23, 2003, the noon buying rate was Ps. 10.4745 per US$1.00.

Unless otherwise indicated, all references herein to volumes of ore, concentrates and other metal products are expressed in metric tons.  One metric ton equals approximately 2,204.62 pounds.

FORWARD LOOKING STATEMENTS

We may from time to time make written or oral forward-looking statements in our periodic reports to the SEC on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by any of our officers, directors or employees to analysts, institutional investors, representatives of the media and others. These statements appear in a number of places in this Annual Report and include statements regarding our current intent, belief or current expectations or those of our officers with respect to trends affecting our financial condition or results of operations.  Where used in this Annual Report, the words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, and protect” and similar expressions, as they relate to us or our management are intended to identify such forward-looking statements.  Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The information contained in this Annual Report, including, without limitation, the information under Item 4. “Information on the Company” and Item 5. “Operating and Financial Review and Prospects,” identifies important factors that could cause such differences. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof.  We do not undertake any obligation to release publicly the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.                                   DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Items 1. A and 1.B are not applicable. Item 1.C, Auditors, is as follows:

Our external auditors are Galaz, Yamazaki, Ruíz Urquiza, S.C. (“Galaz”), the Mexican national practice of Deloitte Touche Tohmatsu (“DTT”). Prior to June 10, 2002, our external auditors were Ruiz, Urquiza y Cía., S.C. (“Ruiz Urquiza”), a former member firm of Andersen Worldwide, which was subject to the quality control procedures of Arthur Andersen LLP required for foreign associated firms that are embodied in the requirements of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants. Subsequent to June 9, 2002, Ruiz Urquiza was subject to the quality control procedures of Deloitte & Touche LLP. The change in external auditors resulted from the integration of the partners and personnel of Ruíz Urquiza with DTT’s prior Mexican national practice, Galaz, Gomez Morfín, Chavero, Yamazaki, S.C

ITEM 2.                                   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                   KEY INFORMATION

We have omitted portions of this item on the basis of Instruction I(2)(a) to Form 10-K.  See Explanatory Note.

SELECTED OPERATING DATA

The following table presents selected production and other operating data for our subsidiaries and us. The data includes production sold to the other operating units of Grupo Minero.

	Year ended December 31,
	1998	1999	2000	2001	2002
	(Volumes in metric tons, unless otherwise indicated)
Material moved (metric tons in thousands)	80,533	81,931	84,175	84,204	62,592
Ore milled (metric tons in thousands)	33,410	33,439	33,308	32,762	21,750
Ore grade (average % copper for period)	0.56	0.54	0.49	0.53	0.54
Leach ore (metric tons in thousands)	19,422	17,814	17,099	24,428	25,531
Waste (metric tons in thousands)	27,701	30,679	33,768	27,014	15,311
Stripping ratio(1)	1.41	1.45	1.53	1.57	1.88
Copper concentrate production:
Copper	507,975	505,988	462,196	503,834	333,885
Molybdenum	10,321	13,839	12,009	9,579	5,944
Metal contained in concentrate production:
Copper	156,759	152,860	136,680	140,760	91,925
Silver	67	66	63	59	44
Gold (kilograms)	152	141	138	163	132
Molybdenum	5,949	7,961	6,886	5,518	3,428
Smelter(2) and SX-EW production:(5)
Copper anodes	298,781	343,919	295,533	317,133	239,031
Copper cathodes	20,754	22,224	21,772	20,609	19,295
Sulfuric acid	871,000	1,009,000	857,300	965,850	703,801
Refinery production:
Copper cathodes	226,569	274,990	244,153	257,495	199,905
Rod plant production:(3)
Copper rod	50,047	98,615	130,611	129,562	97,485
Precious metal refinery:(4)
Refined silver	—	66	244	206	212
Refined gold (kilograms)	—	379	1,312	1,177	742

(1)	Stripping ratio is the ratio of waste plus leachable ore to ore mined in the material moved in an open pit operation.
(2)	Smelter capacity was increased to 360,000 tons per year in June 1999 with the addition of a new shaft furnace at the La Caridad Smelter.
(3)	The rod plant at La Caridad commenced operations in April 1998.
(4)	The precious metal refinery at La Caridad commenced operations in July 1999.
(5)	The production at the Mexcobre SX-EW facility includes copper scrap production. SX-EW is a procedure involving a combination of solvent extraction and electrowinning

ITEM 4.  INFORMATION ON THE COMPANY

We have abbreviated our response to this item on the basis of Instruction I(2)(d) to Form 10-K.  See Explanatory Note.

HISTORY AND DEVELOPMENT OF THE COMPANY

We are Mexicana de Cobre, S.A. de C.V. (and together with our subsidiaries, the “Mexcobre Unit”), a subsidiary of Grupo Minero, a Mexican corporation. Grupo Minero owns 96.43% of our capital stock and the balance is owned by the Mexican Mine Workers Union.

We were established in 1968 pursuant to a concession from the Mexican authorities to explore the La Caridad property.  Exploitation of the mine began in 1979, while we were under the joint control of Nacional Financiera, S.N.C., a government development bank, another Mexican governmental agency, and Fomento Industrial del Norte de México, S.A. de C.V. (“Fidenome”), an investment vehicle owned by a group of Mexican investors, including members of the Larrea family.  By 1988, primarily as a result of cost overruns and construction delays associated with a new smelter, we were unable to meet our financial obligations.  In 1988, Fidenome transferred its shares in us to a trust in preparation for our financial restructuring and sale by the Mexican government to the private sector.  In November 1988, Grupo Minero acquired 91% of our shares through a public auction for a purchase price of approximately US$ 680 million.

BUSINESS OVERVIEW

Introduction

The Mexcobre Unit operates a major open-pit copper mine in northwestern México at La Caridad and is engaged primarily in the business of exploring, mining and processing copper. The Mexcobre Unit is currently engaged in the production of copper rod, copper cathodes and copper anodes, with quantities of gold and silver, molybdenum and sulfuric acid.

The capacity of our low-cost smelter was expanded in 1999 from 330,000 to 360,000 metric tons of copper per year. In addition, a new copper refinery was constructed at La Caridad, which is operating at a capacity of 300,000 metric tons per year, and a copper rod plant was constructed as well. The construction of a precious metals refinery as part of the same complex was completed and began operating in July 1999.

For the year ended December 31, 2002, the Mexcobre Unit accounted for 59.4% and 58.3% of Grupo Minero’s consolidated net sales and operating loss, respectively and, as of December 31, 2002, the Mexcobre Unit accounted for 59.8% of Grupo Minero’s total assets.

Metals Prices

Our products are internationally traded commodities.  Prices are established on the Commodity Exchange, Inc. (“Comex”) in New York and the London Metal Exchange (“LME”), two of the most important metal exchanges. These exchanges broadly reflect the worldwide balance of supply and demand of metals. The profitability of our operations is dependent on, and our financial performance is significantly affected by, the international market prices for the metals we produce, especially for copper and silver.  Metals prices have historically been subject to wide fluctuations and are affected by numerous factors beyond our control.  These factors, which affect each commodity to varying degrees, include international economic and political conditions, levels of supply and demand, the availability and cost of substitutes, inventory levels maintained by producers and others and, to a lesser degree, inventory carrying costs and currency exchange rates.  In addition, the market prices of certain metals have on occasion been subject to rapid short-term changes due to speculative activities.  Copper prices have been in a general downward trend since mid-1997.  In recent years, the market price of copper, our principal product, has remained weak and we do not expect a material improvement in the near term.

The following table sets forth high, low and average spot prices according to Comex in U.S. dollars for copper for the periods indicated.

	High	Low	Period Average
	(US$ per pound)
1996	1.30	0.87	1.06
1997	1.22	0.77	1.04
1998	0.86	0.65	0.75
1999	0.85	0.61	0.72
2000	0.93	0.74	0.84
2001:
First quarter	0.87	0.76	0.82
Second quarter	0.80	0.70	0.75
Third quarter	0.71	0.65	0.67
Fourth quarter	0.72	0.60	0.66
Year	0.87	0.60	0.73
2002:
First quarter	0.77	0.65	0.72
Second quarter	0.78	0.71	0.74
Third quarter	0.77	0.66	0.69
Fourth quarter	0.76	0.66	0.71
Year	0.78	0.65	0.72
2003:
First quarter	0.80	0.71	0.76
Second quarter (1)	0.79	0.71	0.75

(1)                 Through June 23, 2003.

The low level of copper prices resulted in lower net sales, operating income and net income in 2002 than might otherwise have been the case.   This trend of low copper prices has continued during the first half of 2003, although there was a slight firming of the price of copper during the first quarter of 2003. See Item 5. “Operating and Financial Review and Prospects.” If low prices continue or fall further, these effects will persist or be magnified. In the event of a substantial and sustained further decline in prices, we might, under certain adverse market conditions, consider curtailing or modifying certain of our mining and processing operations.

From time to time, we have entered into hedging transactions to provide partial protection against future decreases in the market price of metals, and we may do so when we believe the market presents the right conditions. In 2002 and to date in 2003, however, we have not entered into any material hedging transactions. See Item 11. “Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Risk.”

ORGANIZATIONAL STRUCTURE

The Mexcobre Unit is a part of the business conducted by Grupo Minero through its subsidiaries. The Mexcobre Unit’s extraction, concentrating and refining operations are essentially independent from Grupo Minero’s and its other subsidiaries, but in other respects its business and operations are integrated with Grupo Minero’s and its other subsidiaries in significant ways. In particular: (a) the Mexcobre Unit relies on services provided by Grupo Minero and its other subsidiaries for sales and many administrative functions; (b) the Mexcobre unit smelts most of the concentrates provided at Mexicana de Cananea, S.A. de C.V. (“Mexcananea” together with its subsidiaries, the “Cananea Unit”) after the closing of Mexcananea’s smelter in 1999 as a result of a strike; (c) Grupo Minero and its subsidiaries file taxes on a consolidated basis with Minera México, S.A. de C.V. (“Minera México”), which owns 98.85% of the stock of Grupo Minero; and (d) the finances and treasury operations of Grupo Minero and its subsidiaries are managed jointly.

On May 28, 2003, Grupo Minero and Minera México held extraordinary shareholders’ meetings approving the merger of Grupo Minero with and into Minera México.  Between Grupo Minero and Minera México, the merger is effective as of June 1, 2003. The executed resolutions and accompanying merger agreement were registered on July 2, 2003, with the Mexican Public Registry of Commerce.  Under Mexican law, the merger is effective with respect to third parties ninety days after the registration of the shareholders’ resolutions and accompanying merger agreement with the Mexican Public Registry of Commerce.

PROPERTY, PLANTS AND EQUIPMENT

Introduction

The Mexcobre Unit is currently engaged in the production of copper rod, copper cathodes and copper anodes, with quantities of gold and silver, molybdenum and sulfuric acid. It operates the La Caridad mining complex, located in the State of Sonora, 22 kilometers southeast of the town of Nacozari de Garcia and 120 kilometers south of the U.S.-Mexico border. It includes an open-pit mine, concentrator, smelter, refinery, rod plant, solvent extraction and electrowinning (“SX-EW”) plant, lime plant and two sulfuric acid plants. The smelter and the sulfuric acid plants, as well as the new refineries and rod plant, are located 23 kilometers from the mine, and the lime plant is situated 18 kilometers from the U.S. border. Access is by paved highway and by railroad. The concentrator began operations in June 1979, the molybdenum plant in June 1982, the smelter in June 1986, the first sulfuric acid plant in July 1988 and the SX-EW plant in July 1995; the second sulfuric acid plant began operating in January 1997, the copper refinery in July 1997, the rod plant in April 1998 and the precious metals refinery in July 1999. The total book value of the Mexcobre unit’s property and equipment was Ps. 16,343.2 million as of December 31, 2002 (restated in accordance with Mexican GAAP).

Our headquarters and sales office are in Mexico City and we also have a domestic purchasing office in Hermosillo, Sonora.

Geology

The La Caridad deposit is a porphyry copper deposit typical of those in the Southern basin and range province in the United States. The main rock types that predate the mineralizing processes are, in chronological order, diorite, granodiorite, quartz monzonite and pegmatite. Breccia bodies are also present. Alteration and mine realization patterns at La Caridad are comparable to those of other porphyry copper deposits in the southwestern United States. Minable copper mineralization is mainly chalcocite, covellite (in a secondary enrichment blanket) and chalcopyrite.

Mining Operations

The Mexcobre Unit uses a conventional open-pit mining method. The ore body is situated within a mountain top, which gives La Caridad the advantage of a relatively low waste-stripping ratio, natural pit drainage and relatively short haul distances for both ore and waste. The mining method involves drilling, blasting, loading and haulage of waste, leach and ore to waste and leach dumps and to the primary crushers. Drills, trucks and shovels are used in the mining process. The mine, which was originally designed to produce 72,000 metric tons of ore per day, has been expanded to produce 90,000 metric tons of ore per day in order to keep pace with the expansion of the concentrator. An average of 91,005, 89,759 and 67,547 metric tons per day of ore were mined in 2000, 2001 and 2002, respectively.  The average copper content of the ore mined was 0.491% in 2000, 0.525% in 2001 and 0.535% in 2002. The stripping ratio at the mine (i.e., the ratio of waste materials plus leachable ore to ore mined) in 2002 was approximately 1.88 to 1. The mine plan calls for an ultimate pit covering an area six square kilometers. The final pit has been designed with 45º maximum slopes, forty 15-meter benches, and a minimum of six months of exposed ore.  Mining equipment includes 18 170-ton, seven TITAN 200-ton and 13 240-ton diesel-electric trucks, four electric shovels with dipper sizes ranging from 16 to 17 cubic yards, one electric shovel with a 38 cubic yard dipper, three electric shovels with a 40 cubic yard dipper, six electric rotary blasthole drills and a fleet of bulldozers, road graders, water trucks and other equipment.

Concentrating Operations

The concentrator is the facility in which ore is processed to separate minerals from the host rock.  The concentrator, which began operations in 1979, was designed to process 72,000 metric tons of ore per day.  It has undergone several stages of modification and has a current capacity of 90,000 metric tons of ore per day.  Mexcobre uses state-of-the-art “expert” computer monitoring systems at the concentrator, the crushing plant and the flotation circuit in order to coordinate inflows and optimize operations.

Ore extracted from the mine is processed at the concentrator, which produces a copper- molybdenum concentrate. Concentration consists of crushing and grinding the ore and separating copper-molybdenum ores from waste material by flotation. The copper-molybdenum concentrate is further processed at the molybdenum plant into copper concentrates and molybdenum concentrates. The copper concentrates are sent to the smelter and the molybdenum is exported. The molybdenum recovery plant has a capacity of 2,000 metric tons per day of copper-molybdenum concentrates. A lime plant was built in 1980 to produce lime from limestone for use in the concentrating process. The lime plant has a capacity of 340 metric tons of finished product per day.

In 2000, 2001 and 2002, the copper ore processed averaged 91,164, 90,025 and 67,789 metric tons per day, respectively, with an average grade of 0.491%, 0.525% and 0.535% copper, respectively, and of 0.0430%, 0.0399% and 0.0403% molybdenum, respectively. During the same periods, 462,196, 503,834 and 333,885 metric tons of copper concentrates were produced, with average grades of 29.57%, 27.94% and 27.53%, respectively. The copper recovery was 83.45% for 2000, 81.57% for 2001 and 78.73% for 2002.

Smelting Operations

Copper concentrates are carried by trucks from the concentrator to the smelter, where they are processed and cast into copper anodes of 99.7% purity to be sold to refineries.  Our flash smelter of Outokumpu design became operational in 1986. The smelter’s initial capacity of 180,000 metric tons per year was increased to 330,000 tons as of March 1997 with the addition of an El Teniente converter, and was further increased to 360,000 metric tons per year with the addition of a new shaft furnace in June 1999.  Sulfur dioxide off-gases collected from the flash furnaces and converters are processed into sulfuric acid at two sulfuric acid plants and sold to third parties.  The first sulfuric acid plant, which started operations in July 1988, has a capacity of 2,650 metric tons of sulfuric acid per day, and the second plant, which started operations in January 1997, has a capacity of 2,160 metric tons per day.

Refining Operations

The Mexcobre Unit completed in July 1997 the construction of an electrolytic copper refinery at La Caridad. The refinery, which uses the permanent cathode technology developed by the Canadian company Kidd

Creek, reached its maximum capacity of 300,000 metric tons per year in June 1999. The refinery consists of an anode plant with an AISCO preparation machine, an electrolytic plant, a slimes treatment plant and a number of ancillary installations. The refinery is producing Grade “A” copper cathode of 99.99% purity. Anodic slimes are recovered from the refining process and sent to the slimes treatment plant where additional copper is extracted. The slimes are then filtered, packed and shipped to the La Caridad precious metals refinery to produce silver and gold.  Construction of this refinery was completed in July 1999, when operations commenced.

Copper Rod Plant

A rod plant at the Mexcobre Unit was completed in April 1998 and reached its maximum annual operating capacity of 150,000 metric tons by May 1999. The plant is producing 8 mm copper rods with a purity of 99.99%.

SX-EW Facilities

Approximately 186 million metric tons of leachable ore have been extracted from the La Caridad open-pit mine with grades between 0.10% to 0.32% sulfide copper. With an average grade of approximately 0.25% copper, this ore cannot be processed economically using the conventional smelting process and has been deposited in leaching dumps. In 1995, Mexcobre completed the construction of a SX-EW facility at La Caridad, which has allowed processing of this ore and certain leach ore reserves that are unmined and has resulted in a reduction in our production costs of copper. The facility has an annual production capacity of 21,900 metric tons and has received ISO 9002 certification from the International Standards Organization.

The following table sets forth capacity, production and utilization information for the Mexcobre Unit’s mining, concentrating, smelting and refining facilities in 2002.

MEXICANA DE COBRE, S.A. DE C.V.
MINES AND PLANTS CAPACITY UTILIZATION IN 2002

Facility	Product	Capacity(1)	Production(1)	Capacity Utilization
Mine / Concentrator	Milling ore	32,400,000	21,828,000	67%
Molybdenum Plant	Molybdenum ore	720,000	720,000	100%
Smelting	Anodes	360,000	239,031	66%
Sulfuric Acid Plant	Sulfuric acid	1,565,520	703,801	45%
SX-EW Plant	Cathodes	21,900	19,295	88%
Copper Refinery	Cathodes	300,000	199,905	67%
Copper Rod Plant	Wire rod	150,000	97,485	65%
Precious Metals Plant	Anode slimes	2,800	1,157	41%
Lime Plant	Lime	122,400	96,256	79%

(1) Metric tons per annum.

Reserves

Grupo Minero has estimates of ore reserves prepared with respect to each of its units as of January 1 of each year. The ore reserve estimates set forth below have been prepared by us in conjunction with Grupo Minero’s engineering staff using evaluation methods generally used in the international mining industry, including standard methods of mapping, drilling, sampling, assaying and modeling. The reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may be below the expected levels. Lower market prices, increased production costs, reduced recovery rates and other factors may render proven and probable reserves uneconomic to exploit and result in revision of reserve data from time to time. Reserve data are not indicative of future results of operations.

The terms “dilution,” “probable reserves,” “proven reserves,” “reserve,” “total leaching recovery,” “total metal recoverable” and “total mill recovery,” which are used in the following table, are defined as follows:

Dilution (extracting loss) - The reduction in grade that results from inclusion of waste material from the foot wall and hanging wall into the vein during exploitation of an underground mine.

Probable reserves - Reserves for which quantity and grade are computed from information similar to that used for proven reserves but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Proven reserves - Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling; and (c) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is sufficiently defined that size, shape, depth and mineral content of reserves are well established.

Reserve - That part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination.

Total leaching recovery - The amount of metal recovered in the leaching process expressed as a percentage of the metal contained in the ore.

Total metal recoverable - The amount of metal recoverable after the flotation process. The calculation of total metal recoverable takes account of dilution and total mill recovery.

Total mill recovery - The amount of metal recovered in the concentrator expressed as a percentage of the metal contained in the ore.

The following table sets forth estimated reserve data of the Mexcobre Unit as of January 1, 2003 prepared by our Department of Mining, Planning and Control under the supervision of Grupo Minero’s Director of Mining, Planning and Control.

Ore Reserves – Open Pit Mines
(Estimated as of January 1, 2003)

	Ore	Copper	Molybdenum
	(Thousands of metric tons)	(Average grade percentage, unless otherwise indicated)
Mill ore:
Proven	673,415	0.42	0.023
Probable	36,925	0.38	0.020
Total	710,340	0.42	0.023
Total mill recovery	—	84.31%	44.59%
Total metal recoverable (thousands of metric tons)	—	2,503	72
Leach ore:
Proven	567,897	0.24	—
Probable	45,101	0.24	—
Total	612,998	0.24	—
Total leaching recovery	—	18.98%	—
Total metal recoverable (thousands of metric tons)	—	279	—

The above reserve estimates take into account estimated dilution (extracting loss) by applying to mine ore grades a factor derived from historical mine-concentrator grade differences.

ITEM 5.                                   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

We have abbreviated our response to this item on the basis of Instruction I(2)(a) to Form 10-K. See Explanatory Note.

The following discussion should be read in conjunction with the Financial Statements included elsewhere in this Annual Report. The Financial Statements have been prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Note 16 to the Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of stockholders’ equity as of December 31, 2001 and 2002 and net income (loss) for the years ended December 31, 2000, 2001 and 2002.

In accordance with Mexican GAAP rules on price-level restatement of financial statements, the Financial Statements included in this Annual Report recognize certain effects of inflation. In addition, the Financial Statements and, unless otherwise specified, the other financial data included in this Annual Report are restated in constant pesos as of December 31, 2002. The effects of price-level restatement in accordance with Mexican GAAP have not been reversed in the reconciliation to U.S. GAAP. See Note 16 to the Financial Statements.

Grupo Minero, our parent company, was unable to comply with certain of its debt covenants and was in default under certain payment obligations during 2001 and 2002.  Grupo Minero began renegotiating the terms of its indebtedness in the fourth quarter of 2001 and in December 2001, Grupo Minero executed a term sheet with certain of its creditors in which the terms of the restructured debt were described.  On April 29, 2003, Grupo Minero entered into a series of definitive agreements restructuring the terms of its indebtedness.  The most significant of these agreements (the “Common Agreement”) was executed by and among Grupo Minero, us, as guarantor of Grupo Minero’s obligations, Minera México, as guarantor of Grupo Minero’s obligations, several of Grupo Minero’s subsidiaries, as guarantors of Grupo Minero’s obligations, holders of Grupo Minero’s secured export notes (the “SEN Holders”), several of the banks (the “Bank Lenders”) with which Grupo Minero had previously entered into credit arrangements, HSBC Bank, as collateral agent and distributor of the funds of the SEN Holders, Bank of America, as administrative agent of the Bank Lenders, and The Bank of New York, as trustee of Grupo Minero’s secured export notes.  The definitive agreements executed in connection with the restructuring of Grupo Minero’s indebtedness, including the Common Agreement, restructure the terms and payment obligations of Grupo Minero’s previously defaulted financial indebtedness and serve to cure and/or waive previous defaults related thereto.  These definitive agreements also provide that we will guarantee, along with Minera México and certain of Grupo Minero’s other subsidiaries, Grupo Minero’s obligations thereunder, which, together with the Notes, comprise substantially all of Grupo Minero’s financial indebtedness.  At December 31, 2002, Grupo Minero’s total outstanding indebtedness was approximately Ps. 12,821.7 million.

Restatement of Previously Reported U.S. GAAP Financial Information

Subsequent to the issuance of our 2001 financial statements, management determined that push-down accounting adjustments related to Grupo Minero México’s acquisition of us had not been properly reported in our U.S. GAAP financial information as presented in Note 16 to the financial statements included in Item 18.  As a result, the following U.S. GAAP financial information has been restated from the amounts previously reported to reflect such push-down accounting adjustments:

	2001				2000				1999
	As Previously Reported		As Restated		As Previously Reported		As Restated		As Previously Reported		As Restated
At December 31:
Total assets	Ps.	24,210,688	Ps.	21,948,505	Ps.	24,477,823	Ps.	21,461,579	Ps.	24,339,340	Ps.	20,569,036
Stockholders’ equity	Ps.	18,453,677	Ps.	16,191,494	Ps.	19,327,102	Ps.	16,310,858	Ps.	18,920,726	Ps.	15,150,422

For the year ended December 31:
Depreciation expense	Ps.	975,508	Ps.	221,447	Ps.	944,150	Ps.	190,089	Ps.	900,380	Ps.	146,319
(Loss) income before income taxes	Ps.	(1,385,605)	Ps.	(631,544)	Ps.	945,576	Ps.	1,699,637	Ps.	976,643	Ps.	1,730,704
Net (loss) income	Ps.	(778,648)	Ps.	(24,587)	Ps.	751,480	Ps.	1,505,541	Ps.	632,753	Ps.	1,386,814
Basic and diluted (loss) income per share	Ps.	(0.75)	Ps.	(0.02)	Ps.	0.72	Ps.	1.44	Ps.	0.61	Ps.	1.33

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in Mexico requires us to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  These estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances.  Actual results could differ materially from these estimates under different assumptions or conditions.

We believe that the following accounting policies are the most critical to our consolidated financial statements since these policies require significant judgment or involve complex estimates that are important to the portrayal of our financial condition and results of operations.

Ore reserves

We periodically reevaluate estimates of our ore reserves, which represent our estimate as to the amount of unmined copper, zinc, lead, silver and gold remaining in existing mine locations that can be produced and sold at a profit.  Such estimates are based on engineering evaluations derived from samples of drill holes and other openings, combined with assumptions about the applicable metals market prices and production costs.  We believe that the metals price assumptions used are consistent with average historical prices over recent full economic and pricing cycles.

The reserve estimates have been adjusted for actual production since the most recent reserve declarations.  Many companies declare their ore reserves on an annual basis.  We believe that our estimates as to ore reserves closely approximate the ore reserve quantities that would have been determined as of December 31, 2002.  The reserve estimates have been calculated as of January 1 on an annual basis.

We use ore reserve estimates in determining, among other things, the recoverability of long-lived assets, the amount of capitalized stripping and units of production amortization of capitalized mine stripping.  We believe this price reflects a valid price assumption over the remaining life of our mines, which is approximately 15 years.  We understand that the SEC has recently indicated that in calculating ore reserves, companies should use no more than a three-year historical average price.  Price assumptions utilized by us in determining ore reserves and three year average market price data are as follows:

	Price Assumption Utilized in Determining Ore Reserves		Three Year Average Market Prices
	(per pound in U.S. Dollars, except for gold and silver, which are per ounce in U.S. Dollars)
Copper	US$	0.90	US$	0.76216
Molybdenum	3.00		2.481
Zinc	0.50		0.46724
Gold	300.00		276.44
Silver	5.00		4.848
Lead	US$	0.24	US$	0.21663

We believe the price assumptions used to determine ore reserves are reasonable and appropriate for the purpose of managing operations.

Capitalized Expenditures

Stripping costs:  In carrying out operations in open-pit mines, we are required to remove waste materials to access mineral deposits.  Because the concentration of mineral deposits is not evenly distributed throughout the mines, there are periods during the life of the mine where we mine more (or better quality) reserves as compared to waste removed, and periods during which we mine less (or lower quality) reserves as compared to waste removed.

For each of our existing production stage open-pit mines, mine engineers have calculated a life-of-mine stripping ratio, which represents our estimate of the total amount of waste to be incurred divided by the estimated total proven and probable reserve at each such mine.  The mine stripping ratios are used to determine the amount of mine production costs to be charged against earnings.  In periods when the actual ratio of waste to mineral ore extracted exceeds the life-of-mine stripping ratios, we capitalize production costs associated with mining operations in proportion to the excess waste mined.  Such capitalized costs are included in net capitalized mine stripping, and are amortized using the units of production method.  Copper resources contained in piles of leachable materials that have been extracted from the mines are not included in the determination of units of production amortization.  Conversely, in periods when the actual ratio of waste to mineral ore mined is less than the life-of-mine stripping ratios, we reduce the net capitalized mine stripping asset proportionally with a charge of amortization expense.

We understand that the SEC is currently evaluating methods for accounting for mine stripping costs.  In addition, we are aware that in recent public comments, the SEC has expressed unfavorable views towards our method of accounting for mine stripping costs, which is also shared by others within the industry.  However, we believe that our method of accounting for mine stripping costs, which effectively results in the smoothing of production costs over the lives of our mines, accurately reflects the results and operations of our mining operations and also facilitates improved matching of revenues and related expenses.

During 2002, 2001 and 2000, actual stripping ratios were higher than the life-of-mine stripping ratios for our mines, which resulted in the capitalization of mine costs associated with the additional waste mined.  If we were to have expensed all production costs associated with its mining operations as incurred, net operating costs expenses would have increased by Ps. 28.2 million, Ps. 104.9 million and Ps. 121.9 million, for the years ended December 31, 2002, 2001 and 2000, respectively.

Estimated life-of-mine stripping ratios for each of the Mexcobre Unit mines for the years ended December 31, 2002, 2001 and 2000, were as follows:

Estimated Life-of-Mine Stripping Ratio for Mexcobre Unit
2002	1.60
2001	1.61
2000	1.08

Mine development costs: Exploration costs incurred before site operation are expensed as incurred, except for expenditures related to specific properties where proven and probable mineral resources have been confirmed, in which case the expenditures are capitalized as mine development costs. Capitalized mine development costs are amortized on a straight-line basis over the estimated useful lives of the corresponding proven metal reserves.

Employee benefit obligations

In accordance with Mexican Labor Law and our collective bargaining agreements, a liability results from the voluntary departure of employees who have worked for a company for a minimum number of years. In addition, in accordance with the Federal Labor Law, companies have obligations resulting from indemnities and seniority premiums payable to employees terminated under certain circumstances. We record the liabilities from voluntary employee departures, indemnities and seniority premiums as they accrue, in accordance with actuarial computations.

When there is a significant reduction in personnel due to a restructuring of the labor force or the closing of a plant, the corresponding costs, net of the corresponding reduction in projected benefit obligations and other related items, are charged to results.

We are accruing a liability that at present value will cover the projected benefit obligations owed to our employees at their respective estimated retirement dates.  Payments are charged to results in the period in which they are made. Our plan assets related to voluntary employee departures and seniority premiums consist of investments in Mexican government treasury certificates (40%) and various equity securities of large Mexican companies (60%).

Revenue recognition

Most of our copper is sold as refined metal under annual contracts or on a spot sale basis. The balance of our copper production is sold in the form of concentrate under contracts of one to three years in duration. Silver and gold are sold under monthly contracts or in spot sales.

Beginning in 2000, revenue from sales of copper concentrate is recorded in the month the product is delivered to customers based on prices as provided in the sales contracts.  When the price is subject to adjustment for changes in market prices between the time of shipment to customers and the settlement date, since we have substantially completed our obligations under the sales contract and title has passed to the customer, revenue is recognized based on market prices prevailing at the shipment date, and the final price is determined within three months of shipment.  Revenue with respect to these sales is adjusted in the period of settlement to reflect final pricing and in periods prior to settlement to reflect any decline in market prices that may occur between shipment and settlement. The cumulative effect of this change in accounting for revenue recognition at January 1, 2000 was not significant.

RESULTS OF OPERATIONS FOR 2002 AND 2001

We reported an operating loss of Ps. 428.4 million in 2002, compared to an operating loss of Ps. 183.0 million in 2001. The decrease was primarily due to lower sales volumes.

We reported a net income of Ps. 406.2 million in 2002, compared to net loss of Ps. 216.7 million in 2001. The increase in net income was primarily due to foreign exchange related gain.

Net Sales

Net sales in 2002 were Ps. 4,265.9 million, 24.7% lower than net sales in 2001, which were Ps. 5,662.6 million. This decrease was primarily due to a decline in copper volume sales.

Cost of sales

Cost of sales in 2002 was Ps. 3,639.3 million, 23.8% lower than in 2001, due primarily to a decrease in the amount of copper concentrates purchased and lower copper volume sales.  In 2001, cost of sales was Ps. 4,776.0 million.  Cost of sales as a percentage of net sales increased from 84.3% in 2001 to 85.3% in 2002.

Administrative expenses

Administrative expenses in 2002 were Ps. 92.1 million, 2.1% lower than in 2001.  In 2001 administrative expenses were Ps. 94.1 million.  The main reason for this decline was a reduction in the amount charged by Servicios de Apoyo Administrativos, S.A. de C.V., our affiliate provider of administrative services.

Depreciation and amortization

Depreciation and amortization expense in 2002 was Ps. 962.9 million, 1.29% lower than in 2001.  Depreciation and amortization expense in 2001 was Ps. 975.5 million.

Net comprehensive financing cost

Net comprehensive financing cost represents the net effect of interest expense, interest income, foreign exchange gain or loss and gain or loss on net monetary position, which arises from the effect of inflation on the average net balance of monetary assets. The net comprehensive financing cost has been affected by (i) the rates of return on short-term investments; (ii) the level of our indebtedness; (iii) the level of our current liabilities; (iv) the rate of inflation; and (v) the rate of devaluation.

Net comprehensive financing cost resulted in income of Ps. 706.3 million in 2002, compared to an expense of Ps. 117.2 million in 2001. The change from 2001 to 2002 was primarily due to recognition of Ps. 705.4 million of exchange gain in 2002, compared to an exchange loss of Ps. 217.2 million in 2001.

Other income, net

Other income, net was Ps. 1.9 million in 2002, compared to Ps. 21.2 million in 2001, a decrease of 91.2%. This income in 2001 was primarily due to the sale of natural gas excess to Enron.

Income taxes

Our tax returns and those of our subsidiaries are consolidated and filed at the level of Minera México. Each year we and each of our subsidiaries pays Minera México the amount of tax, if any, each subsidiary or we would have paid had they or we filed a separate tax return. In the event Minera México reduces its consolidated tax liability through the use of tax loss carryforwards or other tax benefits with respect to us or any of our subsidiaries, Minera México is obligated to reimburse us or such subsidiary for such tax benefit at the time such benefit would otherwise have reduced the tax payable by us or such subsidiary. At December 31, 2002, we had tax loss carryforwards amounting to Ps. 1,707.0 million, all of which had been applied to reduce the income taxes of Minera México.

Through 2001, the income tax rate was 35% with the obligation to pay this tax each year, at a rate of 30% and the option of deferring payment of the remaining 5% until profits are distributed. The new tax law enacted January 1, 2002, eliminated the option to defer the 5% portion of the income tax payment and reduces the 35% tax rate by one percentage point each year until reaching 32% in 2005. The deduction for employee statutory profit-sharing (PTU) and the obligation to withhold taxes on dividends paid to individuals or foreign residents was also eliminated.

We are subject to income tax and to an alternative minimum corporate tax known as asset tax, which is currently assessed at 1.8% on the net average balances of certain assets and liabilities. Our subsidiaries and we are also required under Mexican law to pay employees, in addition to their normal compensation and benefits, profit sharing in amounts based on the taxable income of the employing entity.

The aggregate effective rate of income tax was negative 46.9% in 2002, compared to 36.2% in 2001. The difference between the aggregate effective rate of income tax of 2002 and 2001 was primarily due to the decline in our deferred taxes resulting from a decrease in the statutory income tax rate.

As of December 31, 2002, we made reserves related to tax loss carryforwards and recoverable assets taxes, which will be indexed for inflation through the year in which they are utilized in the amounts of Ps. 1,707.0 million and Ps. 12.5 million, respectively.

ITEM 6.                                   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

We have omitted this item on the basis of Instruction I(2)(c) to Form 10-K. See Explanatory Note.

ITEM 7.                                   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

We have omitted this item on the basis of Instruction I(2)(c) to Form 10-K.  See Explanatory Note.

ITEM 8.                             FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See our Consolidated Financial Statements at Annex F (as restated).

Legal Proceedings

Ejido

In July 1991, the agricultural community of Pilares de Nacozari Ejido (the “Ejido”) commenced an action (“Amparo”) in the first federal district court in Sonora, Mexico against the Ministry of Agrarian Reform (the “Ministry”), alleging that the expropriation of approximately 1,500 hectares of land on which certain of our facilities are currently located, which land is adjacent to the land where the mine is located, was improper.  We were not named as a defendant in the Amparo, although we were included as an interested third party due to our ownership of the land. We bought the land in question in 1976 from the Banco Nacional de Obras y Servicios Publicos, which had previously acquired it as a beneficiary of the expropriation by the Ministry in 1973.

The claim alleged by the Ejido states that the Ministry failed to notify one of three legal representatives of the Ejido of the expropriation.  In 1994, the Mexican District Court Judge of Hermosillo granted the Amparo ruling the expropriation by the Ministry legally void and in 1997 made a second ruling ordering the Ministry to return the land.  As a result of the second ruling, we filed an ancillary action alleging the impossibility of returning the land.

There has been no final resolution of this matter, but the Mexican District Court Judge of Hermosillo before whom this matter is presently docketed has twice before issued a ruling stating that it is impossible to return the land as a means of restitution.  A third and final ruling from the Mexican District Court Judge of Hermosillo is expected soon.  We believe that if the Ejido requests indemnity instead of a return of the land, our financial responsibility with respect to such compensation would not be material.

Coremi Royalties

When we originally received mining concessions related to our “La Caridad” unit in 1970, we were forced to pay royalties to the Council of Mineral Resources (“Coremi”).  When the Mining Law came into effect in 1992, however, said obligation was abrogated.  Coremi, the Mexican Superintendent of Mining and the Mexican Secretary of Economy, however, have interpreted in a different way from us the inception of the Mining Law and, in 1995, Coremi and we initiated series of legal actions that are still pending.  In August 2002, Coremi filed with the Third Federal District Judge in Civil Matter, certain civilian actions, demanding from us the payment of royalties due since 1997.  We answered and denied Coremi’s claims in October 2002.  We believe that any such payment related to this matter would not be material to us.

La Caridad - Mining Concessions

Since 1995, the Mexican Superintendent of Mining has requested proof from us that we satisfied our obligation to pay certain “discovery bonuses” allegedly due in connection with the grant of 13 mining concessions at La Caridad.  If said proof is not provided, the Mexican Superintendent of Mining has threatened to cancel our concessions.  We have challenged these demands by filing a writ before a hierarchically superior administrative body, in which we state our “defenses” against the alleged claims and by filing an Amparo on May 2, 2003, with the Tenth District Federal Judge in Administrative Matters.  We believe that our obligation to make the demanded payments was abrogated when the Mining Law came into effect in November 1992, that the Mexican Superintendent of Mining confuses “bonuses” with “royalties” and that any claims related thereto are without merit.

We are involved in various other legal proceedings incidental to our operations, but we do not believe that decisions in any such proceedings would, individually or in the aggregate, have a material adverse effect on our financial position and results of operations.

ITEM 9.                                   THE OFFER AND LISTING

The Notes are not traded on any organized market.

ITEM 10.                            ADDITIONAL INFORMATION

We have omitted this item because the securities for which there is a reporting obligation under Section 15(d) of the Exchange Act consist exclusively of guarantees of securities of Grupo Minero, our parent company.  See Explanatory Note.

ITEM 11.                            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

In the normal course of business, we hold or issue financial instruments that expose us to financial risks involving fluctuations in currency exchange rates and interest rates. Also, commodity price movements affect our metal business. We may use derivative financial and commodity instruments to manage these risks. All financial instruments held by us are for purposes other than trading.

Foreign Exchange Risk

Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to our liabilities, which are denominated in U.S. dollars.  However, we have a natural hedge that mitigates much of our exposure in that all of our sales are denominated in U.S. dollars.

Although all of our sales are priced and invoiced in U.S. dollars, a substantial portion of our cost of sales (approximately 41% in 2002) is denominated in pesos. Accordingly, when inflation in Mexico increases without a corresponding devaluation of the peso, our operating income is negatively affected.  Nevertheless, when inflation in Mexico is lower than the devaluation of the peso, our operating income is positively affected. We have significant liabilities and assets denominated in U.S. dollars therefore exposing us to foreign exchange losses when the peso declines in value against the U.S. dollar.

Commodity Price Risk

Our exposure to commodity price fluctuations relates primarily to copper, as well as other industrial and precious metals we produce. Our selling prices depend principally upon market prices for metals, especially copper and, to a lesser extent, silver. Such prices can fluctuate widely and are beyond our control. Since the metals produced by us can generally be sold at prevailing market prices, our results of operations are highly sensitive to such prices. See Item 4. “Information on the Company—Metals Prices.”

From time to time we have entered into hedging transactions to provide partial protection against future decreases in the market price of metals, and we may do so when we believe the market presents the right conditions. Our policy is to enter into over-the-counter transactions with major international participants in the commodities options and futures markets. Hedging transactions may take the form of put options that effectively establish a minimum price for our sale of a specified volume of a metal, or they may take the form of swaps, forward sales or futures contracts that fix the price for a specified volume of a metal. We may also enter into combinations of transactions, with a view to establishing minimum prices for our metals products while preserving possible benefits to us if market prices increase. Our senior management committee, currently consisting of the Executive President of Grupo México, the President of Finance and Administration of Grupo México and the manager of risk management, generally makes decisions on each transaction and on hedging policy centrally to ensure that the risks and benefits have been appropriately evaluated.

Depending upon market conditions, we may utilize swap contracts to hedge against adverse movements in the price of metals we produce. For example, swap contracts are sometimes used to fix the selling price of copper when we enter into a supply contract.

As of December 31, 2001, we did not hold any derivative commodity instruments.

The table below provides information about our inventory of metals that are sensitive to changes in commodity prices. The table presents the fair value based on spot prices as of December 31, 2002.

Inventory of Metals	(Tons)	Fair Value (Millions of constant pesos as of December 31, 2002)
Copper	26,885	Ps.	426.0
Silver	39.8	63.3
Gold	.145	16.7

Sensitivity Analysis

We have net financial assets denominated in U.S. dollars, and consequently, a hypothetical and instantaneous 10% devaluation of the peso against the U.S. dollar would have resulted in an estimated foreign exchange gain of approximately Ps. 246.8 million, reflecting the increased value in pesos of our foreign currency denominated assets.

ITEM 12.                            DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.                                              DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                                              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

We have omitted this item because the securities for which there is a reporting obligation under Section 15(d) of the Exchange Act consist exclusively of guarantees of securities of Grupo Minero, our parent company.  See Explanatory Note.

ITEM 15.                                              CONTROLS AND PROCEDURES

(a)            Within the 90 days prior to the filing date of this annual report, we carried out an evaluation under the supervision and with the participation of our management, including our (i) President and General Director and (ii) Finance Director, of the effectiveness of the design and operation of our disclosure controls and procedures.  Based upon and as of the date of our evaluation, our (i) President and General Director and (ii) Finance Director concluded that our disclosure controls and procedures were adequate and designed to ensure that material information relating to us and our consolidated subsidiaries as required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.

(b)           There were no significant changes in our internal controls or, to our knowledge, in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 16.                                              [RESERVED]

PART III

ITEM 17.                                              FINANCIAL STATEMENTS

Not applicable.

ITEM 18.                                              FINANCIAL STATEMENTS

Our Consolidated Financial Statements (as restated) are included in this Annual Report beginning at page 1 of Annex F and include:

Independent Auditors’ Report

Consolidated Balance Sheets as of December 31, 2002 and 2001

Consolidated Statements of Income (Loss) for the years ended December 31, 2002, 2001 and 2000

Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2002, 2001 and 2000

Consolidated Statements of Changes in Financial Position for the years ended December 31, 2002, 2001 and 2000

Notes to Consolidated Financial Statements

ITEM 19.                                              EXHIBITS

Exhibit Number	Document
12(a).	Certification of the President and General Director of the registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12(b).	Certification of the Finance Director of the registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MEXICANA DE COBRE, S.A. DE C.V.

	By:	/s/ Daniel Tellechea Salido
Name: Daniel Tellechea Salido
Title: President Finance and Administration

	By:	/s/ Ernesto Duran Trinidad
Name: Ernesto Duran Trinidad
Title: Corporate Comptroller

Dated: July 15, 2003

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Xavier García de Quevedo Topete, President and General Director of Mexicana de Cobre, S.A. de C.V. certify that:

1.             I have reviewed this annual report on Form 20-F of Mexicana de Cobre, S.A. de C.V.;

2.             Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.             Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flow of the registrant as of, and for, the periods presented in this annual report;

4.             The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)           designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)           evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)           presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.             The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)           all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)           any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.             The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 15, 2003

	By:	/s/ Xavier García de Quevedo Topete
		Name:	Xavier García de Quevedo Topete
		Title:	President and General Director

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Jesus Eduardo González Félix, President and General Director of Mexicana de Cobre, S.A. de C.V. certify that:

1.             I have reviewed this annual report on Form 20-F of Mexicana de Cobre, S.A. de C.V.;

2.             Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.             Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flow of the registrant as of, and for, the periods presented in this annual report;

4.             The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)           designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)           evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)           presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.             The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)           all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)           any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.             The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 15, 2003

	By:	/s/ Jesus Eduardo González Félix
		Name:	Jesus Eduardo González Félix
		Title:	Finance Director

ANNEX F

FINANCIAL STATEMENTS OF MEXICANA DE COBRE S.A. DE C.V.

INDEX

MEXICANA DE COBRE, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of

Mexicana de Cobre, S.A. de C.V.,

We have audited the accompanying consolidated balance sheet of Mexicana de Cobre, S.A. de C.V. and Subsidiaries (Mexican corporations collectively referred to as the “Company”) as of December 31, 2002, and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for the year then ended, all expressed in thousands of Mexican pesos of purchasing power as of December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mexicana de Cobre, S.A. de C.V. and Subsidiaries as of December 31, 2002, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the year ended December 31, 2002 and the determination of stockholders’ equity as of that date to the extent summarized in Note 16.

Our audit also comprehended the translation of Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers.

/s/ Deloitte & Touche
Deloitte & Touche

Mexico City, Mexico
June 13, 2003

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of

Mexicana de Cobre, S.A. de C.V.,

We have audited the accompanying consolidated balance sheets of Mexicana de Cobre, S.A. de C.V. and Subsidiaries (Mexican corporations collectively referred to as the “Company”) as of December 31, 2001, and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for the years ended December 31, 2001 and 2000, all expressed in thousands of Mexican pesos of purchasing power as of December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mexicana de Cobre, S.A. de C.V. and Subsidiaries as of December 31, 2001, and the results of their operations and the changes in their financial position for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in Mexico.

In 2000, the Company adopted the regulations of revised Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”. The initial effect of adopting this bulletin was to record the deferred income tax effects based on the cumulative effect of temporary differences as of January 1, 2000 as a long-term liability, directly charging stockholders’ equity in the new initial effect of deferred income taxes account for 2,568,714 thousand Mexican pesos. Also, the provision for income taxes of 2000 increased by 209,485 thousand Mexican pesos due to the deferred effects of the year.

As explained in Note 4, Bulletin C-2, “Financial Instruments”, became effective January 1, 2001.  This bulletin establishes the methodology for valuing and recording financial instruments and requires recognition of certain financial instruments on the balance sheet as either assets or liabilities at fair values, affecting the results of the period for any valuation adjustments of such instruments.

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with accounting principles generally accepted in Mexico but do not conform with accounting principles generally accepted in the United States of America (U.S GAAP).  A description of these differences and a reconciliation of consolidated net income (loss) and stockholders’ equity to U.S. GAAP as permitted by Form 20-F, which allows omission of the requirement to quantify, in the U.S. GAAP reconciliation, the differences attributable to the effects of comprehensive inflation adjustments recorded locally, are set forth in Note 16.  As discussed in Note 16, the 2001 and 2000 U.S. GAAP reconciliations have been restated.

Ruiz, Urquiza y Cía., S. C.

(A member firm of Andersen Worldwide until April 9, 2002)

/s/ Jorge I. Peralta Alvarez
C.P.C. Jorge I. Peralta Alvarez

Mexico City, Mexico

June 14, 2002 (except with respect to the restatement to constant Mexican pesos, and the restatement of the U.S. GAAP reconciliations presented in Note 16, as to which the date is June 13, 2003)

MEXICANA DE COBRE, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2002 AND 2001

EXPRESSED IN CONSTANT MEXICAN PESOS

AS OF DECEMBER 31, 2002

(Stated in thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($))

	Convenience Translation (Note 2) 2002		2002	2001
ASSETS
CURRENT ASSETS:
Cash and temporary investments (Note 5)	$5,036	Ps.	51,938	Ps.	27,626
Cash retained in collateral account (Note 1)	23,465		241,983	40,598
Notes and accounts receivable-
Trade net of allowances for doubtful accounts of Ps.15,672 and Ps.5,503 as of December 31, 2002 and 2001, respectively	27,838		287,083	139,712
Recoverable taxes	18,610		191,918	117,579
Due from affiliated companies (Note 12)	443,019		4,568,632	2,346,581
Other	5,507		56,781	28,447
	494,973		5,104,414	2,632,319
Inventories (Note 6)	101,036		1,041,930	1,229,974
Total current assets	624,511		6,440,265	3,930,517

DUE FROM GRUPO MINERO MEXICO, S.A. DE C.V. (Note 12)	163,814		1,689,339	2,224,505
DUE FROM GRUPO MEXICO, S.A DE C.V. (Note 12)	13,668		140,955	—
DUE FROM MINERA MÉXICO, S.A. DE C.V. (Note 12)	7,167		73,914	707,249
PROPERTY AND EQUIPMENT (Note 7)	1,584,791		16,343,153	17,321,065
INVESTMENTS IN SHARES OF ASSOCIATED COMPANIES AND UNCONSOLIDATED SUBSIDIARIES	151		1,554	1,554
DEFERRED CHARGES (Note 8)	23,768		245,112	233,029
Total assets	$2,417,871	Ps.	24,934,292	Ps.	24,417,919

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$49,520	Ps.	510,674	Ps.	221,906
Accounts payable to suppliers	39,432		406,643	470,492
Due to affiliated companies (Note 12)	22,074		227,635	150,489
Taxes payable	—		—	7,999
Employee profit sharing payable (Note 13)	82		848	41,597
Total current liabilities	111,108		1,145,800	892,483
LIABILITY FOR PENSION AND SENIORITY PREMIUM (Note 9)	2,781		28,677	28,772
DEFERRED INCOME TAXES (Note 13)	236,228		2,436,101	2,575,006
Total liabilities	350,117		3,610,578	3,496,261
STOCKHOLDERS’ EQUITY (Note 10):
Capital stock	821,685		8,473,623	8,473,623
Additional paid-in capital	1,060,239		10,933,723	10,933,723
Retained earnings	1,472,685		15,187,074	14,780,846
Accumulated other comprehensive loss	(1,037,750)	(10,701,803)		(10,702,136)
Initial effect of deferred income taxes	(249,087)	(2,568,714)		(2,568,714)
Total majority stockholders’ equity	2,067,772		21,323,903	20,917,342
Minority interest	(18)	(189)		4,316
Total stockholders’ equity	2,067,754		21,323,714	20,921,658
Total liabilities and stockholders’ equity	$2,417,871	Ps.	24,934,292	Ps.	24,417,919

The accompanying notes are part of these consolidated financial statements.

MEXICANA DE COBRE, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

EXPRESSED IN CONSTANT MEXICAN PESOS

AS OF DECEMBER 31, 2002

(Stated in thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($), except per share and share data)

	Convenience Translation (Note 2) 2002	2002		2001		2000

NET SALES	$413,667	Ps.	4,265,948	Ps.	5,662,634	Ps.	7,014,637
COST OF SALES	352,902	3,639,311		4,776,016		5,474,606
Gross profit	60,765	626,637		886,618		1,540,031

OPERATING EXPENSES:
Administrative expenses from operations	8,934	92,127		94,117		155,142
Depreciation, amortization and depletion	93,374	962,919		975,508		944,150
	102,308	1,055,046		1,069,625		1,099,292
(Loss) income from operations	(41,543)	(428,409)		(183,007)		440,739

NET COMPREHENSIVE FINANCING COST (INCOME):
Interest expense	291	3,011		81,946		13,600
Interest income	(27,467)	(283,258)		(375,657)		(287,137)
Foreign exchange (gain) loss, net	(68,402)	(705,399)		217,220		(26,172)
Monetary position gain	27,090	279,364		193,645		290,624
	(68,488)	(706,282)		117,154		(9,085)
OTHER INCOME, net	180	1,855		21,171		14,703
Income (loss) before income taxes and employee statutory profit-sharing	27,125	279,728		(278,990)		464,527

INCOME TAXES (NOTE 13)	(12,715)	(131,124)		(101,192)		209,484

EMPLOYEE STATUTORY PROFIT SHARING	—	—		38,853		58,527

Consolidated net income (loss)	$39,840	Ps.	410,852	Ps.	(216,651)	Ps.	196,516

ALLOCATION OF CONSOLIDATED NET INCOME (LOSS) :
Net income (loss) of the majority interest	$39,392	Ps.	406,228	Ps.	(216,651)	Ps.	196,516

Net income (loss) of the minority interest	448	4,624		—		—
	$39,840	Ps.	410,852	Ps.	(216,651)	Ps.	196,516

Earnings (loss) per share of the majority interest	$0.04	Ps.	0.39	Ps.	(0.21)	Ps.	0.19
Weighted average number of shares outstanding (in thousands)	1,043,272	1,043,272		1,043,272		1,043,272

The accompanying notes are part of these consolidated financial statements.

MEXICANA DE COBRE, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

EXPRESSED IN CONSTANT MEXICAN PESOS

AS OF DECEMBER 31, 2002

(Stated in thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($))

Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Initial Effect of Deferred Income Taxes	Minority Interest	Total Stockholders’ Equity

Capital Stock
Nominal	Restatement

BALANCES AT JANUARY 1, 2000	Ps.	716,159	Ps.	7,757,464	Ps.	10,933,723	Ps.	14,800,981	Ps.	(10,569,329)	Ps.	(2,568,714)	Ps.	4,433	Ps.	21,074,717
Comprehensive income:
Consolidated net income	—	—	—	196,516	—	—	—	196,516
Cumulative effect of restatement	—	—	—	—	(137,114)	—	(74)	(137,188)
Additional liability for employee benefit obligations.	—	—	—	—	4,691	—	—	4,691
Total comprehensive income	64,019

BALANCES AT DECEMBER 31, 2000	716,159	7,757,464	10,933,723	14,997,497	(10,701,752)	(2,568,714)	4,359	21,138,736
Comprehensive loss:
Consolidated net loss	—	—	—	(216,651)	—	—	—	(216,651)
Cumulative effect of restatement	—	—	—	—	(199)	—	(43)	(242)
Additional liability for employee benefit obligations	—	—	—	—	(185)	—	—	(185)
Total comprehensive loss	(217,078)

BALANCES AT DECEMBER 31, 2001	716,159	7,757,464	10,933,723	14,780,846	(10,702,136)	(2,568,714)	4,316	20,921,658
Comprehensive income:
Consolidated net income	—	—	—	406,228	—	—	406,228
Cumulative effect of restatement	—	—	—	—	—	—	(4,505)	(4,505)
Additional liability for employee benefit obligations	—	—	—	—	333	—	—	333
Total comprehensive income	402,056

BALANCES AT DECEMBER 31, 2002	Ps.	716,159	Ps.	7,757,464	Ps.	10,933,723	Ps.	15,187,074	Ps.	(10,701,803)	Ps.	(2,568,714)	Ps.	(189)	Ps.	21,323,714

The accompanying notes are part of these consolidated financial statements.

MEXICANA DE COBRE, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

EXPRESSED IN CONSTANT MEXICAN PESOS

AS OF DECEMBER 31, 2002

(Stated in thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($))

Convenience Translation (Note 2) 2002	2002	2001	2000
OPERATING ACTIVITIES:
Consolidated net income (loss)	$39,392	Ps.	406,228	Ps.	(216,651)	Ps.	196,516
Items that did not require (generate) resources-
Provision for pension and seniority premiums	215	2,213	1,968	4,660
Depreciation, amortization and depletion	89,905	962,919	975,508	944,150
Loss on sale of property and equipments	223	2,308	20,682	42,886
Deferred income taxes	(12,715)	(131,124)	(101,192)	209,484
120,489	1,242,544	680,315	1,397,696

Changes in current assets and liabilities
(Increase) decrease in assets-
Notes and accounts receivable	(24,247)	(250,046)	(982,126)	(429,167)
Inventories	17,937	184,980	405,891	(158,379)
Increase (decrease) in liabilities-
Accounts payable and accrued liabilities	28,002	288,767	44,521	283,528
Accounts payable to suppliers	(6,191)	(63,849)	138,184	—
Due to affiliated companies	(207,991)	(2,144,904)	57,202	(338,941)
Taxes payable	(776)	(7,999)	(142,311)	—
Employee profit-sharing payable	(3,951)	(40,749)	(14,364)	(32,210)
Net resources (used in) generated by operating activities	(76,728)	(791,256)	187,312	722,527

FINANCING ACTIVITIES:
Payments of long-term debt	—	—	—	(4,818)
Effect of variation of debt in constant pesos	—	—	—	(431)
Cash retained in collateral account	(19,528)	(201,385)	(40,598)	—
Net resources used in financing activities	(19,528)	(201,385)	(40,598)	(5,249)

INVESTING ACTIVITIES:
Additions to property and equipment	2,142	21,995	(159,111)	(294,922)
Net increase in deferred charges	(3,219)	(33,205)	(137,808)	(116,833)
Procedes from sale of property and equipment	59	617	1,367	2,058
Due from Grupo Minero México, S.A. de C.V.	51,894	535,166	118,592	(283,760)
Due from Grupo México, S.A. de C.V.	(13,668)	(140,955)	—	—
Due from Minera México, S.A. de C.V.	61,414	633,335	(23,333)	3,042
Net resources generated by (used in) investing activities	98,614	1,016,953	(200,293)	(690,415)

Increase (decrease) in cash and temporary investments	2,358	24,312	(53,579)	26,863
Cash and temporary investments at beginning of year	2,678	27,626	81,205	54,342
Cash and temporary investments at end of year	$5,036	Ps.	51,938	Ps.	27,626	Ps.	81,205

The accompanying notes are part of these consolidated financial statements.

MEXICANA DE COBRE, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

EXPRESSED IN CONSTANT MEXICAN PESOS AS OF DECEMBER 31, 2002

(Stated in thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($), except per share data)

1.  DESCRIPTION OF BUSINESS AND SIGNIFICANT EVENTS:

Mexicana de Cobre, S.A. de C.V. and Subsidiaries (collectively the “Company”) is a 96.43% owned subsidiary of Grupo Minero México, S.A de C.V. (“GMM”).  The Company is engaged primarily in the business of exploring, mining and processing copper, gold and silver.

Impact of metal prices on the Company’s operations

During 2002, the Company continued to implement different measures at its mining operations to counteract the unfavorable conditions in the metals market. Economic growth in the U.S. and other countries worldwide did not meet expectations. Metals prices, especially copper, remained at their lowest levels in years and were subject to a high degree of volatility despite sustained demand from China. After dropping in 2001, in 2002, the average market price of copper fell by an additional 1.2%; zinc dropped by 12.2%; and lead fell by 5.1%, over the prior year. Only precious metals prices improved; silver increased by 4.5% and gold by 14.4% over the prior year. The Company consolidated operating and administrative activities by closing down or reducing certain operations, selling off excess assets, and suspending certain purchases from third parties as deemed necessary. The workforce has also been reduced and programs have been implemented to increase productivity

Renegotiation of GMM’s long-term debt and compliance with restrictions

Under pressure due to low metals prices and the resulting drop in liquidity during the past few years, GMM was obligated to restructure its debt as a result of its failure to make scheduled payments and its noncompliance with certain financial covenants contained  in its debt agreements. In April 2003, GMM successfully restructured its indebteness with a number of institutional investors, banking institutions and agencies. This restructuring has resulted in greater financial and operating flexibility and allows GMM’s management to focus on increasing the productivity and profitability of mining-metallurgical units, despite the adverse market conditions currently faced by the industry. GMM now has a better financial structure to allow improvement of its daily transactions to offset the current cycle of low metal prices.

The restructuring of indebtedness by GMM in the amount of $880.9 million with respect to the holders of its subsidiaries’ secured export notes and to the banking syndicate headed by Bank of America occurred on April 29, 2003 with the signing of definitive documentation. This restructuring process consisted of:

a.                                       The modification of interest rates, guarantees and loan payment periods;

b.                                      The contribution of new capital of $110 million by Grupo México, S.A. de C.V. (“GMEXICO”) and Americas Mining Company, Inc. (“AMC”) to GMM, that was received on April 29, 2003, supporting the Company’s mining operations, and

c.                                       The release of funds that were generated by export sales retained as collateral by the holders of “Secured Export Notes”, which are shown on the accompanying balance sheet under the heading of “Cash retained in collateral accounts”.

In addition, as a result of the restructuring, Mexicana de Cobre, S.A. de C.V. is a guarantor of substantially all of GMM’s financial indebtedness.

2.  BASIS OF PRESENTATION:

The accompanying consolidated financial statements of the Company are prepared in accordance with the accounting principles generally accepted in Mexico (“Mexican GAAP”), which differ in certain significant respects from those applicable in the United States of America (“U.S. GAAP”). A description of these differences and their effects on net income (loss) and stockholders’ equity is set forth in Note 16 (as restated).

The preparation of the financial statements in conformity with Mexican GAAP, along with the reconciliation to U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. While these estimates and assumptions are based on management’s best knowledge of current events, actual results may differ.

The financial statements are stated in Mexican pesos. The translation of the Company pesos into U.S. dollars is included solely for the convenience of the reader, using the exchange rate published by Banco de México as of December 31, 2002 of Ps.10.3125 to U.S.$1.00. The convenience translation should not be construed as a representation that the Mexican peso amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

3.  BASIS OF CONSOLIDATION:

The accompanying consolidated financial statements include the financial statements of Mexcobre and the following subsidiary companies.  All significant intercompany balances and transactions have been eliminated in the consolidation.

Percentage of Ownership as of December 31, 2002

• Compañía Hotelera la Caridad, S.A. de C.V. (“CHC”)	50.90%
• Minera Pilares, S.A. de C.V. (“MP”)	51.00%

4.  SIGNIFICANT ACCOUNTING POLICIES:

Effects of in accounting principles adopted during the periods presented

Effective January 1, 2001, the Company adopted Bulletin C-2, “Financial Instruments”.  This Bulletin establishes the methodology for valuing and recording financial instruments and requires recognition of certain financial instruments on the balance sheet as either assets or liabilities at fair values, affecting the results of the period for any valuation adjustments of such instruments.

Recognition of the effects of inflation in the financial statements

The Company restates all of its financial statements in terms of the purchasing power of the Mexican pesos as of the end of the latest period, thereby comprehensively recognizing the effects of inflation. Accordingly, the financial statements of the prior year have been restated in terms of Mexican pesos of the latest period and their amounts presented herein differ from those originally reported in terms of Mexican pesos of the corresponding year.

The factors used to restate the 2001 and 2000 financial statements in terms of the purchasing power of the Mexican currency as of December 31, 2002 are 1.057 and 1.1035, respectively.

The consolidated financial statements have been restated as follows:

•                                          Balance sheets:

Primary metal inventories are stated at current international metal market quotations at year-end, less the restated cost of completing the processing cycle to obtain the finished product.  Other inventory items are stated at their replacement cost through the application of production cost, without exceeding their net realizable value.

Property and equipment are restated by applying a factor derived from the NCPI. Depreciation of restated assets is calculated based on the estimated useful life of each asset using the straight-line method.  The investment in shares of associated companies and unconsolidated subsidiaries is accounted for under the equity method, based on the Mexican GAAP financial statements of such companies, restated by a factor derived fron the NCPI.

Stockholders’ equity and other nonmonetary items are restated using a factor derived from the NCPI cumulative from the date of contribution or generation.

•                                          Statements of operations:

Revenues and expenses that are associated with a monetary item (cash, trade receivables, liabilities, etc.) are restated from the month in which they arise through year-end, based on factors derived from the NCPI.

Cost of sales of primary metals and other inventories is restated based on the replacement cost of products consumed, and restated through year-end based on factors derived from the month in which they arise through year-end.

Depreciation is calculated based on the estimated useful lives of the NCPI restated assets. Depreciation is commenced when the related assets are placed in service.

The gain or loss on monetary position, which represents the erosion of the purchasing power of monetary items caused by inflation, is  determined by applying to net monetary assets or liabilities at the beginning of each month, the factor of inflation derived from the NCPI and is restated through year end with the corresponding factor. Gains arise from maintaining an average net monetary liability position.

•                                          In the other financial statements:

The statements of changes in financial position presents the changes in constant Mexican pesos, according to the financial position at prior year-end, restated to Mexican pesos of the most recent year end.

The gain or loss resulting from inflation presented in the statement of changes in stockholders’ equity is comprised mainly of the income or loss resulting from holding nonmonetary assets, which represents the change in the specific price level of these assets and its effect on results of operations compared to the change in the NCPI.

Temporary investments

Temporary investments are primarily short-term investment funds and bank deposits, which are valued at market.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Assets are determined impaired when the estimated future undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset.  The Company measures an impairment loss as the difference between the carrying value of the asset and its fair value. No impairment charges were recorded during the years ended December 31, 2002, 2001 and 2000.

Deferred charges

•                                          Stripping costs

Stripping costs are costs associated with the removal of waste materials after production has commenced. Over the life of the mine, stripping costs are deferred in periods when the actual ratio of waste materials to mineral ore extracted is above the life-of-mine stripping ratio, which represents the Company’s estimate of the total amount of waste to be incurred divided by the estimated total proven and probable reserves.  In periods when the actual mine stripping ratio is below the life-of-mine stripping ratio, the Company reduces the net capitalized mine stripping asset proportionally with a charge to amortization expense.  In addition, deferred mine stripping costs are amortized using the units of production method based on proven and probable ore reserves.  Copper resources contained in piles of lixiviable materials that have been extracted from the mines are not included in the determination of units of production amortization.

The Company’s policy results in the smoothing of stripping costs over the life of the mine and, in view of the Company, better facilitates the matching of mine production costs over the life of the mine with the mine’s revenues.

When there is a significant change to established mineral reserves, the estimated level of stripping costs is adjusted to reflect this change.

•                                          Mine development costs

Exploration costs incurred before the start of operations of a site are expensed as incurred, except for expenditures on specific properties where the presence of proven and probable mineral resources have been confirmed, in which case, the expenditures are capitalized as mine development costs.  Mine development costs are amortized on a straight-line basis over the estimated useful lives of the corresponding proven ore reserves.

Hedging activities

Derivative instruments may be used to manage exposure to market risk from changes in commodity prices (metal and energy products), interest rates or the value of the Company’s assets and liabilities. Derivative instruments, which are designated as hedges, must be deemed effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract.

The Company’s derivative transactions during 2002 and 2001 were limited in volume and restricted to risk control, and as of December 31, 2002 and 2001 there are no outstanding hedging derivatives. The Company does not maintain or issue financial instruments for speculative purposes. Decisions with respect to each transaction and to the overall hedging policies are made by an Executive Risk Committee. The objective of this committee, which is currently comprised of the Chairman of the Board of Directors, the Director of Management and Finance and the Assistant Director of Risk Management, is to ensure that the risks and benefits have been appropriately assessed.

The Company may enter into swap and option transactions or a combination of both to reduce the risk of purchase or sales price fluctuations. For instance, for the purpose of protecting metal prices, the Company may purchase put options or create synthetic put options to reduce or eliminate the risk of metal price declines below the option strike price on a portion of its anticipated future production. The cost of the options is amortized using the straight-line method over the period in which the options can be exercised. Gains or losses deriving from the sale or exercise of the options, after deducting the acquisition expenses not amortized, are recognized in the results of the period in which the guaranteed production or inputs are, respectively, sold or purchased.  The Company also uses futures contracts for hedging the effect of changes in the prices relative to a portion of the assets that are sold or purchased.

Gains or losses that result from these transactions are deferred through their realization date. As a result, derivative instruments held by the Company are closely related with the prices and amounts of real asset positions, and the notional amounts and expiration dates of the derivative instruments cannot exceed those of the actual underlying transactions. Under these circumstances, for accounting purposes, derivatives are classified as hedging transactions.

Swap and futures agreements

Swap and futures agreements are used primarily to fix the price of fuel consumption for a determined period or to limit the cost of debt contracted at floating interest rates.

Interest rate swaps are used to limit the effect of interest rate increases on any floating rate debt. The differential to be paid or received as interest rates change is recorded in interest expense in the statement of income. Fuel swaps limit the effect of the increases in fuel prices. The differential paid or received as changes in the price of fuel occur is recorded as part of cost of sales.  Foreign currency swaps limit the effect of exchange rate changes on future cash flow obligations denominated in foreign currencies. The differential to be paid or received as exchange rates change is included as part of the cost of the asset for which the swap was obtained.  As of December 31, 2002 and 2001, there were no outstanding swap or future agreements.

Investment in share of associated companies

This item is accounted for using the equity method and restated based on factors derived from the NCPI.

Employee benefit obligations

In accordance with Mexican Labor Law and the Company’s collective bargaining agreements, a liability results from voluntary separations of employees who have worked for a company for a required number of years. In addition, in accordance with the Federal Labor Law, companies have obligations resulting from indemnities and seniority premiums payable to employees terminated under certain circumstances.

The Company records the liabilities from seniority premiums and voluntary separations as they accrue, in accordance with actuarial computations based on the projected unit credit method, using real interest rates.

When there is a significant reduction in personnel due to the restructuring of the labor force or the closing of a plant, the corresponding indemnity costs, net of the corresponding reduction in the projected benefit obligation and the related items to be amortized, are charged to results.

Accordingly, a liability is being accrued, which at present value will cover the obligation for benefits projected to the estimated retirement date of the Company’s employees.  Indemnity payments are charged to results in the period in which they are made.

The Company plan assets related to voluntary separations and seniority premiums consist of investments in Mexican government treasury certificates (40%) and various equity securities of large Mexican companies (60%).  The market value of securities of Mexican companies is volatile to varying degrees, and may be affected by economic and market conditions in other emerging market countries.

Income tax, tax on assets and employee profit sharing

The Company determines and records its income tax, tax on assets and employee profit sharing in accordance with the tax legislation and revised Bulletin D-4, “Tratamiento Contable del Impuesto sobre la Renta, del Impuesto al Activo y la Participación de los Trabajadores en las Utilidades” (Accounting for Income Tax, Tax on Assets and Employee Profit Sharing), which requires that deferred tax assets and liabilities be recorded for all temporary differences between the accounting and tax bases of assets and liabilities.

The balance of deferred income tax and deferred tax on assets is determined using the liability method, which takes into account all temporary differences between the accounting and tax bases of assets and liabilities.  Deferred employee profit sharing is calculated considering only those temporary differences that arise from the reconciliation between the accounting (loss) income for the year and the basis for employee profit sharing that are expected to reverse within a defined period.

The balance of deferred taxes is comprised of monetary and non-monetary items, based on the temporary differences from which they are derived.  The balance is classified as a non-current, regardless of when the temporary differences are expected to reverse.

The deferred tax benefit or provision for the year to be included in the results of operations is determined by comparing the deferred tax balance at end of the year to the balance at the beginning of the year, excluding any temporary differences that are recorded directly in stockholders’ equity.  The deferred taxes related to such temporary differences are recorded in the same stockholder’s equity account.  The initial effect of the application of this new bulletin as of January 1, 2000 was recorded in stockholder’s equity in the initial effect of deferred income taxes account.

Revenue recognition

Silver and gold are sold under monthly contracts or on a spot sale basis.  Most of the Company’s copper is sold as refined metal under annual contracts or on a spot sale basis.  The balance of the Company’s copper production is sold in the form of concentrates under contracts with terms of one to three years.

Revenue from sales of copper concentrate is recorded in the month the product is delivered to customers based on prices determined in accordance with terms of the related sales contracts.  For sales of copper products wherein customers are given the option to select a monthly average provided by the London Metal Exchange (“LME”) or the Commodity Exchange, Inc. (“COMEX”) price ranging between one and three months subsequent to shipment, revenue is recorded at a provisional price at the time of shipment, based on LME or COMEX spot prices for copper sales.  The provisionally priced sales are adjusted to reflect spot prices at the end of each month until a final adjustment is made to the price of the shipments upon settlement with customers pursuant to the terms of the contract.

Net comprehensive financing cost (income)

The net comprehensive financing cost includes all financial revenues and expenses, such as interest, exchange gains or losses and gains or losses on monetary position as earned or incurred.

Transactions in currencies other than the Mexican peso are recorded at the exchange rate as of the date of the transaction, and the assets and liabilities in foreign currency are adjusted to the exchange rate as of the most recent year-end, affecting income as part of the integral result of financing.

Earnings (loss) per share

Earnings (loss) per share have been computed for each period by dividing income (loss) of the majority interest, by the weighted average number of shares outstanding.

Comprehensive income (loss)

Comprehensive income (loss) is comprised of the consolidated net income (loss) for the period plus any gains or losses that according to Mexican GAAP are presented directly in stockholders’ equity, such as the gain or loss from holding nonmonetary assets and the additional liability for employee benefit obligations.

5.  CASH AND TEMPORARY INVESTMENTS:

Cash and temporary investment are comprised as follows:

	2002		2001
Cash	Ps.	50,686	Ps.	9,459
Temporary investments	1,252		18,167
	Ps.	51,938	Ps.	27,626

6.  INVENTORIES:

Inventories were as follows:

	2002		2001

Materials and supplies	Ps.	550,533	Ps.	599,317
Copper	450,987		551,075
Silver	61,243		97,117
Gold	15,980		22,879
Quicklime	13,209		7,367
Antimony	2,527		958
Molybdenum concentrates	1,083		324
Other	1,009		2,744
Molybdenum trioxid	536		682
Sulfuric acid	278		10,982
Advances to suppliers	3,332		4,415
Merchandise in transit	—		2,304
	1,100,717		1,300,164
Less-
Restated cost of treatment pending refining or production costs	(42,047)		(62,507)
Allowance for obsolescence	(16,740)		(7,683)

	Ps.	1,041,930	Ps.	1,229,974

7.  PROPERTY AND EQUIPMENT:

Property and equipment were as follows:

	2002		2001

Buildings and improvements	Ps.	7,116,871	Ps.	6,607,337
Automobiles and trucks	194,114		287,696
Mobile equipment	2,829,688		3,545,244
Processing equipment	17,001,754		16,699,723
	27,142,427		27,140,000
Less- Accumulated depreciation	(11,239,578)		(10,279,161)
	15,902,849		16,860,839
Land	178,185		178,185
Construction-in-progress	262,119		282,041
	Ps.	16,343,153	Ps.	17,321,065

The average annual depreciation rates were as follows:

	2002	2001	2000

Buildings and improvements	3.31%	2.39%	2.13%
Automobiles and trucks	4.87%	5.84%	4.63%
Mobile equipment	3.62%	4.13%	3.50%
Processing equipment	4.95%	5.45%	4.48%

8.  DEFERRED CHARGES

Deferred charges were as follows:

	2002		2001

Stripping costs	Ps.	251,563	Ps.	219,330
Mine development costs	43,975		45,944
Overhauls	19,665		18,953
Intangible assets arising from employee benefits	940		1,012
	316,143		285,239
Less- Accumulated amortization	(71,031)		(52,210)
	Ps.	245,112	Ps.	233,029

During the years ended December 31, 2002, 2001 and 2000, the application of deferred stripping accounting resulted in a decrease in cost of sales reported in the statements of operations of Ps. 28,230, Ps.104,939 and Ps.121,933, respectively. Deferred stripping costs will not be fully amortized until the cessation of operations of the mines currently operated by the Company.

Based on the amortization costs incurred in the most recent three years related to intangible assets subject to amortization, the Company estimates that amortization costs for such intangible assets will amount to Ps. 31,052 in each of the following five years.

9.  EMPLOYEE RETIREMENT BENEFITS:

The employee benefit obligation relates to voluntary retirement and seniority premiums.  The amount resulting from the actuarial calculations prepared by external actuaries is being funded using the projected unit credit method.  Below is a breakdown of this obligation as of December 31, 2002 and 2001:

	2002		2001

Projected benefit obligation (PBO)	Ps.	27,363	Ps.	27,286
Unamortized transition asset	313		366
Variances in assumptions	(4,482)		(4,768)
Additional liability	5,483		5,888
Net projected liability	Ps.	28,677	Ps.	28,772

At December 31, 2002 and 2001, established reserves amounted to Ps. 24,160 and Ps.22,189, respectively, and exceeded the accumulated benefit obligation (equivalent to the PBO without projecting the salaries to the date of retirement) by Ps.3,060 and Ps.3,169, respectively.

The cost of employee benefits for each year were as follows:

	2002		2001		2000

Service cost for the year	Ps.	2,331	Ps.	2,183	Ps.	1,625
Amortization of transition asset	(53)		(54)		(53)
Amortization of variances in assumptions	220		213		29
Financial cost for the year	959		1,245		1,037
Effect of employee reduction	(816)		—		—
Net cost for the year	Ps.	2,641	Ps.	3,587	Ps.	2,638

The real interest rates used in the actuarial projections are:

	2002	2001	2000

Interest rate	5.00%	5.00%	5.00%
Salary increase rate	1.50%	1.50%	1.50%

The changes in projected benefit obligations were as follows:

	2002		2001

Beginning balance	Ps.	22,884	Ps.	21,032
Provision for the year	2,641		3,587
Payments	(2,331)		(1,735)
	23,194		22,884

Additional liability-
Charge to stockholders’ equity	4,543		4,876
Deferred charges	940		1,012
Ending balance	Ps.	28,677	Ps.	28,722

The amortization period for unamortized items is as follows:

	Remaining Years
	Non-Unionized Personnel	Unionized Personnel

Transition assets	10.00	13.10
Variances in assumptions	17.70	13.10

10.  STOCKHOLDERS’ EQUITY:

Capital stock

At December 31, 2002 and 2001, the common stock consisted of 1,043,271,843 common nominative Class I (fixed portion), Series “A” shares without par value.

Stockholders’ equity, except for restated paid-in common stock and tax retained earnings, will be subject to a 35% dividend tax.  Beginning January 1, 2003, such rate will be reduced by one percentage point each year until reaching 32% in 2005. Any income tax paid on such distribution on or after January 1, 2002, may be credited against future income taxes payable by the Company in the three fiscal years following the fiscal year of such payment.

Based on the 2003 tax reform, tax paid on the distribution of stockholders’ equity, as discussed in the preceding paragraph, can only be credited against income tax of the year in which taxes are paid on dividends, and in the immediately following two fiscal years.

Retained earnings

As of 2002, the withholding tax on dividends is eliminated.  In addition, if earnings for which no corporate tax has been paid are distributed, the tax must be paid upon distribution of the dividends.  Consequently, the Company must keep a record of earnings subject to each tax rate.  As of December 31, 2002, earnings for which corporate taxes have been paid amounted to approximately Ps.1,554,110.

The annual net income of the Company and each subsidiary is subject to the legal requirement that 5% thereof be transferred to a legal reserve each year until the reserve equals 20% of capital stock.  At December 31, 2002 and 2001, the nominal amount of this reserve amounted to Ps.390,720 and is included in retained earnings.  This reserve may not be distributed to the stockholders during the existence of the Company, except in the form of stock dividends.

11.  FOREIGN CURRENCY POSITION AND TRANSACTIONS:

The consolidated foreign currency position, excluding inventories of primary metals, as of December 31, 2002 and 2001, expressed in thousands of U.S. dollars, was as follows:

	2002		2001
Assets-
Current		$614,867		$213,700
Non-current	184,650		302,497
	799,517		516,197
Liabilities-
Current	155,468		39,261

Net foreign currency assets position		$644,049		$476,936

Equivalent in Mexican pesos	Ps.	6,641,755	Ps.	4,918,403

The main transactions during 2002, 2001 and 2000 in a foreign currency, not including transactions within the group, since they were eliminated in consolidation, expressed in thousands of U.S. dollars, were as follows:

	2002	2001	2000

Sales	$427,205	$577,777	$715,060
Inventory purchases	$166,945	$95,036	$57,987
Interest income	$28,929	$37,377	$333
Freight	$6,080	$5,249	$6,216
Interest expense	$150	$1,375	$15
Commissions	$59	$430	$463
Imported fixed assets	$30	$10,228	$91,332
Technical assistance	$29	$236	$632

Sales prices of almost all of the Company’s products are determined by international market quotations in U.S. dollars.

At December 31, 2002, 2001 and 2000, the Mexican peso/U.S. dollar exchange rates were Ps. 10.3125, Ps. 9.1692 and Ps. 9.5997, respectively, and the average rate during 2002 was Ps. 9.6589 per U.S. dollar.

As of June 13, 2003, the date on which these financial statements were issued, the exchange rate was similar to that at December 31, 2002 and the exchange rate was Ps.10.5775 Mexican pesos per U.S. dollar.

12.  BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

Balances with the Company’s holding companies and affiliated companies that are under common control of Grupo Mexico, S.A. de C.V. (parent company of GMM) are as follows:

	2002		2001
Accounts receivable-
Grupo Minero México, S.A. de C.V. (affiliated company)	Ps.	2,547,554	Ps.	873,622
Minera México, S.A. de C.V. (holding company)	828,472		162,812
Mexicana de Cananea, S.A. de C.V. (affiliated company)	428,696		410,093
Industrial Minera México, S.A. de C.V. (affiliated company)	430,103		146,445
Minera Mexico Internacional, Inc. (affiliated company)	333,475		722,284
Grupo México, S.A. de C.V. (holding company)	—		30,707
Other	332		618
	Ps.	4,568,632	Ps.	2,346,581

Accounts payable-
Asarco, Inc. (affiliated company)	Ps.	95,323	Ps.	44,260
Ferrocarril Mexicano, S.A. de C.V. (affiliated company)	63,134		77,178
Minerales Metálicos del Norte, S.A. (affiliated company)	36,887		2,219
México Transportes Aereos, S.A. de C.V. (affiliated company)	24,582		11,615
Servicios de Apoyo Administrativo, S.A. de C.V. (affiliated company)	7,382		6,863
Western Copper Supplies, Inc. (affiliated company)	327		346
Southern Peru Copper Corporation (affiliated company)	—		8,008
	Ps.	227,635	Ps.	150,489

As of December 31, 2002, the Company granted long-term financing to Grupo Minero México, S.A. de C.V., Grupo México, S.A. de C.V. and Minera México, S.A. de C.V. in the amounts of $163,815, $13,668 and $7,167, respectively. Interest is payable at a 5.50% rate.  The proceeds of this financing were used to acquire shares of Asarco Inc.  As of December 31, 2002 and 2001 are shown as long-term accounts receivable in the related balance sheets.

The most significant transactions with related parties are as follows:

	2002		2001
Revenues-
Sales	Ps.	1,559,099	Ps.	2,486,442
In-bond processing	Ps.	458,366	Ps.	361,852
Interest income	Ps.	280,473	Ps.	371,694
Services	Ps.	10,658	Ps.	74,142
Other	Ps.	1,446	Ps.	3,168

Expenses-
Purchases other than assets	Ps.	1,757,051	Ps.	1,491,563
Freight	Ps.	81,658	Ps.	133,771
Services	Ps.	73,958	Ps.	141,586
Rent	Ps.	16,561	Ps.	—
In-bond processing	Ps.	5,691	Ps.	58,897
Other	Ps.	954	Ps.	2,062
Commissions	Ps.	272	Ps.	3,596
Purchases assets	Ps.	—	Ps.	21,653

13.  TAX ENVIRONMENT:

Income and asset tax regulations

The principal items that affect the determination of taxable income are the differences between purchases and cost of sales, and recognition of the effects of inflation on depreciation, monetary assets and liabilities through the inflationary component, which differs for book and tax purposes.

Through December 31, 2001, the relevant Mexican income tax (“ISR”) rate was 35% with the obligation to pay 30% currently and the option of deferring payment of the remaining 5% until profits are distributed.  The new tax law enacted January 1, 2002, eliminated the option to defer the 5% portion of the income tax payment and reduces the 35% tax rate by one percentage point each year until reaching 32% in 2005.  The deduction for employee statutory profit-sharing (PTU) and the obligation to withhold taxes on dividends paid to individuals or foreign residents was also eliminated.

The relevant Mexican asset tax (“IMPAC”) is calculated by applying 1.8% to the Company’s asset position, as defined in the law, and is payable only to the extent that it exceeds ISR payable for the same period. If in any year IMPAC exceeds the ISR payable, the IMPAC payment for such excess may be reduced by the amount by which ISR exceeded IMPAC in the three preceding years and any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

Income taxes, asset taxes and employee profit sharing have been determined on the basis of each individual company. The tax returns of the Company and its subsidiaries have been consolidated and filed at the level of the parent company of GMM, Minera México, S.A. de C.V. (“MM”). Each year the Company and each of its subsidiaries pay to MM the amount of tax, if any, it would have paid had it filed a separate tax return. In the event MM reduces its consolidated tax liability through the use of tax loss carryforwards or other tax benefits of the Company or any of its subsidiaries, MM is obligated to reimburse the Company or such subsidiary for such tax benefit at the time that it otherwise would have reduced the tax payable by the Company or such subsidiary.

Income for purposes of PTU does not consider the inflationary component or the unrealized exchange gains or losses.  Depreciation is based on historical rather than restated values. The PTU rate is 10% of income for PTU purposes.

Provision for income taxes

The income tax is as follows:

	2002		2001		2000

Deferred	Ps.	142,665	Ps.	(101,192)	Ps.	209,484
Effect of change in statutory tax rate on deferred ISR	(273,789)		—		—
	Ps.	(131,124)	Ps.	(101,192)	Ps.	209,484

In accordance with Mexican GAAP, the following items represent the principal differences between Mexican income tax computed at the statutory tax rate and the Company’s provision for income tax in each year:

	2002			2001			2000

Income taxes at statutory rate	Ps.	97,905	35.0%	Ps.	(97,645)	35.0%	Ps.	162,584	35.0%
Increase (decrease) due to:
Results from monetary position	(97,777)		(35.0)%	67,774		(24.3)%	101,718		21.9%
Inflationary component, net	94,983		34.0%	(66,085)		23.7%	(104,477)		(22.5)%
Non-deductible items	47,554		17.0%	16,389		(5.9)%	12,723		2.7%
Effect of deferred ISR from the tax rate reduction	(273,789)		(97.9)%	—		—	—		—
Other	—		—	(21,625)		7.7%	(36,936)		(8.0)%
Tax at effective tax rate	Ps.	(131,124)	(46.9)%	Ps.	(101,192)	36.2%	Ps.	209,484	45.1%

Deferred taxes

The tax effect of the temporary differences that generated a deferred tax liability in accordance with Bulletin D-4 is as follows:

	2002		2001

Allowance for doubtful accounts receivable	Ps.	(5,485)	Ps.	(1,926)
Inventories	330,337		423,930
Prepaid expenses	163		173
Property, plant and equipment	2,589,278		2,707,212
Deferred charges	88,671		100,389
Accounts payable and accrued liabilities	(123,681)		(33,969)
Pension and seniority premium	(9,176)		(9,489)
Tax loss carryforwards	(421,483)		(598,791)
Recoverable asset taxes	(12,523)		(12,523)
	Ps.	2,436,101	Ps.	2,575,006

Tax loss carryforwards and recoverable asset taxes

At December 31, 2001, available tax loss carryforwards for income tax purposes and recoverable asset taxes, which will be indexed for inflation through the year in which they are utilized, are as follows:

Expiration Date	Tax Loss Carryforwards		Recoverable Asset Taxes

2003	Ps.	—	Ps.	12,523
2007	375,255		—
2009	719,355		—
2011	202,265		—
	Ps.	1,296,875	Ps.	12,523

14.  GUARANTEES GRANTED:

The Company, is guarantor of its holding company, GMM, with respect to GMM’s Secured Export Notes (with an initial aggregate outstanding amount of $600 million) and GMM’s Series A Guaranteed Senior Notes and Series B Guaranteed Senior Notes. According to the terms of the restructuring, the proceeds of the Company's export sales are pledged as collateral.  Such proceeds must be deposited in a collateral account with the agent bank (The Chase Manhattan Bank). The Company may immediately make use of these proceeds provided that there is no event of default.  In addition, in the event of default, the Company shall maintain a bank account guaranteeing payment of principal and interest during the three months following the time that the collateral collection accounts are used to service debt.

The Company is also guarantor of GMM with respect to the following indebtedness:

•             Syndicated loans with Bank of America for $130 million and $82.4 million granted on October 6, 1998 and February 6, 2001, respectively.  Also the loan letters established with the same bank on June 9, 2000 are guaranteed.

•             Equipment loan with the Export Development Corporation for $49.9 million granted on November 18, 1996.

•             Equipment loan with the Export Development Corporation granted on June 15, 1998 for $75 million.

•             Export loan with Société Genérale on August 21, 1996 for $21.3 million.

•             Current account loan with Banco Nacional de Comercio Exterior, S.N.C. for $50 million granted on August 10, 2001.

•             Loan agreement with The Bank of Nova Scotia for US$100 million granted on August 30, 2001.

15.  CONTINGENCIES:

Legal Proceedings

Ejido

In July 1991, the agricultural community of Pilares de Nacozari Ejido (the “Ejido”) commenced an action (“Amparo”) in the first federal district court in Sonora, Mexico against the Ministry of Agrarian Reform (the “Ministry”), alleging that the expropriation of approximately 1,500 hectares of land on which certain of the Company’s facilities are currently located, which land is adjacent to the land where the mine is located, was improper.  The Company was not named as a defendant in the Amparo, although it was included as an interested third party due to its ownership of the land.  The Company bought the land in question in 1976 from the Banco Nacional de Obras y Servicios Publicos, which had previously acquired it as a beneficiary of the expropriation by the Ministry in 1973.

The claim alleged by the Ejido states that the Ministry failed to notify one of three representatives of the Ejido of the expropriation.  In 1994, the Mexican District Court Judge of Hermosillo granted the Amparo ruling the expropriation by the Ministry legally void and in 1997 made a second ruling ordering the Ministry to return the land.  As a result of the second ruling, the Company filed an ancillary action alleging the impossibility of returning the land.

There has been no final resolution of this matter, but the Mexican District Court Judge of Hermosillo before whom this matter is presently docketed has twice before issued a ruling stating that it is impossible to return the land as a means of restitution.  A third and final ruling from the Mexican District Court Judge of Hermosillo is expected soon.  The Company believes that if the Ejido requests indemnity instead of a return of the land, its financial responsibility with respect to such compensation would not be material.

Coremi Royalties

When the Company originally received mining concessions related to its “La Caridad” unit in 1970, it were forced to pay royalties to the Council of Mineral Resources (“Coremi”).  When the Mining Law came into effect in 1992, however, said obligation was abrogated.  Coremi, the Mexican Superintendent of Mining and the Mexican Secretary of Economy, however, has interpreted in a different way from the Company the inception of the Mining Law and, in 1995, the Company and Coremi initiated a series of legal actions that are still pending.  In August 2002, Coremi filed with the Third Federal District Judge in Civil Matter, certain civilian actions, demanding from the Company the payment of royalties due since 1997.  The Company answered and denied Coremi’s claims in October 2002.  The Company believes that any such payment related to this matter would not be material.

La Caridad - Mining Concessions

Since 1995, the Mexican Superintendent of Mining has requested proof from the Company that it satisfied its obligation to pay certain “discovery bonuses” allegedly due in connection with the grant of 13 mining concessions at La Caridad.  If said proof is not provided, the Mexican Superintendent of Mining has threatened to cancel the Company’s concessions.  The Company has challenged these demands by filing a writ before a hierarchically superior administrative body, in which it state its “defenses” against the alleged claims and by filing an Amparo on May 2, 2003, with the Tenth District Federal Judge in Administrative Matters.  The Company believes that its obligation to make the demanded payments was abrogated when the Mining Law came into effect in November 1992, that the Mexican Superintendent of Mining confuses “bonuses” with “royalties” and that any claims related thereto are without merit.

The Company is involved in various other legal proceedings incidental to its operations, but it does not believe that the final decisions in any such proceedings will, individually or in the aggregate, have a material adverse effect on its financial position, results of operations or cash flows.

16.  DIFFERENCES BETWEEN MEXICAN AND U.S. GAAP:

The consolidated financial statements of the Company are presented on the basis of Mexican GAAP. Certain accounting practices applied by the Company that conform with Mexican GAAP do not conform with U.S. GAAP.

This note presents a reconciliation of net income (loss) and total stockholders’ equity as presented under Mexican GAAP to U.S. GAAP. However, this reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements to recognize the effects of inflation as required under Mexican GAAP Bulletin B-10, “Recognition of the Effects of Inflation in the Financial Information”, as amended. The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The additional principal differences between Mexican GAAP and U.S. GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the adjustments that affect net income (loss) and total stockholders’ equity.

Restatement

Subsequent to the issuance of the Company’s 2001 financial statements, management determined that push-down accounting adjustments related to the Company´s acquisition by GMM had not been properly reported in the Company’s U.S. GAAP financial information.  Push-down accounting is not required under Mexican GAAP.  As a result, the following U.S. GAAP financial information has been restated from the amounts previously reported to reflect such push-down accounting adjustments:

	2001				2000				1999
	As Previously Reported		As Restated		As Previously Reported		As Restated		As Previously Reported		As Restated

At December 31:
Total assets	Ps.	24,210,688	Ps.	21,948,505	Ps.	24,477,823	Ps.	21,461,579	Ps.	24,339,340	Ps.	20,569,036
Stockholders’ equity	Ps.	18,453,677	Ps.	16,191,494	Ps.	19,327,102	Ps.	16,310,858	Ps.	18,920,726	Ps.	15,150,422

For the year ended December 31:
Depreciation and amortization expense	Ps.	975,508	Ps.	221,447	Ps.	944,150	Ps.	190,089	Ps.	900,380	Ps.	146,319
(Loss) income before income taxes	Ps.	(1,385,605)	Ps.	(631,544)	Ps.	945,576	Ps.	1,699,637	Ps.	976,643	Ps.	1,730,704
Net (loss) income	Ps.	(778,648)	Ps.	(24,587)	Ps.	751,480	Ps.	1,505,541	Ps.	632,753	Ps.	1,386,814
Basic and diluted (loss) income per share	Ps.	(0.75)	Ps.	(0.02)	Ps.	0.72	Ps.	1.44	Ps.	0.61	Ps.	1.33

Cash flow information

Under Mexican GAAP, the Company presents consolidated statements of changes in financial position in accordance with Bulletin B-12, which specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant Mexican pesos (in accordance with the third amendment to Bulletin B-10). Bulletin B-12 identifies the generation and application of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items in the determination of resources provided by operations.

The changes in the consolidated financial statement balances included in this statement constitute cash flow activity stated in constant Mexican pesos (including monetary and unrealized foreign exchange gains and losses on short-term liabilities, which are considered cash gains and losses in the constant Mexican peso financial statements).

In accordance with Mexican GAAP, the reduction in current and long-term debt due to restatement in constant Mexican pesos and unrealized exchange gains and losses on short-term liabilities are presented in the consolidated statements of changes in financial position as a resource used by financing activities and the gain from monetary position is presented as a component of operating activities. SFAS No. 95, “Statement of Cash Flows,” does not provide guidance with respect to inflation adjusted financial statements.

The following are statements of cash flows, in accordance with  U.S. GAAP, excluding the effects of inflation.

	2002		2001		2000
			(As Restated)		(As Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Consolidated net (loss) income	Ps.	987,782	Ps.	(24,587)	Ps.	1,505,541
Effects of inflation	264,372		188,594		282,058
Adjustments to reconcile net (loss) income to net cash provided by operating activities-
Provision for pension and seniority premiums	2,213		1,968		4,660
Depreciation, amortization and depletion	208,858		221,447		190,089
(Gain) loss on sale of property and equipment	2,308		20,682		42,886
Unrealized exchange (gain) loss	(148,535)		231,135		(1,836)
Capitalized stripping cost	(28,230)		(104,939)		(121,933)
Deferred income taxes and employee profit sharing	58,053		530,985		(215,922)
	1,346,821		1,065,285		1,685,543

	2002		2001		2000
			(As Restated)		(As Restated)
Changes in operating assets and liabilities:
Notes and accounts receivable	(250,046)		(982,126)		(429,168)
Inventories	(79,392)		217,297		(440,437)
Accounts payable and accrued liabilities	288,767		44,521		283,528
Accounts payable suppliers	(63,849)		138,184		—
Affiliated companies	(1,996,369)		(173,933)		(337,105)
Tax payable	(7,999)		(142,311)		—
Employee profit-sharing payable	(40,749)		(14,364)		(32,210)
Net cash (used in) provided by operating activities	(802,816)		152,553		730,151

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of long-term debt	—		—		(4,818)
Effect of variation of debt in constant pesos	—		—		(431)
Cash retained in collateral account	(201,385)		(40,598)		—
Net cash used in financing activities	(201,385)		(40,598)		(5,249)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property and equipment	21,995		(159,111)		(294,922)
Net increase in deferred charges, except for capitalized stripping	(21,645)		(103,049)		(122,457)
Proceeds from sale of property and equipment	617		1,367		2,058
Due from Grupo Minero México, S.A. de C.V.	535,166		118,592		(283,760)
Due from Grupo México, S.A. de C.V.	(140,955)		—		—
Due from Minera México, S.A. de C.V.	633,335		(23,333)		3,042
Net cash provided by (used in) investing activities	1,028,513		(165,534)		(696,039)

Increase (decrease) in cash and cash equivalents	24,312		(53,579)		28,863
Cash and cash equivalents at beginning of year	27,626		81,205		54,342
Cash and cash equivalents at end of year	Ps.	51,938	Ps.	27,626	Ps.	81,205

Supplemental disclosure of cash flow information:
Cash paid for interest	Ps.	—	Ps.	—	Ps.	10,875
Cash paid for income and asset taxes	Ps.	—	Ps.	—	Ps.	—
Cash paid for employee statutory profit sharing	Ps.	39,014	Ps.	38,005	Ps.	77,119

Deferred income taxes and employee profit sharing

As explained in Note 4, beginning in 2000 under Mexican GAAP the revised Bulletin D-4 became effective.  The Company follows SFAS No. 109, “Accounting for Income Taxes” for U.S. GAAP purposes, which differs from Mexican GAAP as follows:

•             Under Mexican GAAP deferred taxes are classified as non-current, while under U.S. GAAP the classification is based on the period in which the temporary differences are expected to reverse.

•             Under Mexican GAAP, the effects of inflation on the deferred tax balance generated by monetary items are recognized in results under monetary position gain or loss.  Under U.S. GAAP the deferred tax balance is classified as a non-monetary item.

•             Under Mexican GAAP deferred employee profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to reverse within a defined period, while under U.S. GAAP the same liability method as used for deferred income taxes is applied.  Also, for U.S. GAAP purposes, employee profit sharing must be classified as an operating expense.

Since employee profit sharing is calculated based on taxable income after certain adjustments and is subject to the future consequences of temporary differences in the same manner as income taxes, deferred employee profit sharing, which is not recorded under Mexican GAAP, must be included in the reconciliation of Mexican to U.S. GAAP.

The tax effect of temporary differences that generated deferred tax liabilities (assets) under SFAS No. 109 are as follows:

	2002				2001
	Income Taxes		Profit Sharing		Income Taxes (As Restated)		Profit Sharing (As Restated)
Current:
Inventories	Ps.	351,157	Ps.	103,282	Ps.	423,930	Ps.	121,123
Non-deductible reserves	(125,476)		(36,905)		(35,156)		(10,045)
Unrealized exchange loss	—		(39,969)		—		(36,465)
Net current liability	225,681		26,408		388,774		74,613
Non-current:
Property, plant and equipment	2,928,481		1,431,313		2,772,799		1,478,905
Unamortized portion of negative goodwill applied to property and equipment	(512,761)		(150,812)		(792,814)		(226,218)
Deferred charges	93,771		27,580		100,389		28,683
Pension and seniority premiums	(9,750)		(2,868)		(10,228)		(2,923)
Tax loss carryforwards	(441,725)		—		(598,791)		—
Asset tax credit carryforwards	(12,523)		—		(12,523)		—
	2,045,493		1,305,213		1,458,832		1,278,447
Valuation allowance for tax loss carry forwards and asset taxes	512,761		150,812		1,404,128		226,218
Net non-current liability	2,558,254		1,456,025		2,862,960		1,504,665
Total	Ps.	2,783,985	Ps.	1,482,433	Ps.	3,251,734	Ps.	1,579,278

For U.S. GAAP purposes, deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The components of the income tax and profit sharing expense for the years ended December 31, 2002, 2001 and 2000 are as follows:

	2002		2001		2000

Current-
Profit sharing	Ps.	—	Ps.	38,853	Ps.	58,527

Deferred-
Income tax	766,524		(688,343)		(194,096)
Profit sharing	(97,157)		608,014		(21,826)
	669,367		(80,329)		(215,922)
Change in valuation allowance
Income tax	(611,314)		611,314		—
	Ps.	58,053	Ps.	569,838	Ps.	(157,395)

Negative Goodwill

Under Bulletin B-8 of Mexican GAAP, any excess book value of a subsidiary over its purchase price is recorded as a deferred credit and amortized against income over the period in which the new business is integrated, not to exceed five years. For Mexican GAAP purposes, negative goodwill related to the 1989 acquisitions has been fully amortized.

Under U.S. GAAP, negative goodwill must be first allocated to proportionately reduce the values assigned to non-current assets (generally fixed assets).  For U.S. GAAP purposes, the benefit is recognized through reduced depreciation over a period of 16 years.

Cost of pension plans and other employee benefits

The Company has prepared a study of pension costs under Mexican GAAP (see Notes 4 and 9). Under Mexican GAAP, the requirement to record liabilities for employee benefits using actuarial computations is substantially the same as required by SFAS No. 87, “Employers’ Accounting for Pensions”, except for the initial year of application, which generates a difference in unamortized prior service costs and in the amortization expense.

The Company has no post-retirement health care insurance or other benefit plans, other than the pension plans referred to in Note 4 and 13. Therefore, SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits other than Pensions”, and SFAS No. 112, “Employers’ Accounting for Post- employment Benefits”, would have no effect on the Company’s financial statements.

The Company applies SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, which requires additional disclosures.  Although the Company’s measurement or recognition of pensions and other postretirement benefit obligations does not change under SFAS No. 132, the following additional disclosure regarding such plans are required.

	2002		2001
Change in projected benefit obligation

Benefit obligation at beginning of year	Ps.	27,285	Ps.	26,443
Service cost	2,205		2,184
Interest cost	907		1,244
Actuarial loss, net	(768)		(2,389)
Benefits paid	(2,267)		(197)
Benefit obligation at end of year	Ps.	27,362	Ps.	27,285

Reconciliation of funded status
Funded status	Ps.	27,362	Ps.	27,285
Unrecognized net actuarial loss	(3,953)		(3,735)
Unrecognized transition obligation	(68)		(76)
Additional minimum liability	5,681		5,747
Accrued benefit cost, net, under U.S. GAAP	29,022		29,221
Accrued benefit cost, net, under Mexican GAAP	28,677		28,772
Additional cost that must be recognized under U.S GAAP	Ps.	345	Ps.	449

Components of net periodic benefit cost	2002		2001		2000

Service cost	Ps.	2,331	Ps.	2,184	Ps.	1,319
Interest cost	959		1,244		1,993
Expected return on plan assets	—		—		585
Amortization of transition obligations, net	8		7		1
Recognized net actuarial loss	184		202		292
Net periodic benefit cost under U.S. GAAP	3,482		3,637		4,190
Net periodic benefit cost under Mexican GAAP	2,641		3,587		2,527
Additional cost that must be recognized under U.S. GAAP					Ps.	1,663

Weighted-average assumptions as of December 31,	2002	2001	2000

Discount rate	5.00%	5.00%	5.00%
Rate of compensation increase	1.50%	1.50%	1.50%

As of December 31, 2002 and 2001 the accumulated benefit obligation amounted to Ps.24,160 and Ps.22,188, respectively.

Minority interest

Under Mexican GAAP, Bulletin B-8, minority interest in consolidated subsidiaries must be included as a component of stockholders’ equity. Consequently, minority interest in the income of such subsidiaries is not included in the determination of net income (loss) in the statement of operations under Mexican GAAP. Under U.S. GAAP, the minority interest in subsidiaries is shown below liabilities on the balance sheet, and is not part of stockholders’ equity and its share of the net results of the consolidated subsidiaries is deducted before arriving at net income (loss).

Capitalized interest

Under Mexican GAAP, a company is not required to, but may, capitalize interest incurred on assets under construction. The amount to be capitalized in Mexico is based upon the comprehensive financial cost (i.e., the sum of interest expense, foreign exchange gains and losses and the gain or loss from monetary position).  The Company has elected not to capitalize any comprehensive financial cost under Mexican GAAP.

Under U.S. GAAP a proportional amount of interest costs on all debt, must be considered an additional cost of constructed assets and depreciated over the lives of the related assets. Exchange gains and losses on foreign currency-denominated debt may not be capitalized.

Employee profit sharing

Mexican law requires the payment to employees of 10% of the Company’s taxable income, excluding certain adjustments for inflation. These amounts are treated as compensation expense and are reflected after income tax, in the appropriate income statement captions in the statements of operations.

Under U.S. GAAP, employee profit sharing must be reflected as an operating expense in the statement of operations.

Major customers

The Company had significant sales to three different customers in the last three years.  Sales to these customers accounted for 37%, 14% and 6% of total net sales in 2002, 45%, 7%, and 7% of total net sales in 2001 and 11%, 9%, and 5% of total net sales in 2000.

Segment information

The Company had net sales to customers from the following regions as follows:

	2002		2001		2000

United States	Ps.	1,828,982	Ps.	3,408,819	Ps.	3,669,702
Mexico	2,405,646		2,190,400		3,052,599
Europe	31,320		63,416		287,558
Latin America	—		—		4,778
Total net sales	Ps.	4,265,948	Ps.	5,662,635	Ps.	7,014,637

Start-up costs

Under U.S. GAAP, AICPA Statement of Position 98-5, “Reporting on the Costs of Start-up Activities”, requires that certain costs such as organization, training and pre-feasibility expenses incurred in the start-up phase of a project be expensed as incurred.

In accordance with Mexican GAAP, start-up costs are deferred and amortized at the commencement of operations, despite the inherent uncertainty regarding their future recoverability.  However, if the project is abandoned and the start-up costs incurred to date become unrecoverable, such costs are expensed immediately.  Amortization of deferred costs is amortized on a straight-line basis over the term in which the benefit is expected to be realized.

Environmental liabilities

Under U.S. GAAP companies must comply with EITF 93-5, “Accounting for Environmental Liabilities”, and EITF 90-8, “Capitalization of Costs to Treat Environmental Contamination”.  These pronouncements require companies to disclose and/or accrue on a undiscounted basis any reclamation and remediation costs that are expected to be incurred. The Company has properly accrued for all known environmental matters at the balance sheet date for U.S. GAAP purposes.

Financial instruments

Under Mexican GAAP, Bulletin C-2 went into effect in 2001 and requires the recognition of all derivative financial instruments on the balance sheet as either assets or liabilities.  Additionally, certain, but not all, derivative financial instruments and the related hedged items must be adjusted to their market value, with all such adjustments recorded in the income statement, regardless of the nature of the financial instrument.

Under U.S. GAAP, SFAS No. 133 went into effect in 2001 and requires the recognition of all derivative financial instruments at fair value, with such adjustments recorded:

•            In the determination of net income or loss  for fair value hedges (fixed to variable)

•            In other comprehensive income for qualifying cash flow hedges (variable to fixed)

At December 31, 2002 and 2001, the Company did not have any outstanding derivative financial instruments.

Reconciliation of Mexican GAAP to U.S. GAAP

Net income (loss) and stockholders’ equity, adjusted to take into account the significant differences between Mexican GAAP and U.S. GAAP, except for the comprehensive effects of price-level changes, are as follows:

	2002		2001		2000
			(As Restated)		(As Restated)
NET INCOME (LOSS):
Net income (loss) under Mexican GAAP	Ps.	406,228	Ps.	(216,651)	Ps.	196,516
U.S. GAAP adjustments:
Deferred income taxes under U.S. GAAP	(155,210)		77,029		194,096
Deferred employee profit sharing liability	97,157		(608,014)		21,826
Deferred income taxes under Mexican GAAP	(131,124)		(101,192)		209,484
Amortization of capitalized exchange loss and gain on monetary position	5,514		5,514		5,514
Amortization of negative goodwill allocated to fixed assets under U.S. GAAP.	754,061		754,061		754,061
Pension plan cost	(840)		(50)		(1,549)
Effects of inflation accounting on U.S. GAAP adjustments and monetary gain on labor liabilities	11,996		64,716		125,593
	581,554		192,064		1,309,025
Net income (loss) under U.S. GAAP	Ps.	987,782	Ps.	(24,587)	Ps.	1,505,541

	2002		2001
			(As Restated)
STOCKHOLDERS’ EQUITY:
Stockholders’ equity under Mexican GAAP, less minority interest	Ps.	21,323,903	Ps.	20,917,342
U.S. GAAP adjustments:
Deferred income taxes under U.S. GAAP	(2,783,935)		(3,251,734)
Deferred employee profit sharing	(1,482,432)		(1,579,277)
Deferred income taxes under Mexican GAAP	2,436,101		2,575,006
Negative goodwill (previously amortized for Mexican GAAP purposes)	(1,508,122)		(2,262,183)
Capitalized exchange loss and gain on monetary position	(210,330)		(207,211)
Accumulated pension plan cost	(346)		(449)
	(3,549,064)		(4,725,848)
Majority stockholders’ equity under U.S. GAAP	Ps.	17,774,839	Ps.	16,191,494

The changes in stockholders’ equity under U.S. GAAP for the years ended December 31, 2002, 2001 and 2000 are as follows:

	Capital Stock		Additional Paid- in Capital (As Restated)		Retained Earnings (As Restated)		Accumulated Other Comprehensive Loss		Total Majority Stockholder’s Equity (As Restated)

Stockholder’s equity under U.S. GAAP at December 31, 1999 (As previously reported)	Ps.	8,473,62	Ps	10,933,715	Ps.	10,078,951	Ps.	(10,565,563)	Ps.	18,920,726
Prior period adjustment – recognition of push-down accounting	—		(10,933,715)		7,163,411		—		(3,770,304)
Stockholder’s equity under U.S. GAAP at December 31, 1999 (as restated)	8,473,623		—		17,242,362		(10,565,563)		15,150,422
Net income	—		—		1,505,541		—		1,505,541
Cumulative restatement effect	—		—		—		(352,195)		(352,195)
Additional minimum liability and restatement of accrued benefit	—		—		—		7,090		7,090
Comprehensive income									1,160,436
Stockholder’s equity under U.S.GAAP at December 31, 2000 (as restated)	8,473,623		—		18,747,903		(10,910,668)		16,310,858
Net income	—		—		(24,587)		—		(24,587)
Cumulative restatement effect	—		—		—		(94,547)		(94,547)
Additional minimum liability and restatement of accrued benefit	—		—		—		(230)		(230)
Comprehensive income									(119,364)
Stockholder’s equity under U.S. GAAP at December 31, 2001 (as restated)	8,473,623		—		18,723,316		(11,005,445)		16,191,494

	Capital Stock		Additional Paid- in Capital		Retained Earnings		Accumulated Other Comprehensive Loss		Total Majority Stockholder’s Equity

Net loss	—		—		987,782		—		987,782
Cumulative restatement effect	—		—		—		595,489		595,489
Additional minimum liability and restatement of accrued benefit	—		—		—		74		74
Comprehensive loss									1,583,345
Stockholder’s equity under U.S. GAAP at December 31, 2002	Ps.	8,473,623	Ps.	—	Ps.	19,711,098	Ps.	(10,409,882)	Ps.	17,774,839

Reclassification of balance sheet and statements of operations

With regard to the consolidated balance sheets and statements of operations, the following significant captions determined under U.S. GAAP would have been as follows:

	2002		2001
			(As Restated)
Balance sheets:
Current assets	Ps.	6,440,265	Ps.	3,930,519
Total assets	Ps.	24,723,962	Ps.	21,948,505
Current liabilities	Ps.	1,397,889	Ps.	967,099
Total liabilities	Ps.	6,949,123	Ps.	8,019,028
Stockholders’ equity	Ps.	17,774,839	Ps.	16,191,494

	2002		2001		2000
			(As Restated)		(As Restated)
Statements of operations:
Operating income (loss)	Ps.	1,080,639	Ps.	619,652	Ps.	1,162,062
Income taxes	Ps.	155,210	Ps.	(606,957)	Ps.	194,096
Consolidated net income (loss)	Ps.	987,782	Ps.	(24,587)	Ps.	1,505,541
Weighted average common shares outstanding, in thousands	1,043,272		1,043,272		1,043,272
Net income (loss) per share under U.S. GAAP	Ps.	0.22	Ps.	(0.02)	Ps.	1.44

17.  FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS:

Mexican GAAP

In December 2001, the Mexican Institute of Public Accountants (MIPA) issued the new Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments” (“C-9”), whose provisions are mandatory for years beginning as of January, 2003, although early application is recommended. C-9 replaces the provisions of the former Bulletins C-9 “Liabilities”, and C-12, “Contingencies and Commitments”, and establishes, among others, greater accuracy in items related to provisions, accumulated obligations and contingent liabilities, and new regulations related to accounting recognition of provisions, the use of present value, and the redemption of obligations when taking place early or substituted by a new issue.

In January 2002, the MIPA issued new Bulletin C-8, “Intangible Assets” (“C-8”) with the same effective date and recommendation established for Bulletin C-9. C-8 substitutes the former Bulletin   C-8, “Intangibles”, and establishes, among others,

that the development costs of a project should be capitalized if they comply with the criteria established for their recognition as assets; any preoperating costs incurred as of the date of application of this Bulletin should be recorded as a cost for the period.  The unamortized balance of capitalized preoperating costs in accordance with the former Bulletin C-8 will be amortized in accordance with the terms of such Bulletin.  To reduce as much as possible the remnant that constitutes “goodwill” in the case of business acquisitions, the intangible items to be identified and quantified are provided.

In March 2003, the MIPA issued Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal” (C-15), whose application is mandatory for financial statements of periods beginning on or after January 1, 2004, although early application is encouraged. C-15 establishes, among others, new principles for the calculation and recognition of impairment losses for long-lived assets and their reversal.  It also provides examples of indicators of possible impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. The calculation of such loss requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the present value of discounted future net cash flows. The accounting principles issued prior to this new Bulletin used future net cash flows, without requiring the discounting of such cash flows.

The Company has not fully assessed the effects of adopting these new accounting principles on its financial position and results of operations.

U.S. GAAP

During 2001, the FASB issued the following guidance:

In June 2001, the FASB issued SFAS No. 141, “Business Combinations”, which is effective for all business combinations initiated after June 30, 2001.  SFAS No. 141 requires all business combinations to be accounted for using the purchase method.  The adoption of this new standard did not have a material impact on the Company’s financial position or results of operations.

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”, which was effective for the Company beginning in 2002.  With the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test.  Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination.

In June 2001, the FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations”, which was effective for the Company beginning in 2003.  The Company plans to adopt this new standard in 2003.  SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  It applies to legal obligations associated with the retirement of long-lived assets and the associated asset retirement costs.  It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees.  This SFAS requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate can be made.  The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.  The Company is currently evaluating the effect that this new standard will have on its financial position, results of operations and cash flows.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.  The Company adopted this standard in 2002.  SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”. SFAS No. 144 also expands the scope of discontinued operations presentation to a component of an entity and eliminates the exception to consolidation for a temporarily controlled subsidiary.  The adoption of this standard did not have a material impact on the Company’s financial position and results of operations.

During 2002, the FASB issued the following guidance:

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which will be required to be effective for exit or disposal activities that are initiated after December 31,2002. This statement addresses financial accounting and reporting for cost associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The Company adopted the provisions of SFAS No. 146 on January 1, 2003, which did not have a material effect on the Company’s financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”).  FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee.  FIN 45 also requires additional disclosure requirements about the guarantor’s obligations under certain guarantees that it has issued.  The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statement periods ending after December 15, 2002.  The Company does not expect the adoption of FIN 45 will have a material impact on its financial position, results of operations or cash flows.

During 2003, the FASB issued the following guidance:

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”).  FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is effective immediately for all companies that hold a variable interest in a variable interest entity created after January 31, 2003.  For a variable interest held by the Company in a variable interest entity created before February 1, 2003, the Company will apply the provisions of FIN 46 no later than the end of the first annual reporting period beginning after June 15, 2003. The Company does not expect that the adoption of FIN 46 will have a material impact on its financial position, results of operations or cash flows.

In April 2003, the FASB issued SFAS No. 149 “Amendments of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”.  The changes in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly.  SFAS No. 149 will be effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after June 30, 2003.  In addition, expect as stated below, all provisions of this Statement should be applied  prospectively.  The provisions of SFAS No. 149 that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates.  The Company does not anticipate that the adoption of SFAS No. 149 will have a material impact on the Company’s financial position, results of operations or cash flow.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”.  SFAS No. 150 aims to eliminate diversity in practice by requiring that the following three types of financial instruments be reported as liabilities by their issuers:

•                  Mandatorily redeemable instruments (i.e., instruments issued in the form of shares that unconditionally obligate the issuer to redeem the shares for cash or by transferring other assets)

•                  Forward purchase contracts, written put options, and other financial instruments not in the form of shares that either obligate or may obligate the issuer to settle its obligation for cash or by transferring other assets

•                  Certain financial instruments that include an obligation that  (1) the issuer may or must settle by issuing a variable number of its equity shares and (2) has a “monetary value” at inception that (a) is fixed, (b) is tied to a market index or other benchmark (something other than the fair value of the issuer’s equity shares), or (c) varies inversely with the fair value of the equity shares, for example, a written put option.

Until now, these types of instruments have been variously reported by their issuers as liabilities, as part of equity, or between the liabilities and equity sections (sometimes referred to as “mezzanine” reporting) of the balance sheet.  The provisions of SFAS No. 150 are effective for financial instruments for the first fiscal period beginning after December 15, 2003. The Company does not expect that the adoption of SFAS No. 150 will have a material impact on its financial position, results of operations or cash flows.

INDEX TO EXHIBITS

Exhibit

12(a)	Certification of the President and General Director of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

12(b)	Certification of the Finance Director of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002