Form 20-F
period 2003-12-31
MEXICAN COPPER CO
filed 2004-07-14
CIK 1057277

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

Annual Report Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2003

Commission File Number 333-08340-01

MEXICANA DE COBRE, S.A. DE C.V.
(Exact name of registrant as specified in its charter)

MEXICAN COPPER COMPANY
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

c/o Minera México, S.A. de C.V.
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
issued by Minera México, S.A. de C.V.

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Shares of common stock—1,043,271,843 Class I Series A Shares

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

Item 17 ☐    Item 18 ☒

The registrant is a subsidiary of Minera México, S.A. de C.V. The registrant is filing this form using the reduced disclosure format provided for in Instruction I to Form 10-K. See Explanatory Note.

TABLE OF CONTENTS

EXPLANATORY NOTE
PRESENTATION OF INFORMATION
FORWARD-LOOKING STATEMENTS
PART I
ITEM 1.	DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3.	KEY INFORMATION
ITEM 4.	INFORMATION ON THE COMPANY
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 8.	FINANCIAL INFORMATION
ITEM 9.	THE OFFER AND LISTING
ITEM 10.	ADDITIONAL INFORMATION
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15.	CONTROLS AND PROCEDURES
ITEM 16.	[RESERVED]
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B.	CODE OF ETHICS
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
PART III
ITEM 17.	FINANCIAL STATEMENTS
ITEM 18.	FINANCIAL STATEMENTS
ITEM 19.	EXHIBITS
ANNEX F	FINANCIAL STATEMENTS OF MEXICANA DE COBRE, S.A. DE C.V. (AS RESTATED)

EXPLANATORY NOTE

        We are Mexicana de Cobre, S.A. de C.V. and we are required to file an annual report ("Annual Report") on Form 20-F pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 15d-1 thereunder because we are a guarantor of the 8.25% Series A Guaranteed Senior Notes due 2008 (the "Series A Notes") and 9.25% Series B Guaranteed Senior Notes due 2028 (the "Series B Notes" and together with the Series A Notes, the "Notes") of Minera México, S.A. de C.V. ("Minera México"), which were issued and sold pursuant to a registration statement on Form F-1 under the Securities Act of 1933, as amended (the "Act") (Commission File No. 333-08430). Minera México owns 95.74% of our capital stock, and the balance was acquired by the Mexican National Mine Workers Union in 1988 in connection with the privatization of the registrant.

        Minera México has filed an annual report on Form 20-F for the year ended December 31, 2003 (Commission File No. 333-08430).

        We have omitted certain information required by Form 20-F from this Annual Report on the basis of Instruction I to Form 10-K under the Exchange Act, which permits a company wholly-owned by another company that is a reporting company under the Exchange Act to file an abbreviated annual report in accordance with the no-action letter issued by the Staff of the Securities and Exchange Commission (the "SEC") on October 28, 1999.

        Our securities with respect to which there is a reporting obligation under Section 15(d) of the Exchange Act consist only of guarantees of the Notes of Minera México and cannot be held or traded separately. We have accordingly omitted responses to Items 10 and 14, which call for information concerning the securities that is inapplicable to the guarantees of the Notes. Information responsive to these Items can be found in the annual report on Form 20-F of Minera México.

PRESENTATION OF INFORMATION

        We are a corporation (sociedad anónima de capital variable) organized under the laws of the United Mexican States ("México") and present our financial statements in U.S. dollars and in accordance with accounting principles generally accepted in the United States of America. We are Mexicana de Cobre, S.A. de C.V. (and together with our subsidiaries, the "Mexcobre Unit"). The Mexcobre Unit is a majority-owned indirect subsidiary of Minera México, S.A. de C.V. ("MM" or "the Company"). The Mexcobre Unit is also an entity registered pursuant to Mexican law, through which the Company holds assets, incurs liabilities and conducts operations in México. The Company's functional currency is the U.S. dollar, while the Mexcobre Unit maintains its books in Mexican Pesos. Foreign currency assets and liabilities are remeasured into U.S. dollars at current exchange rates except for inventory, property, plant and equipment and other assets, which are remeasured at historical exchange rates. Revenues and expenses are generally translated at average exchange rates in effect during the period, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates.

        References in this Annual Report to "U.S. dollars" or "US$" are to the lawful currency of the United States. References in this Annual Report to "pesos" or "Ps." are to the lawful currency of México.

        Unless otherwise indicated, all references herein to volumes of ore, concentrates and other metal products are expressed in metric tons. One metric ton equals approximately 2,204.62 pounds.

FORWARD-LOOKING STATEMENTS

        We may from time to time make forward looking statements in our periodic reports to the Commission on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by any of our officers, directors or employees to analysts, institutional investors, representatives of the media and others. These statements appear in a number of places in this Annual Report and include statements regarding our current intent, belief or current expectations or those of our officers with respect to trends affecting our financial condition or results of operations. Where used in this Annual Report, the words "anticipate", "believe", "estimate", "expect", "intend", "plan", and "project" and similar expressions, as they relate to us or our management are intended to identify such forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward- looking statements as a result of various factors. The information contained in this Annual Report, including, without limitation, the information under Item 4. "Information on the Company" and Item 5. "Operating and Financial Review and Prospects," identifies important factors that could cause such differences. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to release publicly the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.    DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

        We have omitted portions of this item on the basis of Instruction I(2)(a) to Form 10-K. See Explanatory Note.

SELECTED OPERATING DATA

        The following table presents selected production and other operating data for our subsidiaries and us. The data includes production sold to the other operating units of the Mexcobre Unit.

	Year ended December 31,
	1999	2000	2001	2002	2003
	(Volumes in metric tons, unless otherwise indicated)
Material moved (metric tons in thousands)	81,931	84,175	84,204	62,592	73,916
Ore milled (metric tons in thousands)	33,439	33,308	32,762	21,750	27,327
Ore grade (average % copper for period)	0.54	0.49	0.53	0.54	0.51
Leach ore (metric tons in thousands)	17,814	17,099	24,428	25,531	28,996
Waste (metric tons in thousands)	30,679	33,768	27,014	15,311	17,594
Stripping ratio(1)	1.45	1.53	1.57	1.88	1.70
Copper concentrate production:
Copper	505,988	462,196	503,834	333,885	410,476
Molybdenum	13,839	12,009	9,579	5,944	6,107
Metal contained in concentrate production:
Copper	152,860	136,680	140,760	91,925	107,236
Silver	66	63	59	44	57
Gold (kilograms)	141	138	163	132	202
Molybdenum	7,961	6,886	5,518	3,428	3,501
Smelter(2) and SX-EW production:(3)
Copper anodes	343,919	295,533	317,133	239,031	199,033
Copper cathodes	22,224	21,772	20,609	19,295	21,470
Sulfuric acid	1,009,000	857,300	965,850	703,801	603,300
Refinery production:
Copper cathodes	274,990	244,153	257,495	199,905	163,967
Rod plant production:
Copper rod	98,615	130,611	129,562	97,485	53,822
Precious metals refinery:(4)
Refined silver	66	244	206	212	136
Refined gold (kilograms)	379	1,312	1,177	742	594

(1)
Stripping ratio is the ratio of waste plus leaching ore to ore mined in the material moved in an open-pit operation.

(2)
Smelter capacity was increased to 300,000 tons per year in June 1999 with the addition of a new shaft furnace at the La Caridad Smelter.

(3)
The production at the Mexcobre SX-EW facility includes copper scrap production. SX-EW is a procedure involving a combination of solvent extraction and electrowinning.

(4)
The precious metals refinery at La Caridad commenced operations in July 1999.

ITEM 4.    INFORMATION ON THE COMPANY

        We have abbreviated our response to this item on the basis of Instruction I(2)(d) to Form 10-K. See Explanatory Note.

HISTORY AND DEVELOPMENT OF THE COMPANY

        We are Mexicana de Cobre, S.A. de C.V. (and together with our subsidiaries, the "Mexcobre Unit"), a subsidiary of Minera México, a Mexican corporation. Minera México owns 95.74% of our capital stock and the balance is owned by the Mexican Mine Workers Union.

        We were established in 1968 pursuant to a concession from the Mexican authorities to explore the La Caridad property. Exploitation of the mine began in 1979, while we were under the joint control of Nacional Financiera, S.N.C., a government development bank, another Mexican governmental agency, and Fomento Industrial del Norte de México, S.A. de C.V. ("Fidenome"), an investment vehicle owned by a group of Mexican investors, including members of the Larrea family. By 1988, primarily as a result of cost overruns and construction delays associated with a new smelter, we were unable to meet our financial obligations. In 1988, Fidenome transferred its shares in us to a trust in preparation for our financial restructuring and sale by the Mexican government to the private sector. In November 1988, Grupo Minero México, S.A. de C.V. ("Grupo Minero") acquired 91% of our shares through a public auction for a purchase price of approximately US$680 million.

BUSINESS OVERVIEW

Introduction

        The Mexcobre Unit operates a major open-pit copper mine in northwestern Mexico at La Caridad and is engaged primarily in the business of exploring, mining and processing copper. The Mexcobre Unit is currently engaged in the production of copper rod, copper cathodes and copper anodes, with quantities of gold and silver, molybdenum and sulfuric acid.

        The capacity of our low-cost smelter was expanded in 1999 from 180,000 to 300,000 metric tons of copper per year. The construction of a precious metals refinery as part of the same complex was completed and began operating in July 1999.

        For the year ended December 31, 2003, the Mexcobre Unit accounted for 65.1% and 39.4% of Minera México's consolidated net sales and operating loss, respectively and, as of December 31, 2003, the Mexcobre Unit accounted for 61.4% of Minera México's total assets.

Metals Prices

        Our products are internationally traded commodities. Prices are established on the Commodity Exchange, Inc. ("Comex") in New York and the London Metal Exchange ("LME"), two of the most important metal exchanges. These exchanges broadly reflect the worldwide balance of supply and demand of metals. The profitability of our operations is dependent on, and our financial performance is significantly affected by, the international market prices for the metals we produce, especially for copper and silver. Metals prices have historically been subject to wide fluctuations and are affected by numerous factors beyond our control. These factors, which affect each commodity to varying degrees, include international economic and political conditions, levels of supply and demand, the availability and cost of substitutes, inventory levels maintained by producers and others and, to a lesser degree, inventory carrying costs and currency exchange rates. In addition, the market prices of certain metals have on occasion been subject to rapid short-term changes due to speculative activities. Copper prices have been in a general downward trend since mid-1997.

        The following table sets forth high, low and average spot prices according to Comex in U.S. dollars for copper for the periods indicated:

	High	Low	Period Average
	(US$ per pound)
1999	0.85	0.61	0.72
2000	0.93	0.74	0.84
2001	0.87	0.60	0.73
2002:
First quarter	0.77	0.65	0.72
Second quarter	0.78	0.71	0.74
Third quarter	0.77	0.66	0.69
Fourth quarter	0.76	0.66	0.71
Year	0.78	0.65	0.72
2003:
First quarter	0.80	0.71	0.76
Second quarter	0.79	0.71	0.75
Third quarter	0.83	0.75	0.80
Fourth quarter	1.04	0.82	0.94
Year	1.04	0.71	0.81
2004:
First quarter	1.39	1.06	1.23
Second quarter(1)	1.37	1.14	1.24

(1)
Through June 25, 2004.

        The high level of copper prices resulted in higher net sales, higher operating income and higher net income in 2003. This trend of high copper prices has continued during the first quarter of 2004. See Item 5. "Operating and Financial Review and Prospects." If high prices continue, these effects will persist and may be magnified. However, in the event of a substantial and sustained decline in prices, we might, in very adverse market conditions, consider curtailing or modifying certain of our mining and processing operations.

        From time to time, we have entered into hedging transactions to provide partial protection against future decreases in the market price of metals, and we may do so when we believe the market presents the right conditions. In 2002 and 2003, however, we have not entered into any material hedging transactions. See Item 11. "Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Risk."

ORGANIZATIONAL STRUCTURE

        The Mexcobre Unit is a part of the business conducted by Minera México through its subsidiaries. The Mexcobre Unit's extraction, concentrating and refining operations are essentially independent from Minera México's and its other subsidiaries, but in other respects its business and operations are integrated with Minera México's and its other subsidiaries in significant ways. For example: (a) the Mexcobre Unit relies on services provided by Minera México and its other subsidiaries for sales and many administrative functions; (b) the Mexcobre Unit smelts most of the concentrates produced at Mexicana de Cananea, S.A. de C.V. ("Mexcananea" and together with its subsidiaries, the "Cananea Unit") after the closing of Mexcananea's smelter in 1999 as a result of a strike; and (c) the finance and banking operations of Minera México and its subsidiaries, including the Mexcobre Unit, are managed jointly.

        On May 28, 2003, Grupo Minero and Minera México held extraordinary shareholders' meetings approving the merger of Grupo Minero with and into Minera México. The merger between Grupo Minero and Minera México was effective as of October 1, 2003. The executed resolutions and accompanying merger agreement were registered on July 2, 2003, with the Mexican Public Registry of Commerce. Under Mexican law, the merger is effective with respect to third parties 90 days after the registration of the shareholders' resolutions and accompanying merger agreement with the Mexican Public Registry of Commerce.

PROPERTY, PLANT AND EQUIPMENT

Introduction

        The Mexcobre Unit is currently engaged in the production of copper rod, copper cathodes and copper anodes, with quantities of gold and silver, molybdenum and sulfuric acid. It operates the La Caridad mining complex, located in the State of Sonora, approximately 13 miles southeast of the town of Nacozari de Garcia and 75 miles south of the U.S.-México border. It includes an open-pit mine, concentrator, smelter, refinery, rod plant, solvent extraction and electrowinning ("SX-EW") plant, lime plant and two sulfuric acid plants. The smelter and the sulfuric acid plants, as well as the new refineries and rod plant, are located approximately 14 miles from the mine, and the lime plant is situated 11 miles from the U.S. border. Access is by paved highway and by railroad. The concentrator began operations in June 1979; the molybdenum plant in June 1982; the smelter in June 1986; the first sulfuric acid plant in July 1988; the SX-EW plant in July 1995; the second sulfuric acid plant in January 1997; the copper refinery in July 1997; the rod plant in April 1998 and the precious metals refinery in July 1999. The total book value of the Mexcobre Unit's property and equipment was $1,117.9 million as of December 31, 2003.

        Our headquarters and sales office are in México City and we also have a domestic purchasing office in Hermosillo, Sonora.

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

Mining Operations

        The Mexcobre Unit uses a conventional open-pit mining method. The ore body is situated within a mountain top, which gives La Caridad the advantage of a relatively low waste-stripping ratio, natural pit drainage and relatively short haul distances for both ore and waste. The mining method involves drilling, blasting, loading and haulage of waste, leach and ore to waste and leach dumps and to the primary crushers. Drills, trucks and shovels are used in the mining process. The mine, which was originally designed to produce 72,000 metric tons of ore per day, has been expanded to produce 90,000 metric tons of ore per day in order to keep pace with the expansion of the concentrator. An average of 89,759, 67,547 and 74,868 metric tons per day of ore were mined in 2001, 2002 and 2003, respectively. The average copper content of the ore mined was 0.525% in 2001, 0.535% in 2002 and 0.508% in 2003. The stripping ratio at the mine (i.e., the ratio of waste materials plus leaching ore to ore mined) in 2003 was approximately 1.70 to 1. The mine plan envisions a pit of four square miles. The final pit has been designed with 45o maximum slopes, forty 15-meter benches, and a minimum of six months of exposed ore. Mining equipment includes 18 170-ton, seven TITAN 200-ton and 13 240-ton diesel-electric trucks, four electric shovels with dipper sizes ranging from 16 to 17 cubic yards, one electric shovel with a 38-cubic yard dipper, three electric shovels with a 40-cubic yard dipper, six electric rotary blast hole drills and a fleet of bulldozers, road graders, water trucks and other equipment.

Concentrating Operations

        The concentrator is the facility in which ore is processed to separate minerals from the host rock. The concentrator, which began operations in 1979, was designed to process 72,000 metric tons of ore per day. It has undergone several stages of modification and has a current capacity of 90,000 metric tons of ore per day. Mexcobre uses state-of-the-art "expert" computer monitoring systems at the concentrator, the crushing plant and the flotation circuit in order to coordinate inflows and optimize operations.

        Ore extracted from the mine is processed at the concentrator, which produces a copper and molybdenum concentrate. Concentration consists of crushing and grinding the ore and separating copper-molybdenum ores from waste material by flotation. The copper-molybdenum concentrate is further processed at the molybdenum plant into copper concentrates and molybdenum concentrates. The copper concentrates are sent to the smelter and the molybdenum is exported. The molybdenum recovery plant has a capacity of 2,000 metric tons per day of copper-molybdenum concentrates. A lime plant was built in 1980 to produce lime from limestone for use in the concentrating process. The lime plant has a capacity of 340 metric tons of finished product per day.

        In 2001, 2002 and 2003, the copper ore processed an average of 90,025, 67,789 and 74,814 metric tons per day, respectively, with an average grade of 0.525%, 0.535% and 0.508% copper, respectively, and of 0.0399%, 0.0403% and 0.0345% molybdenum, respectively. During the same periods, 503,834, 333,885 and 410,476 metric tons of copper concentrates were produced, with average grades of 27.94%, 27.53% and 26.12%, respectively. The copper recovery was 81.57% for 2001, 78.73% for 2002 and 77.36% for 2003.

Smelting Operations

        Copper concentrates are carried by trucks from the concentrator to the smelter, where they are processed and cast into copper anodes of 99.7% purity to be sold to refineries. Our flash smelter of Outokumpu design became operational in 1986. The smelter's initial capacity of 180,000 metric tons per year was increased to 330,000 tons as of March 1997 with the addition of an El Teniente converter, and was further increased to 360,000 metric tons per year with the addition of a new shaft furnace in June 1999. Sulfur dioxide off-gases collected from the flash furnaces and converters are processed into sulfuric acid at two sulfuric acid plants and sold to third parties. The first sulfuric acid plant, which started operations in July 1988, has a capacity of 2,650 metric tons of sulfuric acid per day, and the second plant, which started operations in January 1997, has a capacity of 2,160 metric tons per day.

Refining Operations

        In July 1997 the Mexcobre Unit completed the construction of an electrolytic copper refinery at La Caridad. The refinery, which uses the permanent cathode technology developed by the Canadian company Kidd Creek, reached its maximum capacity of 300,000 metric tons per year in June 1999. The refinery consists of an anode plant with an AISCO preparation machine, an electrolytic plant, a slimes treatment plant and a number of ancillary installations. The refinery is producing Grade "A" copper cathode of 99.99% purity. Anodic slimes are recovered from the refining process and sent to the slimes treatment plant where additional copper is extracted. The slimes are then filtered, packed and shipped to the La Caridad precious metals refinery to produce silver and gold. Construction of this refinery was completed in July 1999, when operations commenced.

Copper Rod Plant

        A rod plant at the Mexcobre Unit was completed in April 1998 and reached its maximum annual operating capacity of 150,000 metric tons by May 1999. The plant is producing 8 mm copper rods with a purity of 99.99%.

SX-EW Facilities

        Approximately 188 million metric tons of leaching ore have been extracted from the La Caridad open-pit mine with grades between 0.10% to 0.32% sulfide copper since May 1995. With an average grade of approximately 0.25% copper, this ore cannot be processed economically using the conventional smelting process and has been deposited in leaching dumps. In 1995, Mexcobre completed the construction of a SX-EW facility at La Caridad, which has allowed processing of this ore and certain leach ore reserves that are unmined and has resulted in a reduction in our production costs of copper. The facility has an annual production capacity of 21,900 metric tons and has received ISO 9002 certification from the International Standards Organization.

        The following table sets forth capacity, production and utilization information for the Mexcobre Unit's mining, concentrating, smelting and refining facilities in 2003.

MEXICANA DE COBRE, S.A. DE C.V.
MINES AND PLANTS CAPACITY UTILIZATION IN 2003

Facility	Product	Capacity(1)	Production(1)	Capacity Utilization
Mine / Concentrator	Milling ore	32,400,000	27,307,000	84%
Molybdenum Plant	Molybdenum ore	720,000	416,583	58%
Smelting	Anodes	300,000	199,033	66%
Sulfuric Acid Plant	Sulfuric acid	1,565,520	603,300	39%
SX-EW Plant	Cathodes	21,900	21,470	98%
Copper Refinery	Cathodes	300,000	163,967	55%
Copper Rod Plant	Wire rod	150,000	52,822	36%
Precious Metals Plant	Anode slimes	2,800	821	29%
Lime Plant	Lime	122,400	117,803	96%

(1)
Metric tons per annum.

Reserves

        Minera México has estimates of ore reserves prepared with respect to each of its units as of January 1 of each year. The ore reserve estimates set forth below have been prepared by us in conjunction with Minera México's engineering staff using evaluation methods generally used in the international mining industry, including standard methods of mapping, drilling, sampling, assaying and modeling. The reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may be below the expected levels. Lower market prices, increased production costs, reduced recovery rates and other factors may render proven and probable reserves uneconomic to exploit and result in revision of reserve data from time to time. Reserve data are not indicative of future results of operations.

        The terms "dilution," "probable reserves," "proven reserves," "reserve," "total leaching recovery," "total metal recoverable" and "total mill recovery," which are used in the following table, are defined as follows:

        Dilution (extracting loss)—The reduction in grade that results from inclusion of waste material from the foot wall and hanging wall into the vein during exploitation of an underground mine.

        Probable reserves—Reserves for which quantity and grade are computed from information similar to that used for proven reserves but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

        Proven reserves—Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling; and (c) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is sufficiently defined that size, shape, depth and mineral content of reserves are well established.

        Reserve—That part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination.

        Total leaching recovery—The amount of metal recovered in the leaching process expressed as a percentage of the metal contained in the ore.

        Total metal recoverable—The amount of metal recoverable after the flotation process. The calculation of total metal recoverable takes account of dilution and total mill recovery.

        Total mill recovery—The amount of metal recovered in the concentrator expressed as a percentage of the metal contained in the ore.

        The following table sets forth estimated reserve data of the Mexcobre Unit as of January 1, 2004, prepared by our Department of Mining, Planning and Control under the supervision of Minera México's Director of Mining, Planning and Control:

Ore Reserves
(Estimated as of January 1, 2004)

	Ore	Copper	Molybdenum (Average grade percentage, unless otherwise indicated)
	(Thousands of metric tons)
Mill ore:
Proven	638,222	0.42	0.024
Probable	36,910	0.38	0.020
Total	675,132	0.42	0.024
Total mill recovery	—	82.59%	40.92%
Total metal recoverable (thousands of metric tons)	—	2,330	66
Leach ore:
Proven	554,697	0.24	—
Probable	45,089	0.24	—
Total	599,786	0.24	—
Total leaching recovery	—	29.88%	—
Total metal recoverable (thousands of metric tons)	—	430	—

        The above reserve estimates take into account estimated dilution (extracting loss) by applying to mine ore grades a factor derived from historical mine-concentrator grade differences.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        We have abbreviated our response to this item on the basis of Instruction I(2)(a) to Form 10-K. See Explanatory Note.

        The following discussion should be read in conjunction with the Financial Statements included elsewhere in this Annual Report. We present our financial statements in U.S. dollars and in accordance with accounting principles generally accepted in the United States of America. The Mexcobre Unit is a majority-owned indirect subsidiary of Minera México, S.A de C.V. ("MM" or "the Company"). It is also an entity registered pursuant to Mexican law, through which the Company holds assets, incurs liabilities and conducts operations in México. The Mexcobre Unit comprises substantially all the assets and liabilities of the Company associated with its mining operations in Mexico. The Company's functional currency is the U.S. dollar, while the Mexcobre Unit maintains its books in Mexican Pesos. Foreign currency assets and liabilities are remeasured into U.S. dollars at current exchange rates except for inventory, property, plant and equipment and other assets, which are remeasured at historical exchange rates. Revenues and expenses are generally translated at average exchange rates in effect during the period, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates.

  Restatement of Previously Reported U.S. GAAP Financial Information

        Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency. The Company's management has determined the U.S. dollar as its functional currency in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52.

        Subsequent to the issuance of our December 31, 2002, consolidated financial statements, prepared in accordance with Mexican GAAP and accordingly expressed in thousands of Mexican pesos of purchasing power as of December 31, 2002, our management determined that our reconciliation of net income (loss) and shareholders equity from Mexican GAAP to U.S. GAAP were not prepared assuming that the U.S. dollar was the functional currency, but rather reflected the Mexican peso as the functional currency. Therefore, the reconciliation of net income (loss) and stockholders' equity to U.S. GAAP as of and for the years ended December 31, 2002 and 2001 have been restated to give effect to the identification of the U.S. dollar as the functional currency.

        Under U.S. GAAP, with the U.S. dollar as the functional currency, the effects of inflation recognized under Mexican GAAP must be eliminated in the reconciliation to U.S. GAAP.

        Accordingly, the restated amounts shown below have been remeasured into U.S. dollars and translated back into the reporting currency, the Mexican peso, by applying the procedures specified in SFAS No. 52.

        The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars. Accordingly, the comprehensive effects of inflation are removed from the Mexican peso-denominated financial statements. Monetary assets and liabilities are remeasured at the balance sheet date (current) exchange rate. Non-monetary assets are recorded at their historical exchange rate at the time of purchase. Past transactions in currencies other than the U.S. dollar are remeasured at the exchange rates in effect when the transactions occurred. Revenues and expenses are remeasured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of non-monetary assets, which are remeasured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the remeasurement are included in the determination of net loss in the period such gains and losses arise.

        The amounts obtained from the remeasurement process referred to above are translated back into Mexican pesos following the provisions of SFAS No. 52. Assets and liabilities are translated at the current selling exchange rate of Mexican pesos of Ps.10.31 and Ps.9.14 to one U.S. dollar as of December 31, 2002 and 2001, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average exchange rate during the period. Translation effects of exchange rate changes are included in other comprehensive income as a cumulative translation adjustment in stockholders' equity.

        The effect of the restatement is further discussed in Note 17 to our audited consolidated financial statements.

  Critical Accounting Policies and Estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in México requires us to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions.

        We believe that the following accounting policies are the most critical to our consolidated financial statements since these policies require significant judgment or involve complex estimates that are important to the portrayal of our financial condition and results of operations.

  Ore reserves

        We periodically re-evaluate estimates of our ore reserves, which represent our estimate as to the amount of unmined copper, zinc, lead, silver and gold remaining in existing mine locations that can be produced and sold at a profit. Such estimates are based on engineering evaluations derived from samples of drill holes and other openings, combined with assumptions about the applicable metals market prices and production costs. We believe that the metals price assumptions used are consistent with average historical prices over recent full economic and pricing cycles.

        The reserve estimates have been adjusted for actual production since the most recent reserve declarations. Many companies declare their ore reserves on an annual basis. We believe that our estimates as to ore reserves closely approximate the ore reserve quantities that would have been determined as of December 31, 2003. The reserve estimates have been calculated as of January 1 on an annual basis.

        We use ore reserve estimates in determining, among other things, the recoverability of long-lived assets, the amount of capitalized stripping and units of production amortization of capitalized mine stripping. We believe this price reflects a valid price assumption over the remaining life of our mines, which is approximately 15 years. We understand that the SEC has recently indicated that in calculating ore reserves, companies should use no more than a three-year historical average price. Price assumptions utilized by us in determining ore reserves and three-year average market price data are as follows:

	Price Assumption Utilized in Determining Ore Reserves	Three-Year Average Market Prices
	(per pound in U.S. Dollars, except for gold and silver, which are per ounce in U.S. Dollars)
Copper	$0.90	$0.75096
Molybdenum	4.60	3.701
Zinc	0.50	0.37682
Gold	350.00	314.82
Silver	5.00	4.615
Lead	0.24	0.21831

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

        For each of our existing production stage open-pit mines, mine engineers have calculated a life-of-mine stripping ratio, which represents our estimate of the total amount of waste to be incurred divided by the estimated total proven and probable reserve at each such mine. The mine stripping ratios are used to determine the amount of mine production costs to be charged against earnings. In periods when the actual ratio of waste to mineral ore extracted exceeds the life-of-mine stripping ratios, we capitalize production costs associated with mining operations in proportion to the excess waste mined. Such capitalized costs are included in net capitalized mine stripping, and are amortized using the units of production method. Copper resources contained in piles of leaching materials that have been extracted from the mines are not included in the determination of units of production amortization. Conversely, in periods when the actual ratio of waste to mineral ore mined is less than the life-of-mine stripping ratios, we reduce the net capitalized mine stripping asset proportionally with a charge of amortization expense.

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

        During 2003, 2002 and 2001, actual stripping ratios were higher than the life-of-mine stripping ratios for our mines, which resulted in the capitalization of mine costs associated with the additional waste mined. If we were to have expensed all production costs associated with its mining operations as incurred, net operating costs expenses would have increased by $8.3 million, $2.7 million and $27.8 million, for the years ended December 31, 2003, 2002 and 2001, respectively.

        Estimated life-of-mine stripping ratios for each of the Mexcobre Unit mines for the years ended December 31, 2003, 2002 and 2001, were as follows:

Estimated Life-of-Mine Stripping Ratio for Mexcobre Unit
2003	1.70
2002	1.60
2001	1.61

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

        Beginning in 2000, revenue from sales of copper concentrate is recorded in the month the product is delivered to customers based on prices as provided in the sales contracts. When the price is subject to adjustment for changes in market prices between the time of shipment to customers and the settlement date, since we have substantially completed our obligations under the sales contract and title has passed to the customer, revenue is recognized based on market prices prevailing at the shipment date, and the final price is determined within three months of shipment. Revenue with respect to these sales is adjusted in the period of settlement to reflect final pricing and in periods prior to settlement to reflect any decline in market prices that may occur between shipment and settlement. The cumulative effect of this change in accounting for revenue recognition at January 1, 2000, was not significant.

RESULTS OF OPERATIONS FOR 2003 AND 2002

        We reported an operating income of $39.5 million in 2003, compared to an operating income of $20.8 million in 2002. The increase was primarily due to higher prices for copper and molybdenum.

        We reported a net income of $75.3 million in 2003, compared to net income of $138.7 million in 2002. The decrease in net income was primarily due to foreign exchange related gain and deferred taxes in 2002.

Net Sales

        Net sales in 2003 were $434.2 million, 0.9% higher than net sales in 2002, which were $430.5 million. This increase was primarily due to higher prices for copper and molybdenum.

Cost of sales

        Cost of sales in 2003 was $346.5 million, 4.8% lower than in 2002, due primarily to a decrease in the amount of copper concentrates purchased and lower copper volume sales. In 2002, cost of sales was $363.9 million. Cost of sales as a percentage of net sales decreased from 84.5% in 2002 to 79.8% in 2003.

Administrative expenses

        Administrative expenses in 2003 were $10.7 million, 15.4% higher than in 2002, when they were $9.3 million. The main reason for this increase was the amount charged by Servicios de Apoyo Administrativos, S.A. de C.V., our affiliate provider of administrative services.

Depreciation and amortization

        Depreciation and amortization expense in 2003 was $37.5 million, 2.9% higher than in 2002. Depreciation and amortization expense in 2002 was $36.5 million.

Net financing cost

        Net financing cost resulted in income of $38.5 million in 2003, compared to an income of $55.1 million in 2002. The change from 2002 to 2003 was primarily due to recognition of $12.2 million of exchange gain in 2003, compared to an exchange income of $25.2 million in 2002.

Income taxes

        Our tax returns and those of our subsidiaries are consolidated and filed at the level of Minera México. Each year we and each of our subsidiaries pays Minera México the amount of tax, if any, each subsidiary or we would have paid had they or we filed a separate tax return. In the event Minera México reduces its consolidated tax liability through the use of tax loss carryforwards or other tax benefits with respect to us or any of our subsidiaries, Minera México is obligated to reimburse us or such subsidiary for such tax benefit at the time such benefit would otherwise have reduced the tax payable by us or such subsidiary. At December 31, 2003, we had tax loss carryforwards amounting to $116.3 million, all of which had been applied to reduce the income taxes of Minera México.

        Through 2001, the income tax rate was 35% with the obligation to pay this tax each year at a rate of 30% and the option of deferring payment of the remaining 5% until profits are distributed. The new tax law enacted January 1, 2002, eliminated the option to defer the 5% portion of the income tax payment and reduces the 35% tax rate by one percentage point each year until it reaches 32% in 2005. The deduction for employee statutory profit-sharing and the obligation to withhold taxes on dividends paid to individuals or foreign residents was also eliminated.

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

        Tax at the effective tax rate was $2.7 million in 2003, compared to $(62.8) million in 2002. The difference between the aggregate effective rate of income tax of 2003 and 2002 was primarily due to the decline in our tax loss carryforwards.

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

ITEM 8.    FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

        See our Consolidated Financial Statements at Annex F (as restated).

Legal Proceedings

Ejido

        In July 1991, the agricultural community of Pilares de Nacozari Ejido (the "Ejido") commenced an action ("the Amparo") in the first federal district court in Sonora, México against the Ministry of Agrarian Reform (the "Ministry"), alleging that the expropriation of approximately 1,500 hectares of land on which certain of our facilities are currently located, and adjacent to the land where the mine is located, was improper. We were not named as a defendant in the Amparo, although we were included as an interested third party due to our ownership of the land. We bought the land in question in 1976 from the Banco Nacional de Obras y Servicios Públicos, which had previously acquired it as a beneficiary of the expropriation by the Ministry in 1973.

        The claim alleged by the Ejido states that the Ministry failed to notify one of three legal representatives of the Ejido of the expropriation. In 1994, the Mexican District Court Judge of Hermosillo granted the Amparo, ruling the expropriation by the Ministry legally void. In 1997 the Judge issued a second ruling ordering the Ministry to return the land. As a result of the second ruling, we filed an ancillary action alleging the impossibility of returning the land.

        There has been no final resolution of this matter, but the Judge before whom this matter is presently docketed has twice issued a ruling stating that it is impossible to return the land as a means of restitution. A third and final ruling from the Judge of Hermosillo is expected soon. We believe that if the Ejido requests indemnity instead of a return of the land, our financial responsibility with respect to such compensation would not be material.

Coremi Royalties

        When we originally received mining concessions related to our "La Caridad" unit in 1970, we were forced to pay royalties to the Council of Mineral Resources ("Coremi"). When the Mining Law came into effect in 1992, however, we believed this obligation was abrogated. However Coremi, the Mexican Superintendent of Mining and the Mexican Secretary of Economy, have interpreted the Mining Law differently and, in 1995, litigation began. In August 2002, Coremi filed civilian actions with the Third Federal District Judge in Civil Matters, demanding royalties from us due since 1997. We denied Coremi's claims in October 2002. We believe that any such payment related to this matter would not be material to us.

La Caridad—Mining Concessions

        Since 1995, the Mexican Superintendent of Mining has requested proof from us that we satisfied our obligation to pay certain "discovery bonuses" allegedly due in connection with the grant of 13 mining concessions at La Caridad. If this proof is not provided, the Superintendent has threatened to cancel our concessions. We have challenged these demands by filing a writ before a superior administrative body, in which we state our "defenses" against the alleged claims and by filing an Amparo on May 2, 2003, with the Tenth District Federal Judge in Administrative Matters. We believe that our obligation to make the demanded payments was abrogated when the Mining Law came into effect in November 1992, that the Mexican Superintendent of Mining confuses "bonuses" with "royalties" and that any claims related thereto are without merit.

        We are involved in various other legal proceedings incidental to our operations, but we do not believe that decisions in any such proceedings would, individually or in the aggregate, have a material adverse effect on our financial position and results of operations.

ITEM 9.    THE OFFER AND LISTING

        The Notes are not traded on any organized market.

ITEM 10.    ADDITIONAL INFORMATION

        We have omitted this item because the securities for which there is a reporting obligation under Section 15(d) of the Exchange Act consist exclusively of guarantees of securities of Minera México, our parent company. See Explanatory Note.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

        Although all of our sales are priced and invoiced in U.S. dollars, a substantial portion of our cost of sales (approximately 51% in 2003) is denominated in pesos. Accordingly, when inflation in México increases without a corresponding devaluation of the peso, our operating income is negatively affected. Nevertheless, when inflation in México is lower than the devaluation of the peso, our operating income is positively affected. We have significant liabilities and assets denominated in U.S. dollars thereby exposing us to foreign exchange losses when the peso declines in value against the U.S. dollar.

Commodity Price Risk

        Our exposure to commodity price fluctuations relates primarily to copper, as well as other industrial and precious metals we produce. Our selling prices depend principally upon market prices for metals, especially copper and, to a lesser extent, silver. Such prices can fluctuate widely and are beyond our control. Since the metals produced by us can generally be sold at prevailing market prices, our results of operations are highly sensitive to such prices. See Item 4. "Information on the Company—Metals Prices."

        From time to time we have entered into hedging transactions to provide partial protection against future decreases in the market price of metals, and we may do so when we believe the market presents the right conditions. Our policy is to enter into over-the-counter transactions with major international participants in the commodities options and futures markets. Hedging transactions may take the form of put options that effectively establish a minimum price for our sale of a specified volume of a metal, or they may take the form of swaps, forward sales or futures contracts that fix the price for a specified volume of a metal. We may also enter into combinations of transactions, with a view to establishing minimum prices for our metals products while preserving possible benefits to us if market prices increase. Our senior management committee, currently consisting of the Executive President, the President of Finance and Administration and the manager of risk management, generally makes decisions on each transaction and on hedging policy centrally to ensure that the risks and benefits have been appropriately evaluated.

        Depending upon market conditions, we may utilize swap contracts to hedge against adverse movements in the price of metals we produce. For example, swap contracts are sometimes used to fix the selling price of copper when we enter into a supply contract.

        As of December 31, 2001, we did not hold any derivative commodity instruments.

        The table below provides information about our inventory of metals that are sensitive to changes in commodity prices and presents the fair value based on spot prices as of December 31, 2003:

Inventory of Metals	(Tons)	Fair Value (Millions of US Dollars as of December 31, 2003)
Copper	28,339	$65.2
Silver	2.5	0.5
Gold	0.051	0.7

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        We have omitted this item because the securities for which there is a reporting obligation under Section 15(d) of the Exchange Act consist exclusively of guarantees of securities of Minera México, our parent company. See Explanatory Note.

ITEM 15.    CONTROLS AND PROCEDURES

        (a)    As of the end of the period covered by this annual report, we carried out an evaluation under the supervision and with the participation of our management, including our (i) President and General Director and (ii) Finance Director, of the effectiveness of our disclosure controls and procedures. Based upon and as of the date of our evaluation, our (i) President and General Director and (ii) Finance Director concluded that our disclosure controls and procedures were effective to ensure that material information relating to us and our consolidated subsidiaries as required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required; and

        (b)    There have been no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.    [RESERVED]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        At this time, the Mexcobre Unit does not have an audit committee. The board of directors of the Mexcobre Unit has determined that it does not have a financial expert meeting the requirements of Item 16A.

ITEM 16B.    CODE OF ETHICS

        The Mexcobre Unit is not required to adopt a code of ethics, but is required to disclose whether or not it has done so, and if not, the reasons therefor. The Mexcobre Unit has not yet adopted a code of ethics, pursuant to the Sarbanes-Oxley Act, applicable to its principal executive officer, principal financial officer, or principal accounting officer, because Mexican law does not require Mexican companies to adopt a code of ethics.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The aggregate fees billed by PricewaterhouseCoopers S.C. ("PwC"), the Mexcobre Unit's independent auditor, for professional services in 2003 and to Galaz, Yamazaki, Ruiz Urqiza, S.C. ("Galaz") in 2002 were as follows:

	2003	2002
	(in thousands of dollars)
Audit fees(1)	274.7	20.6
Tax fees(2)	91.5

Total	274.7	112.1

(1)
Audit fees include fees associated with the annual audit of the Mexcobre Unit's consolidated financial statements. Audit fees also include fees associated with various audit requirements of the Mexcobre Unit and for reviews of registration statements.

(2)
Tax fees include fees principally incurred for assistance with tax planning and compliance matters.

        The Board will pre-approve all audit services and all permissible non-audit services (including the fees and terms thereof) to be performed for the Mexcobre Unit by its independent auditors. From time to time, the Board may delegate its authority to pre-approve non-audit services to one or more Board members. Any such approvals shall be reported to the full Board at the next meeting.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

        Our Consolidated Financial Statements (as restated) are included in this Annual Report beginning at page 1 of Annex F and include:

        Reports of Independent Registered Accounting Firms

        Consolidated Balance Sheets as of December 31, 2003 and 2002

        Consolidated Statements of Income (Loss) for the years ended December 31, 2003, 2002 and 2001

        Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2003, 2002 and 2001

        Consolidated Statements of Changes in Financial Position for the years ended December 31, 2003, 2002 and 2001

        Notes to Consolidated Financial Statements

ITEM 19.    EXHIBITS

Exhibit Number	Document
12.1	Certification of the President and General Director of the registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Finance Director of the registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the President and General Director of the registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Finance Director of the registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MEXICANA DE COBRE, S.A. DE C.V.
	By:	/s/ XAVIER GARCÍA DE QUEVEDO TOPETE Name: Xavier García de Quevedo Topete Title: President and General Director
	By:	/s/ HÉCTOR NIETO CASTILLA Name: Héctor Nieto Castilla Title: Finance Director
Dated: July 14, 2004

ANNEX F

FINANCIAL STATEMENTS OF MEXICANA DE COBRE, S.A. DE C.V. (AS RESTATED)

MEXICANA DE COBRE, S. A. DE C. V. AND SUBSIDIARIES
(Subsidiary of Minera México, S. A. de C. V.)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

MEXICANA DE COBRE, S. A. DE C. V. AND SUBSIDIARIES
(Subsidiary of Minera México, S. A. de C. V.)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

INDEX

Contents	Page
Reports of Independent Registered Public Accounting Firms	F-1 and F-2
Consolidated Financial Statements:
Balance Sheets	F-3
Statements of Operations	F-4
Statements of Changes in Stockholders' Equity	F-5
Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7 to F-22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

Mexico City, April 16, 2004, except as to Note 17 for which the date is July 2, 2004

To the Board of Directors and Stockholders of
Mexicana de Cobre, S. A. de C. V.

        We have audited the accompanying consolidated balance sheets of Mexicana de Cobre, S. A. de C. V. and Subsidiaries ("the Company") as of December 31, 2003, and the related consolidated statements of income, of changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mexicana de Cobre, S. A. de C. V. and Subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/  PRICEWATERHOUSECOOPERS

Ruben Rivera R.
Mexico City, Mexico

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Mexicana de Cobre, S. A. de C. V.:

        We have audited the accompanying consolidated balance sheet of Mexicana de Cobre, S. A. de C. V. (a Mexican corporation) and subsidiaries (the "Company") as of December 31, 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 17, the reconciliation to U.S. GAAP of stockholders' equity as of December 31, 2002 and net income (loss) for the years ended December 31, 2002 and 2001 previously reported in the consolidated financial statements of the Company has been restated.

/s/  GALAZ, YAMAZAKI, RUIZ URQUIZA, S. C.
A member firm of Deloitte Touche Tohmatsu

C.P.C. Jorge I. Peralta lvarez
Mexico City, Mexico
July 2, 2004

MEXICANA DE COBRE, S. A. DE C. V. AND SUBSIDIARIES
(Subsidiary of Minera México, S. A. de C. V.)

CONSOLIDATED BALANCE SHEETS

(US$ in thousands)

	December 31,
	2003	2002
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 4)	$14,979	$5,036
Cash retained in collateral accounts		23,465
Trade receivables—Net of allowance for doubtful accounts of $3,020 in 2003 and $1,520 in 2002	26,021	27,838
Recoverable taxes	8,969	18,610
Due from affiliated companies (Note 12)	208,540	443,019
Other	4,733	5,506
Inventories—Net (Note 5)	90,838	101,803

Total current assets	354,080	625,277
PROPERTY, PLANT AND EQUIPMENT—Net (Note 6)	1,117,929	1,149,706
Due from affiliates—Minera México, S. A. de C. V. (Note 12)	505,818	170,982
Due from affiliates—Grupo México, S. A. de C. V.	6,906	13,668
OTHER ASSETS—Net (Note 7)	23,535	23,536

	$2,008,268	$1,983,169

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 8)	$1,257
Trade accounts payable	22,460	$39,432
Accrued interest
Accrued salaries and wages
Other accrued liabilities	22,618	29,520
Due to affiliated companies (Note 12)	11,929	22,074
Income asset taxes payable and employees' statutory profit sharing	38	82
Deferred income taxes and employees' statutory profit sharing (Note 13)	32,760	30,143

Total current liabilities	91,062	121,251
Long-term debt (Note 8)	18,743	20,000
Labor liabilities (Note 9)	2,490	2,490
Deferred income taxes and employees' statutory profit sharing (Note 13)	95,945	114,538

Total liabilities	208,240	258,279

CONTINGENCIES AND COMMITMENTS (Note 15)
MINORITY INTEREST	(21)	(20)

STOCKHOLDERS' EQUITY (Note 10):
Common stock (1,043,271,843 shares authorized and outstanding at December 31, 2003 and 2002)	534,829	534,829
Additional paid-in capital	525,940	525,940
Accumulated other comprehensive loss	(387)	(261)
Retained earnings	739,667	664,402

Total stockholders' equity	1,800,049	1,724,910

	$2,008,268	$1,983,169

The accompanying notes are an integral part of these consolidated financial statements.

MEXICANA DE COBRE, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(US$ in thousands, except per share data)

	Year ended December 31,
	2003	2002	2001
Net sales	$434,196	$430,494	$560,252
Costs and operating expenses:
Cost of sales (exclusive of depreciation, amortization shown below)	346,456	363,922	465,378
Administrative expenses	10,740	9,311	9,465
Depreciation and amortization	37,539	36,468	37,060

Income from operations	39,461	20,793	48,349

Interest expense	2,594	282	1,901
Interest income	(30,999)	(28,962)	(37,377)
Remeasurement (gain) loss—Net	(12,181)	(25,185)	10,800
Realized loss on hedging activities			6,354
Other—Net	2,109	(1,247)	(1,244)

	(38,477)	(55,112)	(19,566)

Income before income taxes and minority interest	77,938	75,905	67,915
Provision (benefit) for income taxes	2,672	(62,777)	37,518
Minority interest	1	22

Consolidated net income	$75,265	$138,704	$30,397

Income per share	$0.072	$0.133	$0.029

Weighted average number of shares outstanding	1,043,271,843	1,043,271,843	1,043,271,843

The accompanying notes are an integral part of these consolidated financial statements.

MEXICANA DE COBRE, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(US$ in thousands)

	Outstanding shares	Common stock	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total stockholders' equity
Balances at December 31, 2000	1,043,271,843	$534,829	$525,940		$495,301	$1,556,070
Comprehensive result:
Net income for the year					30,397	30,397

Balances at December 31, 2001	1,043,271,843	534,829	525,940		525,698	1,586,467
Comprehensive result:
Net income for the year					138,704	138,704
Additional liability for employee benefit obligations				$(261)		(261)

Total comprehensive result						138,443

Balances at December 31, 2002	1,043,271,843	534,829	525,940	(261)	664,402	1,724,910
Comprehensive result:
Net income for the year					75,265	75,265
Additional liability for employee benefit obligations				(126)		(126)

Total comprehensive result						75,139

Balances at December 31, 2003	1,043,271,843	$534,829	$525,940	$(387)	$739,667	$1,800,049

The accompanying notes are an integral part of these consolidated financial statements.

MEXICANA DE COBRE, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$ in thousands)

	Year ended December 31,
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	$75,265	$138,704	$30,397
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation, amortization and depletion	37,539	36,468	37,060
Net loss (gain) on sale of property and equipment	1,005	1,242	6,460
Amortization of deferred charges	2,815	4,932	1,870
Deferred income taxes	(4,254)	(62,777)	37,518
Deferred employees' profit sharing	268	5,402	(3,388)
Employee benefit liabilities	189	506	596
Remeasurement (gain) loss	(12,181)	(25,270)	10,800
Allowance for doubtful accounts	1,502	952
Allowance for obsolescence of materials	97	955	16
CHANGES IN OPERATING ASSETS AND LIABILITIES:
Trade receivables	315	(2,744)	(4,323)
Other accounts receivable	11,197	(9,995)	(147,013)
Inventories	9,528	11,710	27,949
Other assets	(2,435)	(4,084)	(2,508)
Accounts payable and accrued liabilities	(126,480)	(81,149)	33,866

Net cash (used in) provided by operating activities	(5,901)	14,852	29,300

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(8,332)	(2,688)	(27,828)
Proceeds from the sale of fixed assets	380	81	146

Net cash used in investing activities	(7,952)	(2,607)	(27,682)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash restricted as collateral accounts	23,465	(19,276)	(4,189)

Net cash used in financing activities	23,465	(19,276)	(4,189)

Effect of exchange rate changes on cash and cash equivalents	331	9,217	(2,245)

Increase (decrease) in cash and cash equivalents	9,943	2,186	(4,816)
Cash and cash equivalents at beginning of the year	5,036	2,850	7,666

Cash and cash equivalents at end of the year	$14,979	$5,036	$2,850

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$1,901	$282	$2,594

Income taxes	$7,197	$—	$—

Supplemental schedule of non-cash investing and financing activities:
Additional liability for employee benefit obligations	$248	$323	$—

The accompanying notes are an integral part of these consolidated financial statements.

MEXICANA DE COBRE, S. A. DE C. V. AND SUBSIDIARIES
(Subsidiary of Minera México, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

(US$ in thousands)

NOTE 1—DESCRIPTION OF BUSINESS AND SIGNIFICANT EVENTS:

        The operating companies that comprise Mexicana de Cobre, S. A. de C. V. (Mexcobre) and subsidiaries (collectively, Company) are in the metallurgical mining industry. They engage in the exploration, mining and processing of metallic and nonmetallic minerals and the refinement of copper, gold and silver. The majority of the Company's sales market is in the United States and Mexico. The Company is a 98.91%-owned indirect subsidiary of Grupo México, S. A. de C. V. (GMEXICO) through its holding company Minera México, S. A. de C. V. (MM) (formerly Grupo Minero México, S. A. de C. V.).

NOTE 2—BASIS OF PRESENTATION:

a.    Consolidation of financial statements—

        The consolidated financial statements as of December 31, 2003 and 2002 include the financial statements of Mexcobre and those of its subsidiaries that consolidate the financial statements of their subsidiaries:

Company	Ownership percentage as of December 31, 2003 (%)
Compañía Hotelera la Caridad, S. A. de C. V.	50.90
Minera Pilares, S. A. de C. V.	51.20

        The consolidated financial statements include the accounts of the Company and its subsidiaries, all under the same management. All significant intercompany balances and transactions have been eliminated in consolidation.

        Mexcobre is a majority-owned indirect subsidiary of MM.

b.    Foreign exchange effect and basis of presentation and remeasurement into U.S. dollars—

        The Company's functional currency is the U.S. dollar. Mexcobre maintains its books in Mexican pesos. Foreign currency assets and liabilities are remeasured into U.S. dollars at current exchange rates except for inventory, property, plant and equipment and other assets which are remeasured at historical exchange rates. Revenues and expenses are generally translated at average exchange rates in effect during the period, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates. The most significant difference between Mexican GAAP and U.S. GAAP, as they relate to the Company, is that Mexican GAAP recognizes the comprehensive effects of inflation on financial statements. The accompanying financial statements have been remeasured from Mexican pesos into U.S. dollars by applying the procedures specified in Statement of Financial Accounting Standards ("SFAS") No. 52 "Foreign Currency Translation".

        Relevant exchange rates used in the preparation of the financial statements were as follows (Mexican pesos per one U.S. dollar):

	2003		2002		2001
Exchange rate at December 31	Ps	11.2360	Ps	10.3125	Ps	9.1692
Weighted average exchange rate for the year ended	Ps	10.7869	Ps	9.6589	Ps	9.3387

c.    Reclassifications—

        Certain amounts in the financial statements as of and for the years ended December 31, 2002 and 2001 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2003.

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

        The significant accounting policies of the Company are summarized as follows:

a.    Cash and cash equivalents—

        Cash and cash equivalents are primarily short-term investment funds, variable income securities and bank deposits with original maturities of three months or less and are valued at market.

b.    Inventories—

        Metal inventories are stated at the lower of average cost or market value. Costs incurred in the production of metal inventories exclude general and administrative costs.

        Materials and supplies are stated at the lower of average cost or market value. Supplies are valued at average cost less an allowance for obsolescence.

        Work-in-process inventories represent materials that are in the process of being converted into a saleable product. Conversion processes vary depending on the nature of the copper ore and the specific mining operation. For sulfide ores, processing includes milling and concentrating and the results from the production of copper and molybdenum concentrates. Molybdenum in-process inventory includes the cost of molybdenum concentrates and the costs incurred to convert those concentrates into various high-purity molybdenum chemicals or metallurgical products.

        Finished goods include saleable products (e.g., copper concentrates, copper anodes, copper cathodes, copper rod, high-purity molybdenum chemicals and other metallurgical products).

c.    Impairment of long-lived assets—

        Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are determined to be impaired when the estimated future undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset. The Company measures an impairment loss as the difference between the carrying value of the asset and its fair value. No impairment charges were recorded during the years ended December 31, 2003, 2002 and 2001.

d.    Property, plant and equipment—

        Property, plant and equipment are carried at cost. Additions, improvements and expenditures for repairs and maintenance that significantly add to the productive capacity or life of an asset are capitalized; other expenditures for repairs and maintenance are expensed as incurred.

        The principal depreciation method used for mining, smelting and refining operations is the straight-line method applied on a group basis.

        Upon disposal of assets depreciated on a group basis, cost less salvage is charged to accumulated depreciation.

        Values for mining properties represent mainly acquisition costs. Depletion of mines is computed on the basis of an overall unit rate applied to the pounds of principal products sold from mine production.

        Mine exploration costs to maintain production of operating mines are charged to operations as incurred. Mine development expenditures at new mines, and major development expenditures at operating mines outside existing pit limits that are expected to benefit future production beyond a minimum of one year, are capitalized and amortized using the straight-line method.

e.    Other assets—

  •
  Stripping costs—Stripping costs are costs associated with the removal of waste materials after production has commenced. Over the life of the mine, stripping costs are deferred in periods when the actual ratio of waste materials to mineral ore extracted is above the life-of-mine stripping ratio, which represents the Company's estimate of the total amount of waste to be stripped divided by the estimated total proven and probable reserves. In periods when the actual mine stripping ratio is below the life-of-mine stripping ratio, the Company reduces the net capitalized mine stripping asset proportionally with a charge to amortization expense. In addition, deferred mine stripping costs are amortized using the units of production method based on proven and probable ore reserves. Copper resources contained in piles of leachable materials that have been extracted from the mines are not included in the determination of units of production amortization.

        The Company's policy results in the smoothing of stripping costs over the life of the mine and, in the opinion of the Company, better facilitates the matching of mine production costs over the life of the mine with the related revenues.

  •
  Mine development costs—Exploration costs incurred before operation of a site begins are expensed as incurred, except for expenditures on specific properties where proven and probable mineral resources have been confirmed, in which case the expenditures are capitalized as mine development costs. Capitalized mine development costs are amortized on a straight-line basis over the estimated useful lives of the corresponding proven metal reserves.

  •
  Other assets—Other assets are comprised mainly of licenses, expenses related to the development of software for internal use, and debt issuance costs. Debt issuance costs are amortized using the interest method over the term of the related debt. Expenses related to the development of software for internal use are amortized on a straight-line basis over the estimated life of the asset.

f.    Environmental remediation costs—

        In accordance with Statement of Position 96-1 (SOP 96-1) "Environmental Remediation Liabilities", the Company accrues the costs associated with environmental remediation obligations when such costs are probable and determinable and generally not later than upon completion of the remediation feasibility study. Such accruals are adjusted as new information develops or circumstances change and recorded at gross amount net of estimated land. Recoveries of environmental remediation costs from other parties are recorded as assets when the recovery is deemed probable.

g.    Comprehensive result—

        Comprehensive result is defined as the change in equity of a business enterprise during a period arising from transactions and other events and circumstances involving non-owner sources. For the years ended December 31, 2003, 2002 and 2001, comprehensive result was composed of net income (loss) and the change in the additional minimum pension liability.

h.    Employee benefit obligations—

        The Company records the liabilities for seniority premiums, pensions and retirement payments similar to pensions as accrued, using actuarial calculations based on the projected unit credit method and real interest rates. Accordingly, the liability is being accrued which at present value will cover the obligation for benefits projected to the estimated retirement date of the Company's employees. Indemnity payments are charged to results in the period in which they become payable.

        When there is a significant reduction in personnel due to the restructuring of the labor force or the closing of a plant, the corresponding indemnity costs, net of the corresponding reduction in the projected benefit obligation and the related items to be amortized, are charged to income.

i.    Income tax, asset tax and employees' statutory profit sharing—

        The Company recognizes deferred income tax and employees' statutory profit sharing assets and liabilities for the future tax consequences of all temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax or employees' statutory profit sharing bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. Deferred income tax and employees' statutory profit sharing assets are reduced by a valuation allowance for those estimates amounts, which in the opinion of management, will more likely than not will not be realized.

j.    Foreign currency balances and transactions—

        Monetary assets and liabilities denominated in foreign currency are translated into U.S. dollars at the applicable exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average rates in effect for the period. Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Exchange fluctuations are recorded in income in the consolidated statements of operations.

k.    Revenue recognition—

        The Company sells its products pursuant to sales contracts entered into with its customers. Revenue for all the Company's products is recognized when title and risk of loss pass to the customer and when collectibility is reasonably assured. The passing of title and risk of loss to the customer is based on terms of the sales contract, generally upon shipment of product. Product pricing is based upon quoted commodity prices plus applicable premiums or prevailing market prices.

        Certain of our sales agreements provide for provisional pricing based on either the New York Commodity Exchange or the London Metal Exchange (as specified in the contract) when shipped. At December 31, 2003, the difference between the spot rate at that date and the provisional price for outstanding contracts was not significant.

        Amounts billed to customers for shipping and handling are classified as net sales. Amounts incurred for shipping and handling are included in cost of sales.

l.    Income per share—

        Basic income per share is calculated by dividing consolidated net income by the weighted average number of common shares outstanding during the year.

m.    Hedging activities—

        Derivative instruments may be used to manage exposure to market risk from changes in commodity prices (metal and energy products), interest rates or the value of the Company's assets and liabilities. Derivative financial instruments are recognized as either assets or liabilities in the balance sheet. To qualify for hedge accounting, derivative instruments must be designated as a hedge in writing at acquisition or inception of the hedge. In addition, such instruments must be periodically evaluated and deemed to be "highly effective" at reducing the risk associated with the exposure being hedged. Any ineffectiveness of the hedge is reported in current earnings. Unrealized gains or losses of derivative financial instruments that fail to qualify for hedge accounting are recognized in earnings.

        The Company does not maintain or issue financial instruments for speculative purposes. Generally, the Company's derivative instruments are not designated in hedging relationships for accounting purposes. Decisions with respect to each transaction and to the overall hedging policies are made by an Executive Risk Committee. The objective of the committee, which is currently comprised of the Chairman of the Board of Directors, the Chief Financial Officer and the Assistant Director of Risk Management, is to ensure that the risks and benefits have been appropriately assessed.

        The Company enters into swap and option transactions or a combination of both to reduce or eliminate the risk of purchase or sales price fluctuations. For instance, for the purpose of reducing the risk of fluctuations in metal prices, the Company may purchase put options or create synthetic put options to reduce or eliminate the risk of metal price declines below the option strike price on a portion of its anticipated future sales.

        The Company did not enter into transactions with derivative financial instruments during 2003, 2002 or 2001.

n.    Concentration of credit risk—

        Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of accounts receivable. Management believes this risk is minimal as the Company routinely performs credit evaluations on its customers.

        The Company is exposed to credit loss in cases where the financial institutions with which it has entered into derivative transactions (commodity, foreign exchange and currency/interest rate swaps) are unable to pay when they owe funds as a result of protection agreements with them. To minimize the risk of such losses, the Company only uses highly rated financial institutions that meet certain requirements. The Company also periodically reviews the creditworthiness of these institutions to ensure that they are maintaining their ratings. The Company does not anticipate that any of the financial institutions will default on their obligations.

        The Company's three largest customers accounted for 14%, 13% and 10% of total sales in 2003, 37%, 14% and 6% of total sales in 2002 and 45%, 7% and 7% of total sales in 2001, respectively.

        The table below represents the rollforward of the allowance for doubtful accounts:

	Balance at beginning of period	Additions	Deductions	Balance at end of period
Year ended December 31, 2001	$568	$—	$—	$568

Year ended December 31, 2002	$568	$952	$—	$1,520

Year ended December 31, 2003	$1,520	$1,502	$(2)	$3,020

o.    Estimates—

        The accounting policies followed by the Company require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management's best knowledge of current circumstances, actual results may differ.

p.    Impact of New Accounting Standards—

        Effective January 1, 2003, the Company adopted SFAS No. 143 "Accounting for Asset Retirement Obligations". This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The liability is measured at fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying value of the related long-lived assets and depreciated over the asset's useful life. The adoption of SFAS No. 143 did not have a material effect on the Company's financial statements. The Company did not have any significant legal obligations for asset retirements as of December 31, 2003 and 2002. In addition, the Company has instituted extensive environmental conservation programs at its mining facilities. Company's environmental programs and other regulations applicable to concessions and properties include water recovery systems to conserve water and minimize contamination of nearby streams, revegetation programs to stabilize the surfaces of the tailings dams and the implementation of scrubbing technology in the mines to reduce dust emissions. Company's management does not believe that continued compliance with the Environmental Law or Mexican state environmental laws will have a material adverse effect on its business, properties, results of operations or financial condition.

        Effective January 1, 2003, the Company implemented SFAS No. 145 "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections", under which gains and losses from extinguishment of debt are classified as extraordinary items only if they meet criteria outlined in Accounting Principles Statement No. 30. There were no effects on the Company's financial statements as a result of the implementation of SFAS No. 145.

        Effective January 1, 2003, the Company adopted SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employees' Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The adoption of SFAS No. 146 did not have a material effect on the Company's financial statements.

        Effective January 1, 2003, the Company adopted FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, the Company must disclose and may be required to recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirement of FIN 45 is effective for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the Company's financial statements.

        Effective January 1, 2003, the Company adopted SFAS No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure". SFAS No. 148 does not alter the provisions of SFAS No. 123, nor does it require stock-based compensation to be measured under the fair-value approach under SFAS No. 123. The Company uses the disclosure only provisions of SFAS No. 123. The adoption of SFAS No. 148 did not have a material effect on the Company's financial statements.

        In January 2003, the FASB issued FASB interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46"). In December 2003, FIN 46 was replaced by FASB Interpretation No. 46 (revised December 2003) "Consolidation of Variable Interest Entities" ("FIN 46(R)") FIN 46(R) clarifies the application of Accounting Research Statement No. 51 "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46(R) requires an enterprise to consolidate a variable interest entity if that enterprise will absorb a majority of the entity's expected losses, is entitled to receive a majority of the entity's expected residual returns or both. For investments in variable interest entities formed after December 31, 2003, the Company will be required to apply FIN 46(R) as of January 1, 2004. For investments in variable interest entities formed on or before December 31, 2003, the Company will be required to apply FIN 46(R) in the first annual period beginning after December 15, 2004. The Company does not expect the adoption of FIN 46(R) to have a material impact on its financial statements.

        In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company adopted the provisions of SFAS No. 149 in 2003, which did not have a material effect on the Company's financial statements.

        In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This statement establishes standards of how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective July 1, 2003. The Company adopted the provisions of SFAS No. 150 in 2003, which did not have a material effect on the Company's financial statements.

NOTE 4—CASH AND CASH EQUIVALENTS:

	December 31,
	2003	2002
Cash	$4,868	$4,915
Cash equivalents	10,111	121

	$14,979	$5,036

NOTE 5—INVENTORIES:

	December 31,
	2003	2002
Materials and supplies	$48,703	$55,465
Finished goods metals	42,600	48,086
Work-in-process	906
Merchandise in transit	474

	92,683	103,551
Allowance for obsolescence	(1,845)	(1,748)

	$90,838	$101,803

        The table below represents the rollforward of the allowance for obsolescence:

	Balance at beginning of period	Additions	Deductions	Balance at end of period
Year ended December 31, 2001	$827	$16	$(47)	$796

Year ended December 31, 2002	$796	$955	$(3)	$1,748

Year ended December 31, 2003	$1,748	$97	$—	$1,845

NOTE 6—PROPERTY, PLANT AND EQUIPMENT:

	December 31,
	2003	2002
Land	$804	$629
Mine development	1,087	2,738
Building and leasehold improvements	439,933	502,192
Automobiles and tracks	16,636	16,922
Mobile equipment	186,347	151,958
Processing equipment	1,023,915	985,215

	1,668,722	1,659,654
Accumulated depreciation	(565,544)	(526,462)

	1,103,178	1,133,192
Construction-in-progress	14,751	16,514

	$1,117,929	$1,149,706

        The average annual depreciation and amortization rates are as follows:

	December 31,
	2003	2002
Buildings and improvements	2.88%	2.74%
Automobiles and trucks	6.77%	5.64%
Mobile equipment	5.81%	4.59%
Processing equipment	3.94%	3.63%

NOTE 7—OTHER ASSETS:

	December 31,
	2003	2002
Stripping costs—Net of accumulated amortization of $3,516 in 2003 and $1,951 in 2002	$21,319	$20,133

Intangible asset arising from employee benefits	50	190
Investment in shares of associated and other unconsolidated companies	1,648	1,648
Other	1,021	2,967

	2,719	4,805
Accumulated amortization	(503)	(1,402)

	2,216	3,403

	$23,535	$23,536

        The Company's estimated annual amortization over each of the next five years is $1,218.

        The Company spent $1,200 in 2001, $1,300 in 2002 and $774 in 2003 on exploration programs, which were recognized as operating expenses in those years.

NOTE 8—LONG-TERM DEBT:

        In 2002, a lawsuit was filed against Mexcobre by Siemens Financial Services GMBH, a U.S. entity, and West LB AG, a U.S. bank, for noncompliance of payments related to the purchase of an electrolitic cathode for $20 million. A restructuring agreement was subsequently reached and this amount included in long-term debt of MM which maturity will be 2007 with an interest rate of LIBOR+3.75%.

NOTE 9—EMPLOYEE BENEFIT OBLIGATIONS:

        The liabilities from seniority premiums payable at retirement are recorded based on external actuarial calculations using the projected unit credit method.

        The seniority premium liability under SFAS No. 87 "Employers' Accounting for Pensions", is as follows:

	Pension benefits December 31,
	2003	2002
Actuarial present value of benefit obligation:
Vested benefit obligation	$1,753	$1,785
Non-vested benefit obligation	319	318

Accumulated benefit obligation	2,072	2,103
Excess of projected benefit obligation over accumulated benefit obligation	512	504

Projected benefit obligation	2,584	2,607
Unrecognized net actuarial loss	(342)	(440)
Additional minimum liability	248	323

Net pension liability	$2,490	$2,490

        Additional disclosures required by SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits", an Amendment to FASB Statements No. 87, 88 and 106, are as follows:

	December 31,
	2003	2002
Change in benefit obligation:
Projected benefit obligation at beginning of year	$2,607	$(2,942)
Service cost	197	(240)
Interest cost	167	(231)
Actuarial (loss) gain—Net	29	509
Benefits paid	(202)	220
Settlements		77
Inflation adjustment	(214)

Projected benefit obligation at end of year	$2,584	$2,607

        The assumptions used to determine the pension obligation and seniority premiums as of year-end and net costs in the ensuring year were:

Weighted-average assumptions

	2003	2002	2001
Weighted average discount rate	10%	10%	13%
Expected long-term rate of return on plan assets	12%	12%	15%
Rate of increase in future compensation level	6%	6%	10%

Components of net periodic benefit cost

        The components of net periodic pension and seniority premium plan cost as of December 31, consist of the following:

	2003	2002	2001
Service cost	$197	$240	$250
Interest cost	167	231	295
Expected return on plan assets
Amortization of transition assets—Net
Recognized net actuarial loss	17	35	51

Total net periodic benefit cost	$381	$506	$596

NOTE 10—STOCKHOLDERS' EQUITY:

        At December 31, 2003, the Company's capital stock amounted to $534,829, represented by 1,043,271,843 shares, of which 903,667,499 Class I shares, Series A correspond to the fixed portion.

        Dividends paid are not subject to income tax if paid from the Net Tax Profit Account (CUFIN). Any excess over this account is subject to a tax equivalent to 49.25% and 47.06%, depending on whether paid in 2004 and 2005, respectively. The tax is payable by the Company and may be credited against its income tax in the same year or the following two years. Dividends paid are not subject to tax withholding. In the event of a capital reduction, any excess of stockholders' equity over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, is accorded the same tax treatment as dividends.

NOTE 11—SEGMENT INFORMATION:

        Based on the information reviewed by the Company's executive committee, the Company has concluded that its operations are within one reportable segment. Accordingly, only the financial information with respect to the principal business of producing copper has been presented.

        The prices of almost all of the Company's products are determined by international market quotations in U.S. dollars. The Company made direct sales in the following countries:

	Year ended December 31,
	2003	2002	2001
United States	$155,870	$185,629	$331,983
Germany	3,644
China	5,342
Mexico	266,165	238,770	213,324

Total previous countries	431,021	424,399	545,307
Other countries	3,175	6,095	14,945

Total worldwide	$434,196	$430,494	$560,252

NOTE 12—BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

        a.     Balances receivable and payable with affiliated companies and related parties are shown below:

	December 31,
	2003	2002
Accounts receivable:
Minera México, S. A. de C. V. (Note 1)	$101,606	$327,373
Mexicana de Cananea, S. A. de C. V.	54,377	41,571
Industrial Minera México, S. A. de C. V.	23,853	41,707
Minera Mexico International, Inc.	25,801	32,337
Other	2,903	31

	$208,540	$443,019

	December 31,
	2003	2002
Accounts payable:
Asarco, Inc.	$6,479	$9,243
Ferrocarril Mexicano, S. A. de C. V.	1,179	6,122
Minerales Metálicos del Norte, S. A.		3,577
México Transportes Aéreos, S. A. de C. V.	235	2,384
Servicios de Apoyo Administrativo, S. A. de C. V.	517	716
Western Copper Supplies, Inc.	156	32
Southern Peru Copper Corporation	3,363

	$11,929	$22,074

        b.     The main transactions carried out with affiliated companies and related parties were as follows:

	Year ended December 31,
	2003	2002	2001
Revenues:
Sales	$71,993	$161,416	$251,891

Interest	$30,803	$29,038	$37,655

Other services	$3,422	$1,253	$7,832

Expenses:
Purchases	$129,870	$181,910	$151,104

Transportation services	$8,623	$8,454	$13,552

Other services	$8,109	$9,499	$14,917

Purchase of fixed assets			$2,194

        The Company lends to and borrows among our affiliates from time to time to fund acquisitions and for other corporate purposes. These financing transactions bear interest at market rates.

NOTE 13—INCOME TAX, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING:

        In accordance with Mexican tax law, the Company is subject to asset tax and income tax, which take into consideration the taxable and deductible effects of inflation. Through December 31, 2001, the Mexican income tax rate was 35%, with the obligation to pay 30% currently and the option of deferring the remaining 5% until profits are eventually distributed. The new tax law enacted January 1, 2002, eliminated the option to defer the portion of the income tax payment and reduces the 35% income tax rate by one percentage point each year until it reaches 32% in 2005. The deduction of the employees' statutory profit sharing amount and the obligation to withhold taxes on dividends paid to individuals and foreign residents was also eliminated.

        Asset tax is calculated by applying 1.8% to the Company's asset position, as defined in the law, and is payable only to the extent that it exceeds the income tax payable for the same period. If in any year asset tax exceeds the income tax payable, the asset tax payment for such excess may be reduced by the amount by which the income tax exceeded asset tax in the three preceding years and any required payment of asset tax is creditable against the excess of the income tax over asset tax of the following 10 years.

        a.     Taxable income—The principal items which affect the determination of taxable income of Mexican companies are the differences between purchases and cost of sales, recognition of the effects of inflation on depreciation and on monetary assets and liabilities through the inflationary component, which differ for book and tax purposes.

        MM and its subsidiaries obtained authorization to file a consolidated income and asset tax return. Thus, the Company prepares a consolidated income tax return, including all of its subsidiaries. Additionally, the Company's subsidiaries file individual income tax returns. The Mexican Income Tax Law limits the tax consolidation to 60% of the parent's equity interest.

        The Company calculates employees' statutory profit sharing using the guidelines established in the Income Tax Law. The provision for employees' statutory profit sharing is included in cost of sales.

        b.     The components of the provision for income tax, deferred income tax and asset tax are summarized below:

	Year ended December 31,
	2003	2002	2001
Current:
Asset tax	$7,197

Deferred:
Income tax	(4,525)	$(62,777)	$37,518

	$2,672	$(62,777)	$37,518

        The employees' statutory profit sharing expense was as follows:

	Year ended December 31,
	2003	2002	2001
Deferred	$268	$5,402	$(3,388)

        Income tax expense for the years ended December 31, 2003, 2002 and 2001 differs from the Mexican Statutory income tax rate as follows:

	2003	2002	2001
Income (loss) before income taxes and minority interest	$26,499	$26,567	$23,770
Increase (decrease) due to:
Inflationary tax component—Net	(8,723)	(11,079)	(6,695)
Non-deductible items	2,872	4,040	1,793
Other income	(131)	(581)	(2,068)
Variation rate assets	(9,099)	(9,693)
Tax loss carryforwards	(3,791)	(47,029)	52,272
Other	(4,955)	(25,002)	(31,554)

Tax at effective tax rate	$2,672	$(62,777)	$(37,518)

        The deferred income tax effect from the reduction in the 2002 income tax rates, related to the gradual reduction of the income tax rates explained above, resulted in the recalculation of the deferred income tax liability recorded as of December 31, 2001. The various rates applicable beginning in 2003 were applied to the temporary differences based on their estimated reversal date.

        c.     At December 31, 2003 and 2002, the main items comprising the (asset) liability balance of deferred income tax and employees' statutory profit sharing were as follows:

	2003		2002
	Deferred income tax	Deferred, employees' statutory profit sharing	Deferred income tax	Deferred, employees' statutory profit sharing
Current:
Inventories	$25,301	$7,667	$30,900	$9,088
Exchange (loss) gain				3,876
Non-deductible reserves	(160)	(48)	(10,603)	(3,118)

	25,141	7,619	20,297	9,846

Long-term:
Property, plant and equipment	95,476	36,544	110,360	37,993
Tax loss carryforwards	(38,375)		(42,834)
Recoverable asset tax	(6,855)		(1,214)
Deferred charges	7,020	2,135	7,907	2,326

	57,266	38,679	74,219	40,319

	$82,407	$46,298	$94,516	$50,165

        d.     Tax loss carryforwards and recoverable asset tax paid for which the deferred income tax asset and prepaid income tax, respectively, have been recognized can be recovered subject to certain conditions. Restated amounts as of December 31, 2003 and expiration dates are as follows:

Year of expiration	Tax loss carryforwards	Recoverable asset tax
2007	$6,858
2009	66,581
2010
2011	18,722
2014	24,125	$6,855

	$116,286	$6,855

NOTE 14—FINANCIAL INSTRUMENTS:

a.    Fair value of financial instruments—

        For certain of the Company's financial instruments, including cash, accounts receivable, accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short maturities. Consequently, such financial instruments are not included in the following table that provides information about the carrying amounts and estimated fair values of other financial instruments of the Company at December 31, 2003 and 2002:

	2003		2002
	Fair value	Book value	Fair value	Book value
Liabilities:
Long-term debt (excluding financial leases and interest)	$20,000	$20,000	$20,000	$20,000

        The following method and assumptions were used to estimate the fair value of each type of financial instrument:

  •
  Long-term debt: Fair value is based on the estimated market prices obtained from the Company's financial advisors.

b.    Concentration of risk—

        Financial instruments, which potentially subject the Company to a concentration of credit risk, consist primarily of cash and cash equivalents, short-term investments and trade accounts receivable.

        The Company invests or maintains available cash with various leading banks principally in Mexico and the U.S. or in commercial paper of highly-rated companies. As part of its cash management process, the Company regularly monitors the relative credit standing of these institutions and, by policy, limits the amount of credit exposure to any one institution. In the normal course of its activities, the Company grants credit to its customers. Although the accounts receivable resulting from these transactions are not guaranteed, the Company has not had any significant portfolio recovery problems.

NOTE 15—CONTINGENCIES AND COMMITMENTS:

        The Company is involved in various legal proceedings derived from its normal operations. The Company does not expect that any of these proceedings will have a material adverse effect on its financial condition or results of operations.

        In July 1991, the agricultural community of Pilares de Nacozari Ejido (the "Ejido") commenced an action ("Amparo") in the first federal district court in Sonora, Mexico against the Ministry of Agrarian Reform (the "Ministry"), alleging that the expropriation of approximately 1,500 hectares of land on which certain of Mexcobre's facilities are currently located, which land is adjacent to the land where the mine is located, was improper. Mexcobre was not named as a defendant in the Amparo, although it was included as an interested third party due to its ownership of the land. Mexcobre bought the land in question in 1976 from the Banco Nacional de Obras y Servicios P(7)blicos, which had previously acquired it as a beneficiary of the expropriation by the Ministry in 1973.

        The claim alleged by the Ejido states that the Ministry failed to notify one of three legal representatives of the Ejido of the expropriation. In 1994, the Mexican District Court Judge of Hermosillo granted the Amparo ruling the expropriation by the Ministry legally void and in 1997 made a second ruling ordering the Ministry to return the land. As a result of the second ruling, Mexcobre filed an ancillary action alleging the impossibility of returning the land.

        There has been no final resolution of this matter, but the Mexican District Court Judge of Hermosillo before whom this matter is presently docketed has twice issued a ruling stating that it is impossible to return the land as a mean of restitution. A third and final ruling from the Mexican District Court Judge of Hermosillo is expected soon. We believe, along with Mexcobre, that if the Ejido requests indemnity instead of a return of the land, Mexcobre's financial responsibility with respect to such compensation would not be material.

NOTE 16—SUBSEQUENT EVENTS:

        On February 3, 2004, GMEXICO, the largest stockholder of Southern Peru Copper Corporation (SPCC), presented a proposal regarding the possible sale to SPCC of all the shares of GMEXICO's subsidiary, MM, representing approximately 99% of MM's outstanding shares, in return for the issuance of additional shares of SPCC. MM holds substantially all of GMEXICO's Mexican mining assets.

        SPCC has formed a Special Committee of Disinterested Directors, comprised of members of its Board, to evaluate the proposal. There is no assurance that this transaction will be consummated.

NOTE 17—RESTATEMENT OF PREVIOUSLY REPORTED U.S. GAAP FINANCIAL INFORMATION RESULTING FROM COMPANY'S DETERMINATION TO ADOPT U.S. DOLLAR AS FUNCTIONAL CURRENCY FOR 2003:

        Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency. The Company's management has determined the U.S. dollar as its functional currency in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, as mentioned in Note 2b.

        Subsequent to the issuance of the Company's December 31, 2002 consolidated financial statements, prepared in accordance with Mexican GAAP and accordingly expressed in thousands of Mexican pesos of purchasing power as of December 31, 2002, the Company's management determined that its reconciliation of net income (loss) and stockholders' equity from Mexican GAAP to U.S. GAAP were not prepared assuming that the U.S. dollar was the functional currency, but rather reflected the Mexican peso as the functional currency. Therefore, the reconciliation of net income (loss) and stockholders' equity to U.S. GAAP as of and for the years ended December 31, 2002 and 2001, have been restated to give effect to the identification of the U.S. dollar as the functional currency.

        Under U.S. GAAP, with the U.S. dollar as the functional currency, the effects of inflation recognized under Mexican GAAP must be eliminated in the reconciliation to U.S. GAAP.

        Accordingly, the restated amounts shown below have been remeasured into U.S. dollars and translated back into the reporting currency, the Mexican peso, by applying the procedures specified in SFAS No. 52.

        The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars. Accordingly, the comprehensive effects of inflation are removed from the Mexican peso-denominated financial statements. Monetary assets and liabilities are remeasured at the balance sheet date (current) exchange rate. Non-monetary assets are recorded at their historical exchange rate at the time of purchase. Prior transactions in currencies other than the U.S. dollar are remeasured at the exchange rates in effect when the transactions occurred. Revenues and expenses are remeasured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of non-monetary assets, which are remeasured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the remeasurement are included in the determination of net loss in the period such gains and losses arise.

        The amounts obtained from the remeasurement process referred to above are translated back into Mexican pesos following the provisions of SFAS No. 52. Assets and liabilities are translated at the current selling exchange rate of Mexican pesos of 10.31 and 9.14 per U.S. dollar as of December 31, 2002 and 2001, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average exchange rate during the period. Translation effects of exchange rate changes are included in other comprehensive income as a cumulative translation adjustment in stockholders' equity.

        The effect of the restatement is shown in the table below:

	Year ended December 31, 2002		Year ended December 31, 2001
	(Ps in thousands, except per share data)
U.S. GAAP net income (loss) as previously reported	Ps	987,782	Ps	(24,587)
Impact of restatement for change in functional currency		351,946		308,455

U.S. GAAP net income (loss) as restated	Ps	1,339,728	Ps	283,868

Basic and diluted earnings (loss) per share under U.S. GAAP, as previously reported	Ps	.95	Ps	(.02)

Basic and diluted earnings (loss) per share under U.S. GAAP, as restated	Ps	1.28	Ps	.27

U.S. GAAP stockholders' equity as previously reported	Ps	17,774,839	Ps	16,191,494
Impact of restatement for change in functional currency		788,166		(375,449)

U.S. GAAP stockholders' equity as restated	Ps	18,563,005	Ps	15,816,045

INDEX TO EXHIBITS

Exhibit Number	Document
12.1	Certification of the President and General Director of the registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Finance Director of the registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the President and General Director of the registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Finance Director of the registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

QuickLinks

TABLE OF CONTENTS
EXPLANATORY NOTE
PRESENTATION OF INFORMATION
FORWARD-LOOKING STATEMENTS
PART I
SELECTED OPERATING DATA
HISTORY AND DEVELOPMENT OF THE COMPANY
BUSINESS OVERVIEW
ORGANIZATIONAL STRUCTURE
PROPERTY, PLANT AND EQUIPMENT
MEXICANA DE COBRE, S.A. DE C.V. MINES AND PLANTS CAPACITY UTILIZATION IN 2003
Ore Reserves (Estimated as of January 1, 2004)
RESULTS OF OPERATIONS FOR 2003 AND 2002
CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
PART II
PART III
SIGNATURES
ANNEX F FINANCIAL STATEMENTS OF MEXICANA DE COBRE, S.A. DE C.V. (AS RESTATED)
MEXICANA DE COBRE, S. A. DE C. V. AND SUBSIDIARIES (Subsidiary of Minera México, S. A. de C. V.) CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2002
MEXICANA DE COBRE, S. A. DE C. V. AND SUBSIDIARIES (Subsidiary of Minera México, S. A. de C. V.) CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2002
INDEX
REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM
MEXICANA DE COBRE, S. A. DE C. V. AND SUBSIDIARIES (Subsidiary of Minera México, S. A. de C. V.) CONSOLIDATED BALANCE SHEETS (US$ in thousands)
MEXICANA DE COBRE, S. A. DE C. V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (US$ in thousands, except per share data)
MEXICANA DE COBRE, S. A. DE C. V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001 (US$ in thousands)
MEXICANA DE COBRE, S. A. DE C. V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (US$ in thousands)
MEXICANA DE COBRE, S. A. DE C. V. AND SUBSIDIARIES (Subsidiary of Minera México, S. A. de C. V.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003, 2002 AND 2001 (US$ in thousands)
INDEX TO EXHIBITS